Simply Delivering Value



Southwest Gas
HOLDINGS

2022 ANNUAL REPORT



COMPANY PROFILE Southwest Gas Holdings, Inc. (NYSE: SWX), based in Las Vegas, Nevada, is an energy infrastructure holding company that conducts operations in both regulated and unregulated businesses. Regulated operations include Southwest Gas Corporation ("Southwest Gas"), a natural gas utility serving more than two million residential, commercial, and industrial customers in portions of Arizona, California, and Nevada. Unregulated operations consist of Centuri Group, Inc. ("Centuri"), a strategic infrastructure services company that partners with regulated utilities to build and maintain the energy network that powers millions of homes and businesses across the United States and Canada.

Although Southwest Gas Holdings closed on the sale of MountainWest Pipelines Holdings, Inc. ("MountainWest") on February 14, 2023, we included MountainWest data and commentary where relevant.

References to "Company," "SWX," "we," and "our" refer to Southwest Gas Holdings, Inc. All financial figures are in U.S. dollars unless otherwise noted.

Table of Contents



"Southwest Gas will continue to pursue balanced and equitable solutions to exceed our customers' expectations and build on the significant growth potential we have already started to realize."

Karen S. Haller
President and Chief Executive Officer

To all of our stockholders,

Natural gas has long played a role in our region's dynamic energy industry, serving as a core energy source that fuels our lives, homes, and businesses; contributes to reducing greenhouse gas emissions; and provides the foundation for strong economic growth.

For over 25 years, I have had the honor to be part of a company that serves with excellence and supports its communities. It is a privilege for me now to address our stockholders as President and Chief Executive Officer of Southwest Gas Holdings, Inc., and lead a company focused on safely delivering affordable, reliable, and sustainable energy to customers and long-term value to all our stakeholders.

Being at the helm of a Company whose employees are among the best and brightest innovators, safety-focused, committed to exceeding our customers' expectations, and who are strengthening our communities is a rare honor. Every day I am heartened to work alongside our diverse teams as they provide safe and reliable energy for life's essentials and pave the way for a balanced and resilient energy future that uplifts our communities while fueling economic growth. Our employees' commitment to community extends beyond providing an essential service — they generously give their time and financial support to local nonprofits, enriching the places we call home.

We are more resilient because of our employees' dedication, spirit, and ability to adapt. In 2022, our Company underwent significant structural and leadership changes — and our communities faced the worst economy-wide inflation in more than 40 years. Throughout the year, our Company concentrated on optimizing the utility to deliver value through financial discipline, operational excellence, and constructive regulatory relationships while continuing to provide excellent service to our communities. We also implemented a capital expenditure plan supported by increased economic development and customer growth throughout our service territory. This work has positioned us well to continue delivering sustainable energy options for our customers and communities.

Our Board of Directors also navigated current challenges, and, after a diligent strategic review, announced its decision to simplify our Company's structure. This strategic shift included the sale of MountainWest and a decision to pursue a spin-off of our wholly owned subsidiary, Centuri, enhancing our credit profile and strategic flexibility.

Transitioning Centuri to a standalone utility infrastructure services platform with strong leadership and a foothold in infrastructure modernization and the energy transition is an exciting opportunity. The decision to separate Centuri from Southwest Gas Holdings positions each organization for a bright, profitable, and innovative future as independent, publicly traded companies. Both Centuri and Southwest Gas are taking the necessary steps to optimize organizational and operational efficiencies. Each stands ready to build on its proven track record of consistent, exceptional growth while continuing to deliver dependable long-term value.

Overseeing our Company's strategy and performance is a diverse board of 11 forward-thinking directors. By leveraging our unique backgrounds, experiences, and viewpoints, we are stronger and better equipped to continue serving the public interest as an essential energy and infrastructure services provider.

Moving forward, we will continue striving to improve the quality of life of our employees, customers, and communities in everything we do. We will also strive to fuel community growth and be good corporate citizens, accountable for our environmental impact and pursuing innovation for the energy future.

Over the next year, as Centuri prepares to be a standalone company, the world-class utility infrastructure services platform will continue leading in areas of infrastructure modernization and energy transition. Centuri's proven performance record is fueled by continued growth among its long-term relationships with blue-chip North American utilities and strategic measures to de-lever the business organically with healthy cash flow generation.

Southwest Gas remains committed to providing energy that brings comfort to our neighbors' homes, fuels their businesses, and supports economic development. Small and large businesses across our service territory rely on natural gas, and we have witnessed our cities' growth and development into vibrant communities due in part to our ability to safely deliver this affordable, reliable, and sustainable fuel.

Natural gas remains an integral part of the solution to achieving economy-wide emissions reductions. Through innovative technology and creative partnerships, we continue to support our region's climate goals by powering vehicles with cleaner fuels, enabling the delivery of renewable natural gas from organic waste, and exploring the potential of hydrogen. Southwest Gas will continue to pursue balanced and equitable solutions to exceed our customers' expectations and build on the significant growth potential we have already started to realize.

We recognize our important role in fostering a sustainable future for those we serve while delivering value to our stockholders. As our Company looks toward the future, we will continue striving to enhance customer service through integrity and transparency and remain steadfast in delivering growth through perseverance and work ethic — priceless values that have guided me throughout my career. I look forward to updating you as we focus our efforts on Simply Delivering Value.

Karen S. Haller
President and Chief Executive Officer

A Resilient Financial Journey

2022 marked a year of resilience and a significant inflection point for our Company as we charted our path forward to becoming a leading fully regulated natural gas utility with an optimized balance sheet that will enable continued investment in safety, customer service and infrastructure, and a competitive dividend policy.

Underscoring our confidence in our transformation, the Board of Directors approved a dividend of $0.62 per share ($2.48 per share on an annualized basis) in February 2022, and again in February 2023, continuing the Company's 66-year history of competitive quarterly dividend payouts at ratios that are equal to or better than our peers.

While our portfolio is continuing to evolve and we are still working through the macroeconomic headwinds that impacted our businesses, we remain focused on delivering solid financial performance and creating value for our stockholders. Our low-risk business model continued to provide dependable, steady results despite continued inflation. Regional population increases bolster Southwest Gas' customer growth, and the utility added over 41,000 new customers in 2022 — an annual growth rate of 1.9% — supporting an increased operating margin of $55 million. While Centuri experienced pressure from increased fuel costs, its record revenues highlight its strong customer relationships and business opportunities.

While macroeconomic pressures and stockholder activism influenced results in 2022 — in addition to a recognized loss related to the sale of MountainWest and higher costs from the strategic review — we delivered strong revenue growth overall, worked to position the Company as a premier utility, and recently finalized our Arizona rate case with a record result. As we look to 2023 and beyond, we advance toward a new chapter for Southwest Gas and Centuri with sustained profitable growth as two focused, independent industry leaders.

Following a thorough review, our Board made the strategic decision to simplify the Company's portfolio of businesses through the sale of MountainWest and the spin-off of Centuri.

In December 2022, the Company entered into an agreement to sell 100% of MountainWest in a transaction delivering $1.5 billion in enterprise value, subject to certain adjustments.

The transaction closed in February 2023, and proceeds from the sale were used to repay a substantial portion of the Company's approximately $1.1 billion term loan.

We are continuing to make steady progress on the spin-off of Centuri, which is expected to be completed during the fourth quarter of 2023 or first quarter of 2024 and we expect it to be tax-free to the Company and its stockholders for U.S. federal income tax purposes.

The separation of Southwest Gas and Centuri is expected to drive value for our stockholders, who will retain an ownership stake in two independently traded public companies with compelling financial profiles. The separation will highlight the unique strengths and opportunities of each business, enhancing value transparency through more direct comparability to pure-play industry peers and creating stronger stockholder alignment.

This is a significant step toward returning Southwest Gas to its core regulated utility business of providing safe, reliable, affordable, and sustainable energy to meet the expectations of customers and communities — while continuing to maximize its growth potential and unlocking stronger, long-term financial flexibility. We believe the utility is positioned for continued success as we pursue stable rate base growth driven by strong regional demand dynamics and our optimization plan. With a de-risked business mix and asset portfolio, Southwest Gas is positioned for stable cash flows and the ability to efficiently deploy capital with our investment-grade balance sheet.

Southwest Gas is currently undergoing a multi-step utility evaluation process focused on optimizing its performance. The review is expected to result in a utility optimization plan aimed at creating a more streamlined organization, more efficient allocation of capital, and enhanced customer affordability and stockholder value.

Net Income by Segment
(in thousands)

Segment	Net Income
Natural gas operations	$ 154,380
Utility infrastructure services	2,065
Pipeline and storage	(283,733)
Corporate and other	(76,002)
Total	**$ (203,290)**

Natural Gas Distribution
Margin by customer class



1% Industrial and other

3% Large commercial

71% Residential

14% Small commercial

11% Transportation

Dividend History



$2.08 $2.18 $2.28 $2.38 $2.48   **$2.48**

18   19   20   21   22   23

Utility Infrastructure Services
Revenues



28% Electric power infrastructure services

17% Other infrastructure services

$2.76B Total revenues

55% Gas infrastructure services

Comparison of Five-Year Cumulative Total Returns



$225

$150

$75

$0

18   19   20   21   22

● SWX   ● S&P 500   ● S&P COMPOSITE UTILITIES INDEX   ● S&P 1500 GAS UTILITIES INDEX

PERFORMANCE GRAPH

The performance graph compares the five-year cumulative total shareholder return on Company common stock, assuming reinvestment of dividends, with the total returns on the Standard & Poor's ("S&P") 500 Stock Composite Index ("S&P 500"), the S&P Composite Utilities Index, and the S&P 1500 Gas Utilities Index. The total stockholder return (annualized) over the five-year period for Southwest Gas Holdings, Inc. ("SWX") was -2.17%, compared to the S&P 1500 Gas Utilities Index ("S15GASU") return of 3.85%, the S&P Composite Utilities Index ("S15UTIL") return of 9.13%, and the S&P 500 Index ("SPX") return of 9.40%.



Effective Governance

Our Company's commitment to strong and effective governance has long been built on a foundation of integrity and transparency. It is a legacy we continue to build, and with 55% of directors being women and 27% minority group members, we are proud to have the most diverse Board of Directors in the Company's history.

In 2022, our Board underwent considerable change, with six new members joining to replace retiring veteran directors. The new directors include E. Renae Conley, the first woman to serve as Board Chair, who was elected to the role in May, and Karen S. Haller, the Company's first female President and CEO. The new directors bring knowledge and specific core competencies — both in terms of the industry and public companies — which complement our existing members, making them well qualified to serve the long-term interests of the business and stockholders. Our Company values diverse perspectives, backgrounds, and a broad range of experiences, and we look forward to the opportunities that may arise from the new ideas and practices these six new members bring at this pivotal moment in our history.

Our Board provides diligent oversight of the Company's strategy, decision-making, and risk management — a service essential to creating long-term, sustainable value for our stockholders. Ten of the 11 Board members — the one exception being our CEO — meet the New York Stock Exchange's standard for director independence.

The Board fulfills its responsibilities directly and through three standing committees — Audit, Compensation, and Nominating and Corporate Governance — two of which are women-led. Additionally, in 2022, the Board created the ad hoc Strategic Transactions Committee to oversee the sale of MountainWest and the spin-off of Centuri.

We believe diverse leadership results in enhanced decision-making, increased opportunities for innovation and higher employee satisfaction, all of which help drive the Company's long-term success and maximize value for our stockholders.

Southwest Gas takes pride in its critical role supporting the region's growing economy by safely delivering reliable, sustainable, and affordable energy to more than two million homes and businesses.





Exceptional Growth

For decades, the Southwest's robust job market, available land, and mild winters have drawn increasing numbers of residents to our region, and over the years, natural gas has helped to fuel our region's economic development.

As the largest natural gas distributor in Arizona and Nevada, Southwest Gas takes pride in its critical role in supporting the region's growing economy by safely delivering reliable, sustainable, and affordable energy to more than two million homes and businesses across those states and parts of California. Moreover, as an independent entity, the utility will be able to focus exclusively on its commitment to the communities it serves while continuing to exceed customer expectations and build on its significant customer and rate base growth.

Regional Growth & Economic Development

The utility will continue to support the growing Southwest region, providing safe and reliable service to customers and a long-term source of stable revenue for the Company. In 2022, Southwest Gas welcomed over 41,000 new customers across its service territory, nearly 5,000 more than the previous two years.

The two largest cities in the utility's service area remain among the fastest growing in the country. The population of greater Phoenix continues to surge — and is projected to grow 67.3% by 2060, according to the 2020 U.S. Census report. At the same time, the Census Bureau expects an even more staggering population boom in the Las Vegas metro area, with the number of residents projected to skyrocket by 90.5% over the same period. Demand for natural gas service is high in these areas, and builders continue to include natural gas infrastructure in new housing developments. We anticipate closings from new construction single-family homes to remain steady.

In 2021, over 62% of Nevada's and 44% of Arizona's electricity was generated by natural gas, providing a source of affordable, reliable, and sustainable energy on which small and large businesses across Southwest Gas' service territory rely.

In 2022, Arizona saw tremendous growth in industry, heavily supported by natural gas infrastructure. A variety of multinational corporations — producing products from semiconductors to consumer goods — have built manufacturing plants in Arizona in recent years, including Taiwan Semiconductor, Intel, Gold Bond, and Air Liquide.

Similarly, natural gas remains the foundational energy that fuels much of Nevada's economy, from its world-famous Las Vegas Strip to its mining operations in the north. Natural gas provides an affordable and reliable energy source that supports facilities and functions for experiences such as the MSG Sphere and developments like Fontainebleau Las Vegas.

Southwest Gas continues to deliver sustainable energy solutions across its service territory that promote a diversified economy, contribute to workforce development and environmental and economic justice efforts, and support community prosperity and growth.

Customer Growth
(in thousands)



18	19	20	21	22
32	34	37	37	41

Projected Population
Cumulative % Change 2023–2028



Arizona **3.76%**

California **1.08%**

Nevada **3.95%**

United States **2.14%**

Source: S&P Global Market Intelligence

Closings and Permits, New Construction Single-Family Market

● CLOSINGS   ● PERMITS



Central Arizona

22	23*	24*
23,221 / 22,281	23,000 / 21,600	23,300 / 22,000

Southern Arizona

22	23*	24*
3,669 / 3,562	3,600 / 3,300	3,700 / 3,500

Southern Nevada

22	23*	24*
11,756 / 10,642	11,400 / 10,500	11,500 / 11,000

* Projected
Sources: Arizona data from RL Brown Housing Reports.
Nevada data from Las Vegas Housing Market Letter.

Continued Expansion

Southwest Gas works closely with its customers to provide solutions that meet their energy, sustainability, and resiliency needs. Through various expansion projects, the utility has extended natural gas service to unserved or underserved communities and established partnerships to provide innovative energy solutions, to drive economy-wide emissions reductions.

Southwest Gas continued to expand service in two of its most rural communities in 2022, connecting more than 700 customers in Mesquite and Spring Creek, Nevada. Legislation in Nevada allows utilities such as Southwest Gas to expand natural gas service to unserved and underserved communities to promote economic development. The utility's expansion into these areas has attracted businesses and enabled growth in these communities that previously would have been unable to meet increasing energy needs. Southwest Gas continues to meet this demand with ongoing expansion in rural Nevada.

Fort Irwin National Training Center

In September 2022, Southwest Gas signed an agreement with the U.S. Army to construct a pipeline that will deliver natural gas to the Fort Irwin National Training Center ("Ft. Irwin") in Southern California for the first time in its existence. As part of a Utility Energy Services Contract ("UESC"), natural gas will serve several buildings and uses including a combined heat and power ("CHP") plant that will deliver 16 megawatts of electricity to the base. This project, which will include companion renewable energy sources, aims to provide the community of 20,000 service members with a more reliable and resilient energy system.



Southwest Gas added over

41,000

customers in 2022







Centuri Poised for Continued Growth

With a diversified utility services platform operating across the U.S. and Canada, Centuri is positioned to pursue significant opportunities across utility end markets and build on its expansion into high-growth and renewable energy markets.

In 2022, Centuri achieved record revenues for the thirteenth consecutive year and record adjusted EBITDA for the fifth consecutive year. Growth in revenues was offset by a rise in operating expenses driven by continuing inflationary pressures in fuel and subcontractor costs and higher interest expense on outstanding debt, among other factors.

Centuri has taken strategic efficiency and cost-saving measures to maintain profitability and continue delivering maximum value for stockholders. Through relationships that date back decades, Centuri has long-term contracts with an attractive blue-chip customer base comprised of a diverse range of utilities, enabling predictable revenues and resiliency over time. Centuri's relationships with its top 20 customers, representing the bulk of its revenues, have endured for nearly 25 years on average. This strong foundation will enable Centuri to build on its proven track record of significant, long-term growth and deliver value to stockholders well into the future.

Realizing the Promise of Offshore Wind

Centuri is at the forefront of America's burgeoning offshore wind industry, serving as general contractor for several current wind projects in the Mid-Atlantic and Northeastern regions. Riggs Distler, a subsidiary of Centuri, is contracted to provide onshore assembly, fabrication, and port logistics for two active projects in Rhode Island and recently signed two additional contracts for work in Maryland and New York.

Centuri recorded $94 million in revenue for sustainable wind energy projects during 2022 and projects to achieve approximately $250 million in 2023. The value of all wind contracts signed to date is nearly $525 million.

Operational Excellence

We have taken a proactive approach to achieving our strategic goals of operational excellence, safety, exceptional customer satisfaction, and continued growth.

In 2022, Southwest Gas launched a comprehensive optimization plan, focusing on several key business areas such as capitalization policy, new business policy, and regulatory approvals. To ensure maximum results, the utility partnered with a leading third-party business consultant to review and optimize its operational efficiencies and cost structures.

Commitment to Safety

Southwest Gas prioritizes employee and public safety above all else and has firmly embedded this value deep in its culture. The Company invests heavily in the maintenance and monitoring of its utility infrastructure to ensure the highest standards of quality and integrity. Effective leak detection, damage prevention programs, employee training, and public awareness initiatives are just a few of the many tools Southwest Gas employs to keep the public safe and ensure its employees return home to their families.

This unwavering commitment to safety was acknowledged in 2022, as Southwest Gas employees voted it as the company's top strength in the annual employee engagement survey. Additionally, the utility company was recognized by *Forbes* as one of the top two Best-in-State Employers in Nevada for its safe working environment, competitive compensation, career advancement opportunities, and flexible telecommuting options.

At Centuri, our Think SAFE safety observation program engages everyone from executive leaders to frontline teams. Through safety observations, Centuri reinforces positive actions, identifies corrective actions, and encourages open and honest communications to promote safety awareness. In 2022, Think SAFE frontline observations increased 45% over the prior year. Safety and quality field assessments also increased in 2022. Since 2017, TRIR and DART performance has decreased significantly, while work hours have increased 58% over the same period. These strong safety results are indicative of a culture of safety throughout the Centuri organization.

Further, Centuri's 2022 employee safety culture survey garnered a record-setting participation rate, resulting in a score of 4.12 out of 5, depicting a positive culture.

Throughout the years, *Engineering News-Record* ("*ENR*") has consistently ranked Centuri as a Top Specialty Contractor. In 2021 and 2022, Centuri held No. 4 on *ENR*'s annual Top 600 Specialty Contractors list in the Utility category and moved from No. 12 to No. 8 in *ENR*'s overall specialty contractor rankings for 2022.

Exemplifying safety commitments to the community, Southwest Gas' pipeline management and infrastructure system represents one of the newest and tightest systems in the country. The utility has further invested in GoVAC™ and ZEVAC systems, state-of-the-art technologies designed to mitigate the release of natural gas from maintenance and repair activities. The utility's monitoring efforts are among the most rigorous, exceeding what regulators and law require. The U.S. federal government requires leak surveys to be performed on all natural gas distribution systems every five years. Southwest Gas has exceeded these national standards by surveying its territories every three years. Furthermore, in 2022, Southwest Gas supported the Public Utilities Commission of Nevada ("PUCN") in implementing an annual leak survey, a first-of-its-kind program.

Southwest Gas' unwavering commitment to safety has resulted in a consistent decrease in pipeline leaks, even as the company expands its reach to accommodate the region's rapid growth. Despite more than doubling the size of our utility's distribution system over the last 30 years, Southwest Gas reduced the total system leak rate by 89% over that same period.

In addition to reducing leaks in utility-owned pipelines, Southwest Gas continues to work with state regulators to develop Customer-Owned Yard Line ("COYL") programs across its service territory. A COYL, the primary underground gas line that extends from the meter to the customer's home or business, is the property owner's responsibility to maintain. COYL programs provide customers with leak inspections and the option to relocate or replace meters and lines with infrastructure owned and maintained by the utility. Doing so removes the burden of line maintenance from the customer, mitigates the risk of unintentional emissions, and enhances public safety. From the inception of the first COYL program in 2012 through 2022, SWG has replaced over 32,000 COYLs throughout Arizona, California, and Nevada.

Southwest Gas is actively working to reduce the need for repairs through its pipeline damage prevention initiatives. The Company is deeply committed to engaging with the community and educating the public and contractors on how to recognize and respond to natural gas emergencies and prevent damage to pipelines. By taking a proactive approach, Southwest Gas is not only reducing the need for repairs, but also fostering a safer and more informed community.

Southwest Gas firmly believes that its employees are the cornerstone of its success, and thus places service and safety at the forefront of its priorities. The Company invests in comprehensive safety training and provides employees with the necessary tools to perform their jobs safely. Moreover, Southwest Gas empowers its employees to drive its safety culture forward through programs such as the Achieving Continuous Excellence ("ACE") Program, where they can share improvement opportunities, report concerns, and participate in resolution efforts, and the Safety Recognition Program, where they can be recognized and rewarded for their contributions. These initiatives demonstrate Southwest Gas' commitment to ensuring the safety and well-being of its employees, customers, and the community.

Despite more than doubling the size of our utility's distribution system over the last 30 years, Southwest Gas reduced the total system leak rate by 89% over that same period.

Southwest Gas Capital Expenditures
(in millions)



Southwest Gas Emergency Response Time
Arrival on scene within 30 minutes



Southwest Gas Damages per 1,000 Tickets



The Regulatory Landscape

We recognize the importance of our contribution to shaping our region's economic and energy future. As a company, we are committed to ensuring our customers continue to have access to reliable, affordable, and sustainable energy while addressing impactful economic development policy issues.

As such, we value our collaboration with state and federal regulators to deliver outcomes that benefit our customers while allowing for timely cost recovery to support the Company's operations and infrastructure investments across our service territory. Two such outcomes include newly established base rates in Nevada and Arizona.

In March 2022, the Public Utilities Commission of Nevada approved an all-party settlement in the Company's most recent Nevada general rate case, which established new rates effective in April predicated on an approximate $14 million revenue increase, and the continuation of full revenue decoupling.

The result of the Arizona rate case was significant for Southwest Gas. In January 2023, the Arizona Corporation Commission authorized a base rate adjustment of approximately $54 million, the largest general rate case revenue increase in the utility's history. The decision also allows for the continuation of all of the utility's rate adjustment mechanisms, including full revenue decoupling. Notably, the decision rejected proposals to eliminate construction allowances and establish a planning process that would have reduced energy choice and established barriers to continued investment in the Company's natural gas infrastructure in the state.

These general rate case decisions represent constructive regulatory outcomes that allow the Company to update rates to reflect its significant investments in natural gas infrastructure critical to serving its Nevada and Arizona customers.

During 2022, the Company continued to see an increase in the cost of natural gas, which Southwest Gas procures on behalf of its customers without markup. Our cost recovery mechanisms for gas purchases are designed to help protect customers from large fluctuations in gas cost rates. Southwest Gas remains committed to helping its customers manage their energy usage and bills whenever possible through financial assistance programs, energy-efficiency programs, and energy conservation education.

Working alongside regulators, we continue to pursue opportunities to achieve a balanced and equitable energy future for the communities we serve. We believe these collaborative efforts will not only benefit our customers and help achieve our communities' environmental goals but will also create stockholder value.







95%

customer satisfaction
rating in 2022



Commitment to Service

We continue to work diligently to deliver exceptional service and value every day. A cornerstone to elevating customer satisfaction is through effective communications. Serving our customers is a privilege we take seriously — and we seek to continue to earn their business and trust through actively listening to feedback and providing consistent communication.

Southwest Gas takes its responsibility as a vital service provider seriously, consistently striving to exceed customers' expectations. This dedication is evidenced by our 2022 customer survey results, in which the utility earned a 95% customer satisfaction rating. We are proud that the families and businesses the utility serves continue to recognize its commitment to service and ongoing efforts to improve its customers' experience.

For the third consecutive year, Southwest Gas ranked #1 in the West by J.D. Power in Customer Satisfaction with Business and Large Residential Natural Gas Utilities.

The J.D. Power 2022 U.S. Gas Utility Residential Customer Satisfaction Study measures residential customer satisfaction across six study factors: price, safety and reliability, billing and payment, corporate citizenship, communications, and customer care. Southwest Gas ranked highest across all six factors.

Southwest Gas also ranked highly for its business customer satisfaction. The utility was recognized for delivering the best in price, safety and reliability, billing and payment, corporate citizenship, and communications in the West Region of the J.D. Power 2022 U.S. Gas Utility Business Customer Satisfaction Study.



Southwest Gas received the highest score in the West Region of the J.D. Power 2020–2022 U.S. Gas Utility Business Customer Satisfaction Studies and the West Large Segment of the J.D. Power 2020–2022 U.S. Gas Utility Residential Customer Satisfaction Studies of customers' satisfaction nationally among gas business and residential customers. Visit jdpower.com/awards for more details.



#1

We are committed to exceeding our customers' expectations and meeting their energy needs well into the future. We are honored to be ranked #1 by J.D. Power and humbled by our customers' recognition of our efforts to serve them with excellence.



Read our 2022
Sustainability Report
at **swgasholdings.com**



Read Centuri's
2022 Sustainability Report
at **nextcenturi.com**



A Sustainable Future

As an energy company committed to sustainable solutions, we continue to help build pathways to achieve greenhouse gas ("GHG") emissions reduction and climate goals in our service areas.

Natural gas already supports these efforts as a low-carbon fuel source, displacing other carbon-intensive energy sources for power generation, transportation, and other downstream applications. It continues to play an integral role in driving down economy-wide emissions, improving air quality, supporting energy grid and system resilience, and providing for long-term energy sustainability.

Our current natural gas infrastructure serves as the ideal companion to renewable energy technology, and our continued investments in pipeline infrastructure provide the ability to deliver lower-carbon fuels. Compressed natural gas ("CNG") is a safer and more eco-friendly alternative to gasoline and diesel that helps power vehicles. Renewable natural gas ("RNG") and hydrogen offer powerful, sustainable solutions for fueling our homes and businesses without the major infrastructure or appliance upgrades other solutions require.

In addition to supporting an increasingly lower-carbon energy system, Southwest Gas is committed to reducing its GHG emissions from the Company's fleet and buildings by 20% by 2025.

To achieve this target, the utility is converting fleet vehicles to alternative fuels, reducing unnecessary driving and idling times, and improving building energy efficiency. At the end of 2022, approximately 17% of the utility's fleet was fueled by CNG, with another 9% of CNG-capable vehicles on order.

At Centuri, the nature of our work supports our commitment to environmental stewardship. By improving the resiliency and efficiency of energy distribution systems, reducing the environmental impact of aging systems, and enabling infrastructure for clean energy, Centuri plays a significant role in building a sustainable energy future for everyone.

Not only is the environment at the forefront of what we do at Centuri — it's at the forefront of how we do it. We are dedicated to setting the standard for environmental stewardship in the field, our fleet, and our facilities. In 2021, we established a company goal to reduce Centuri's GHG by 25% by 2030. We are tracking and reporting companywide Scope 1 and Scope 2 emissions data and are executing a decarbonization strategy to reach our goal by 2030.

Leading Innovation

Imagining Energy Differently

The use of hydrogen presents an exciting opportunity to harness existing natural gas resources and infrastructure to help customers and communities reach their climate goals. In 2022, Southwest Gas partnered with 40 member organizations representing education, industry, and government in Arizona, Nevada, and the Navajo Nation to form The Southwest Clean Hydrogen Innovation Network ("SHINe"). This regional hub aims to create an ecosystem to economically produce, store, transport, and use clean hydrogen ("c-H2") powered by renewable energy sources.

In September 2022, Southwest Gas filed an application with the California Public Utilities Commission ("CPUC"), alongside other California gas utilities, for a hydrogen-blending demonstration project in the town of Truckee, which aims to explore hydrogen-blending scenarios under cold weather and high-altitude conditions.

The utility also partnered with the University of Nevada, Las Vegas ("UNLV"), Arizona State University ("ASU"), and GTI Energy in collaboration with 19 other utilities on hydrogen pilot programs to study the safety and reliability of natural gas-hydrogen blends and their compatibility with natural gas appliances.

To scale and commercialize RNG, Southwest Gas continues to build partnerships with the agriculture industry and municipalities across the utility's service territory. In 2022, the SoCal Biomethane Victor Valley Wastewater Reclamation Authority Project in Victorville, California, and the Great Basin Transmission Company interconnect in northern Nevada came online. We expect two new projects in Arizona to begin service in 2023 — the Butterfield Dairy Project in Buckeye and the Milky Way Dairy Project in Maricopa.

Through our work at Centuri, we have built an innovative, high-growth utility infrastructure services leader that operates throughout the U.S. and Canada. With a vast geographic footprint and comprehensive capabilities spanning the utility value chain, we will continue to enhance critical energy infrastructure systems through 5G datacom build-out, offshore wind, and other renewable energy transition programs.

Transportation is the leading contributor of emissions, and using compressed natural gas ("CNG") for fleets — a cleaner, cost-effective alternative to diesel — is helping achieve emission-reduction goals while maintaining equipment integrity for operators.



In 2022, Southwest Gas delivered

37,061,996 therms

of natural gas for vehicles in place of diesel

Equal to eliminating

79,012 metric tons

of GHG emissions

or removing

17,022

gasoline-powered passenger vehicles
from the road for a year



Southwest Gas has partnered with U.S. Gain to provide the Regional
Transportation Commission ("RTC") of Southern Nevada with RNG.

Uplifting Our Communities

Energy-Efficiency Programs

To help customers manage their gas bills and usage, Southwest Gas offers financial assistance and flexible payment plans for those in need. The utility also provides helpful tips and tools that residential and business customers can use to conserve resources, achieve greater energy efficiency, and reach their emission-reduction goals.

Southwest Gas encourages customers to take advantage of available state and federal programs — such as the Low-Income Home Energy Assistance Program ("LIHEAP"), the utility's Arizona Low-Income Ratepayer Assistance ("LIRA") Program, California's Energy Savings Assistance ("ESA"), or the California Alternate Rates for Energy ("CARE") program for assistance on monthly bills.

Diversity, Equity & Inclusion

We are committed to building a workplace culture that gives all our employees a sense of belonging, celebrates differences, and demonstrates our commitment to diversity, equity, and inclusion ("DE&I") through action. The Company has made notable progress on four DE&I commitments — transparency, evolving the talent pipeline, cultural training, and partnership development. In 2022, Plumaje, an LGBTQ+ media nonprofit based in Arizona, praised Southwest Gas as a long-time ally, presenting the utility with its Equity Leadership award in September.

For more than 30 years, Southwest Gas has been proud to partner with diverse businesses through its supplier diversity program, contributing to our local economies and enriching our communities.



At Centuri, we pledge to pursue the continuous improvement of safety practices and cultivate a world-class culture where safety, health, and mental well-being are fundamental values throughout our business areas. In 2022, Centuri's DEI Council continued advancing an inclusive and welcoming culture through Employee Resource Groups and training programs that inspire meaningful action and demonstrate a commitment to these values.

Centuri's DE&I commitment also promotes the economic inclusivity of local and diverse suppliers throughout its supply chain. Centuri subsidiary NPL consistently demonstrates this commitment through its Partner Alliance program, which brings NPL team members and suppliers together to advance supplier diversity initiatives. In early 2022, these efforts were further exemplified when the Federation of Women Contractors named NPL its "Outstanding Corporate Partner of the Year."

Employee Giving

We live and work in the communities we serve and are committed to making the places our customers, business partners, and employees call home stronger and sustainable. Strengthening our communities is more than a philanthropic commitment, it is part of our culture.

Through Southwest Gas' FUEL for LIFE employee giving program, our employees have opened their hearts and pledged more than $19.7 million to over 2,000 local charities over the last 11 years. These efforts were recognized by the Association of Fundraising Professionals as "Outstanding Corporate Philanthropist" in Phoenix and Tucson, Arizona.

Sustainability, Environment & Beautification

Through Southwest Gas' Building Lives Up Everywhere ("BLUE") volunteer program, our utility employees give their time to our communities and customers and make a meaningful impact.

For 2023, our efforts will center around our vision for a sustainable future "Sustainability, Environment & Beautification" which creates events that benefit our environment and strengthen our communities.

By focusing on schools, parks, and other areas of our communities and in partnerships with our local non-profit partners, our events will center on planting trees in underserved neighborhoods, expanding our tree canopy.

BY THE NUMBERS

2,303
Volunteer hours

$2.3M
Total employee giving

$1,250
Average employee donation

$1.5M
Southwest Gas Foundation donation

80%
Overall employee participation

Unlocking Future Value

We continue to demonstrate our commitment to building a sustainable and balanced energy future through action. By maximizing opportunities that support the emission-reduction goals of communities across our service territory, we remain committed to playing a critical role in the region's climate solutions and energy transition.

For more than 90 years, Southwest Gas has provided safe and reliable energy services, and delivered dependable value to stockholders. As an independent utility, Southwest Gas is poised to unlock additional long-term strategic flexibility while enhancing its pursuit of innovative energy solutions. Through these innovations, we continue to pursue robust and sustainable solutions like renewable natural gas ("RNG") and hydrogen, offering our communities a collaborative pathway to achieving our collective goals. Future investment in the natural gas delivery system will allow for the distribution of these low-carbon fuels. In these ways and more, natural gas is key to building a resilient energy future for our region — a future that strengthens our communities and fuels economic growth while protecting the environment and generating financial value for stockholders.

As an innovative utility infrastructure services company, Centuri stands to reach its significant growth potential by leveraging its size, scale, and comprehensive platform to meet diverse customer needs across geographic and utility end markets. Centuri's longstanding customer relationships provide a solid foundation to build lasting and resilient success. Today, Centuri is uniquely positioned to benefit from the tremendous demand for energy infrastructure across the industry, including the burgeoning renewables sector.

Our commitment to our stockholders and all stakeholders remains steadfast — Southwest Gas and Centuri will continue to deliver dependable, long-term value while bringing the balanced and clean energy future we all imagine to reality.





Financials

Management's Discussion and Analysis of Financial Condition and Results of Operations

About Southwest Gas Holdings, Inc.

Southwest Gas Holdings, Inc. is a holding company that owns all of the shares of common stock of Southwest Gas Corporation ("Southwest" or the "natural gas distribution" segment), all of the shares of common stock of Centuri Group, Inc. ("Centuri" or the "utility infrastructure services" segment), and as of December 31, 2022, all of the shares of common stock of MountainWest Pipelines Holding Company ("MountainWest" or "pipeline and storage" segment). Southwest Gas Holdings, Inc. and its subsidiaries are collectively referred to as the "Company."

In December 2022, the Company announced that its Board of Directors (the "Board") unanimously determined to take strategic actions to simplify the Company's portfolio of businesses. These actions included entering into a definitive agreement (the "MountainWest Purchase Agreement") to sell 100% of MountainWest in an all-cash transaction to Williams Partners Operating LLC ("Williams") for $1.5 billion in total enterprise value, subject to certain adjustments. Additionally, the Company determined it will pursue a spin-off of Centuri (the "Centuri spin-off"), to form a new independent publicly traded utility infrastructure services company. The MountainWest transaction closed on February 14, 2023. The Company is to provide certain services to Williams under a transition services agreement for a brief period, generally not beyond six months. As a result of entry into the agreement, the Company recorded a loss, composed of a goodwill impairment of $449.6 million plus $5.8 million in estimated selling costs. A customary post-closing true-up will occur but is not currently expected to be material to the financial statements as a whole. The Centuri spin-off is expected to be completed in the fourth quarter of 2023 or the first quarter of 2024 and to be tax free to the Company and its stockholders for U.S. federal income tax purposes. The Centuri spin-off will be subject to, among other things, finalizing the transaction structure, final approval by the Board, approval by the Arizona Corporation Commission, the receipt of a favorable Internal Revenue Service private letter ruling relating to the tax-free nature of the transaction, and the effectiveness of a registration statement that will be filed with the U.S. Securities and Exchange Commission. See **Note 15 – Acquisitions and Dispositions** for additional information.

As described in **Note 1 – Background, Organization, and Summary of Significant Accounting Policies**, on May 6, 2022, the Company entered into a Cooperation Agreement ("Cooperation Agreement") with Carl C. Icahn and the persons and entities named therein (the "Icahn Group"). Pursuant to the Initial Cooperation Agreement, the Company, among other things, made certain previously disclosed changes to the Board and management team. On October 24, 2022, the Company and the Icahn Group entered into the Amended Cooperation Agreement, which amended, restated, superseded, and replaced in its entirety the Initial Cooperation Agreement. Under the Amended Cooperation Agreement, certain of the standstill provisions in the Initial Cooperation Agreement were extended, the Icahn Group's governance rights were amended, and the Company agreed to certain actions in connection with the 2023 Annual Meeting. Additional information about the Amended Cooperation Agreement can be found in the Company's Current Report on Form 8-K, filed with the SEC on October 26, 2022.

Our business includes Southwest, which is engaged in the business of purchasing, distributing, and transporting natural gas for customers in portions of Arizona, Nevada, and California. Southwest is the largest distributor of natural gas in Arizona and Nevada, and distributes and transports natural gas for customers in portions of California. Additionally, through its subsidiaries, Southwest operates two regulated interstate pipelines serving portions of the northern territories of Nevada and California.

As of December 31, 2022, Southwest had 2,197,000 residential, commercial, industrial, and other natural gas customers, of which 1,176,000 customers were located in Arizona, 816,000 in Nevada, and 205,000 in California. In January 2022, approximately 5,300 customers became part of Southwest's gas distribution operations that were formerly served by Graham County Utilities. First-time meter sets were approximately 41,000 in 2022, compared to 37,000 in 2021. Residential and commercial customers represented over 99% of the total customer base. During 2022, 54% of operating margin (gas operating revenues less the net cost of gas sold) was earned in Arizona, 34% in Nevada, and 12% in California. During this same period, Southwest earned 85% of its operating margin from residential and small commercial customers, 4% from other sales customers, and 11% from transportation customers. These general patterns are expected to remain materially consistent for the foreseeable future.

Southwest recognizes operating revenues from the distribution and transportation of natural gas (and related services) to customers. Operating margin is a financial measure defined by management as Regulated operations revenues less the net cost of gas sold. However, operating margin is not specifically defined in accounting principles generally accepted in the United States ("U.S. GAAP"). Thus, operating margin is considered a non-GAAP measure. Management uses this financial measure because Regulated operations revenues include the net cost of gas sold, which is a tracked cost that is passed through to customers without markup under purchased gas adjustment ("PGA") mechanisms. Fluctuations in the net cost of gas sold impact revenues on a dollar-for-dollar basis, but do not impact operating margin or operating income. Therefore, management believes operating margin provides investors and other interested parties with useful and relevant information to analyze Southwest's financial performance in a rate-regulated environment. The principal factors affecting changes in operating margin are general rate relief (including impacts of infrastructure program recoveries) and customer growth. Commission decisions on the amount and timing of relief may impact our earnings. Refer to the Summary Operating Results table below for a reconciliation of gross margin to operating margin, and refer to *Rates and Regulatory Proceedings* in this Management's Discussion and Analysis for details of various rate proceedings.

The demand for natural gas is seasonal, with greater demand in the colder winter months and decreased demand in the warmer summer months. All of Southwest's service territories have decoupled rate structures (alternative revenue programs), which are designed to eliminate the direct link between volumetric sales and revenue, thereby mitigating the impacts of weather variability and conservation on operating margin, allowing Southwest to pursue energy efficiency initiatives.

Centuri is a strategic infrastructure services company that partners with regulated utilities to build and maintain the energy network that powers millions of homes and businesses across the United States ("U.S.") and Canada. With an unwavering commitment to serve as long-term partners to customers and communities, Centuri's employees enable regulated utilities to safely and reliably deliver natural gas and electricity, as well as achieve their goals for environmental sustainability. Centuri operates in 73 primary locations across 45 states and provinces in the U.S. and Canada. Centuri operates in the U.S., primarily as NPL, Neuco, Linetec, and Riggs Distler, and in Canada, primarily as NPL Canada.

Utility infrastructure services activity can be impacted by changes in infrastructure replacement programs of utilities, weather, and local and federal regulation (including tax rates and incentives). Utilities continue to implement or modify system integrity management programs to enhance safety pursuant to federal and state mandates. These programs have resulted in multi-year utility system replacement programs throughout the U.S. Generally, Centuri revenues are lowest during the first quarter of the year due to less favorable winter weather working conditions. Revenues typically improve as more favorable weather conditions occur during the summer and fall months. In cases of severe weather, such as following a regional storm, Centuri may be engaged to perform restoration activities related to above-ground utility infrastructure, and related results impacts are not solely within the control of management. In addition, in certain circumstances, such as with large bid contracts (especially those of a longer duration), or unit-price contracts with revenue caps, results may be impacted by differences between costs incurred and those anticipated when the work was originally bid. Work awarded, or failing to be awarded, by individual large customers can impact operating results.

MountainWest is an interstate natural gas transmission pipeline company that provides transportation and underground storage services to customers in Utah, Wyoming, and Colorado. A substantial portion of its revenue results from reservation charges, but variable rates are also included as part of its primarily rate-regulated rate structures.

All of our businesses may be impacted by economic conditions that impact businesses generally, such as inflationary impacts on goods and services consumed in the business, rising interest rates, labor markets and costs (including in regard to contracted or professional services), and the availability of those resources. Certain of these impacts may be more predominant in certain of our operations, such as with regard to fuel costs for work equipment and skilled/trade labor costs at Centuri.

Executive Summary

The items discussed in this Executive Summary are intended to provide an overview of the results of the Company's and Southwest's operations and are covered in greater detail in later sections of management's discussion and analysis.

Summary Operating Results

	Year ended December 31,		
(In thousands, except per share amounts)	**2022**	2021	2020
Contribution to net income (loss)			
Natural gas distribution	$ **154,380**	$ 187,135	$ 159,118
Utility infrastructure services	**2,065**	40,420	74,862
Pipeline and storage	**(283,733)**	—	—
Corporate and administrative	**(76,002)**	(26,776)	(1,656)
Net income (loss)	$ **(203,290)**	$ 200,779	$ 232,324
Weighted average common shares	**65,558**	59,145	55,998
Basic earnings (loss) per share			
Consolidated	$ **(3.10)**	$ 3.39	$ 4.15
Natural Gas Distribution			
Reconciliation of Gross Margin to Operating Margin (Non-GAAP measure)			
Utility Gross Margin	$ **574,534**	$ 570,325	$ 528,730
Plus:			
Operations and maintenance (excluding Admin. & General) expense	**308,276**	267,160	243,723
Depreciation and amortization expense	**263,043**	253,398	235,295
Operating margin	$**1,145,853**	$1,090,883	$1,007,748

Overview

Southwest Gas Holdings:

- MountainWest sale completed in February 2023 and Centuri spin-off plans are ongoing

- Issued 6,325,000 shares of common stock, raising $452 million in net proceeds

- Corporate and administrative expenses include impact of interest on remaining $1.15 billion term loan, as well as stockholder activism/settlement and strategic review costs

- In February 2023, paid down $1.075 billion of the Term Loan Facility upon close of the sale of MountainWest, leaving approximately $72 million in aggregate principal amount outstanding under such loan

Natural gas distribution:

- 41,000 first-time meters sets (1.9% growth rate) occurred over the past 12 months

- Operating margin increased $55 million, or 5%, between 2022 and 2021

- Issued $600 million in 4.05% 10-year Notes and $300 million in 5.80% 5-year Notes

- $683 million capital investment in 2022

- COLI results declined $14 million compared to the prior year

- Nevada general rate case finalized with rate relief effective April 2022

- Arizona general rate case finalized with revenue increase of $54.3 million and new rates effective February 1, 2023

Utility infrastructure services:

- Record revenues of $2.8 billion in 2022, an increase of $602 million, or 28%, compared to 2021

- $94 million in Clean Energy Offshore Wind Projects for 2022

- Costs impacted by inflation, including higher fuel, subcontractor, interest, and equipment rental costs

- Negative impact on work mix and volume due to certain customers' supply chain challenges in procuring necessary materials

Pipeline and storage:

- Recognized revenue of $265 million in 2022

- Recognized goodwill impairment loss of $449.6 million as a result of the MountainWest sale

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2021 and 2020. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which incorporates by reference the Company's annual report to stockholders filed as Exhibit 13 to the Annual Report on Form 10-K.

Results of Natural Gas Distribution

	Year Ended December 31,		
(Thousands of dollars)	**2022**	2021	2020
Regulated operations revenues	**$1,935,069**	$1,521,790	$1,350,585
Net cost of gas sold	**789,216**	430,907	342,837
Operating margin	**1,145,853**	1,090,883	1,007,748
Operations and maintenance expense	**491,928**	438,550	406,382
Depreciation and amortization	**263,043**	253,398	235,295
Taxes other than income taxes	**83,197**	80,343	63,460
Operating income	**307,685**	318,592	302,611
Other income (deductions)	**(6,884)**	(4,559)	(6,590)
Net interest deductions	**115,880**	97,560	101,148
Income before income taxes	**184,921**	216,473	194,873
Income tax expense	**30,541**	29,338	35,755
Contribution to consolidated results	**$ 154,380**	$ 187,135	$ 159,118

2022 vs. 2021

Contribution to consolidated net income from natural gas distribution operations decreased $33 million between 2022 and 2021. The decline was primarily due to increases in Operations and maintenance expense, Depreciation and amortization, and Net interest deductions, offset by an increase in Operating margin and Other income.

Operating margin increased $55 million between years. Customer growth provided approximately $17 million as 41,000 first-time meter sets were added in 2022, and combined rate relief provided approximately $14 million of incremental operating margin during the current year. Also contributing to the increase were customer late fees that were $4.4 million greater in the current year due to the lifting, in 2021, of a moratorium on such fees. Approved revenue in Arizona related to recoveries associated with Vintage Steel Pipe and Customer-Owned Yard Line programs also contributed to the improvements between periods ($22 million). Offsetting these increases were lower recoveries associated with other regulatory programs ($4 million), for which the effects are mitigated by a comparable decrease in amortization expense between periods (discussed below).

Operations and maintenance expense increased $53 million, or 12%, between 2022 and 2021. While management worked to mitigate the impacts of historic inflation and labor market challenges, specific increases in costs were nonetheless experienced, including, among others, pipeline integrity, reliability, line location and engineering services costs ($8 million), an increase in the reserve for customer accounts deemed uncollectible following the 2021 lifting of the moratorium on disconnections and inflation/economic conditions on our customers ($7 million), employee labor (including incremental overtime pay) ($7 million), travel, training, recruitment, and medical screening costs ($6 million), legal and claim-related costs ($5 million), temporary/contractor services for customer support ($4 million) and division operations ($2 million), increased cost of fuel used in our operations ($4 million), and pension-related service cost ($3 million), as well as higher allocated corporate/Board costs ($1 million).

Depreciation and amortization expense increased $10 million, or 4%, between years primarily due to a $537 million, or 6%, increase in average gas plant in service for the current year, offset by a reduction ($4 million) in amortization of regulatory account balances, as discussed in regard to Operating margin above. The increase in gas plant was attributable to pipeline capacity reinforcement work, franchise requirements, scheduled pipe replacement activities, and new infrastructure.

Taxes other than income taxes increased $2.9 million, or 4%, between 2022 and 2021 primarily due to an increase in property taxes in Arizona, and to a lesser extent, in Nevada.

Other income decreased $2 million between 2022 and 2021. Non-service-related components of employee pension and postretirement benefit cost in this category decreased $13 million between years. The current year also includes an $11 million increase in interest income compared to the prior year, including related to carrying charges associated with regulatory account balances, including the Purchased Gas Adjustment ("PGA") mechanisms. Interest income is earned when these balances are in asset positions and interest expense is incurred when balances are in liability positions. Offsetting these impacts was a $14 million decline in COLI results between years, a $9 million reserve for a software project deemed non-recoverable from utility operations, and a $3 million market adjustment on other property in 2022.

Net interest deductions increased $18.3 million between 2022 and 2021, primarily due to increased interest associated with $300 million of Senior Notes issued in August 2021 and $600 million of Senior Notes issued in March 2022. Other impacts include increased interest associated with a higher amount of short-term debt in 2022 compared to 2021. Equity financing from Southwest's parent entity, which often occurs, did not occur during 2022.

Tax amounts include the amortization of Excess Accumulated Deferred Income Taxes ("EADIT"), which following 2017 U.S. tax reform, reduces income tax expense as amounts are returned to customers.

Results of Utility Infrastructure Services

(Thousands of dollars)	Year Ended December 31,		
	2022	2021	2020
Utility infrastructure services revenues	$2,760,327	$2,158,661	$1,948,288
Operating expenses:			
Utility infrastructure services expenses	2,529,318	1,955,467	1,729,429
Depreciation and amortization	155,353	117,643	96,732
Operating income	75,656	85,551	122,127
Other income (deductions)	(887)	1,067	(207)
Net interest deductions	61,371	20,999	9,269
Income before income taxes	13,398	65,619	112,651
Income tax expense	5,727	18,776	31,128
Net income	7,671	46,843	81,523
Net income attributable to noncontrolling interests	5,606	6,423	6,661
Contribution to consolidated results	$ 2,065	$ 40,420	$ 74,862

2022 vs. 2021

Contribution to consolidated net income from utility infrastructure services decreased $38.4 million in 2022 compared to 2021. While top-line revenues increased substantially in 2022 compared to 2021, Centuri's performance overall was impacted by inflation, customer supply chain challenges affecting mix of work, and increased amortization and interest related to Riggs Distler, which was acquired in August 2021.

Utility infrastructure services revenues increased $601.7 million, or 28%, including $440.2 million related to Riggs Distler, which was acquired by Centuri on August 30, 2021. Revenues from electric infrastructure services increased $252.9 million in 2022 when compared to the prior year, of which $172.4 million was associated with Riggs Distler. Included in electric infrastructure services revenues overall during 2022 was $69.7 million from emergency restoration services performed by Linetec, Riggs Distler, and National Powerline following storm damage to customers' above-ground utility infrastructure in and around the Gulf Coast and eastern regions of the U.S. and Canada, compared to $65.3 million in the prior year. Centuri's revenues derived from storm-related services vary from period to period due to the unpredictable nature of weather-related events, and when this type of work is performed, it typically generates a higher profit margin than core infrastructure services, due to improved operating efficiencies related to equipment utilization and absorption of fixed costs. The current year also includes approximately $229.5 million in incremental revenues, including $47.6 million from Riggs Distler, and from continued growth with gas infrastructure services customers under master service and bid agreements. Other revenues increased $119.3 million, primarily due to $94.2 million of offshore wind revenue at Riggs Distler. This is stemming from two multi-year jobs that began in 2022 whereby Riggs Distler provides materials, subcontracted manufacturing, fabrication, and assembly of secondary steel components on shore, with delivery at a port facility for the offshore projects. Centuri revenues from contracts with Southwest totaled $134.7 million in 2022 and $102.3 million in 2021. Centuri accounts for services provided to Southwest at contractual prices.

Utility infrastructure services expenses increased $573.9 million, or 29%, between 2022 and 2021. The overall increase includes $405.1 million from Riggs Distler, and incremental costs related to the higher volume of work otherwise. Changes in mix of work caused in part by customers' supply chain challenges, as well as inflation, led to higher input costs including fuel and subcontractor expenses, as well as increased project-related travel and equipment rental costs incurred to fulfill electric infrastructure services. Fuel costs alone increased $32.7 million, including $7.3 million related to Riggs Distler, and project-related travel expenses increased $12.7 million in 2022. A loss of $7.5 million was incurred on a gas infrastructure bid project during the year due to higher costs than anticipated and scheduling delays. This project is anticipated to reach substantial completion in the first quarter of 2023. Also included in total Utility infrastructure services expenses were general and administrative costs, which increased approximately $4 million between years, primarily attributable to higher costs incurred by Riggs Distler of $7 million, in addition to strategic review and severance costs of $6.1 million (combined), as well as other administrative costs due to the continued growth in the business. These were partially offset by lower incentive compensation costs in 2022 and $14 million in professional fees in connection with the acquisition of Riggs Distler in 2021, which did not recur. Gains on sale of equipment (reflected as an offset to Utility infrastructure services expenses) were approximately $6.4 million and $6.9 million in 2022 and 2021, respectively.

Depreciation and amortization expense increased $37.7 million between 2022 and 2021, of which $34.9 million relates to Riggs Distler. The remaining increase was attributable to equipment and computer systems purchased to support the growing volume of infrastructure work overall. Depreciation expense, relative to the revenues recorded, was generally consistent during 2022 compared to 2021.

The increase in net interest deductions of $40.4 million was primarily due to incremental outstanding borrowings in connection with the 2021 acquisition of Riggs Distler under Centuri's $1.445 billion amended and restated secured revolving credit and term loan facility, in addition to higher interest rates on outstanding variable-rate borrowings.

Income tax expense decreased $13 million between 2022 and 2021, primarily due to reduced profitability in 2022.

Results of Pipeline and Storage

(Thousands of dollars)	Year Ended December 31, 2022
Regulated operations revenues	$ 264,613
Operating expenses:	
Net cost of gas sold	9,843
Operations and maintenance expense	100,263
Depreciation and amortization	52,059
Taxes other than income taxes	10,186
Goodwill impairment	449,606
Operating loss	(357,344)
Other income	2,128
Net interest deductions	18,185
Loss before income taxes	(373,401)
Income tax benefit	(89,668)
Contribution to consolidated results	$(283,733)

The pipeline and storage entities of MountainWest were part of an acquisition on December 31, 2021, which have since been sold to Williams (closed on February 14, 2023). Operating results for the Pipeline and Storage segment during 2022 included rate-regulated transmission and subscription storage revenues of $248.3 million. Results include a goodwill impairment loss of $449.6 million as a result of the sale of MountainWest at a price less than the equity interests in MountainWest. Operating expenses also include approximately $26 million related to the stand-up of processes and systems which, following the earlier acquisition, were under a Transition Services Agreement with the previous seller, in addition to certain employee retention payments.

Rates and Regulatory Proceedings

Southwest is subject to the regulation of the Arizona Corporation Commission (the "ACC"), the Public Utilities Commission of Nevada (the "PUCN"), the California Public Utilities Commission (the "CPUC"), and the Federal Energy Regulatory Commission (the "FERC"). Due to the size of Southwest's regulated operations and the frequency of rate cases and other procedural activities with its commissions, the following discussion focuses primarily on the proceedings within its natural gas distribution operations.

General Rate Relief and Rate Design

Rates charged to customers vary according to customer class and rate jurisdiction and are set by the individual state and federal regulatory commissions that govern Southwest's service territories. Southwest makes periodic filings for rate adjustments as the cost of providing service (including the cost of natural gas purchased) changes, and as additional investments in new or replacement pipeline and related facilities are made. Rates are intended to provide for recovery of all commission-approved costs and a reasonable return on investment. The mix of fixed and variable components in rates assigned to various customer classes (rate design) can significantly impact the operating margin actually realized by Southwest. Management has worked with its regulatory commissions in designing rate structures that strive to provide affordable and reliable service to its customers while mitigating volatility in prices to customers and stabilizing returns to investors. Such rate structures were in place in all of Southwest's operating areas during all periods for which results of natural gas distribution operations are disclosed above.

Arizona Jurisdiction

Arizona General Rate Case. In December 2021, Southwest filed a general rate case application proposing a revenue increase of approximately $90.7 million. Although updated rates related to the previous rate case became effective in January 2021, the most significant driver for the December 2021 request was the necessity to reflect in rates the substantial capital investments that have been made since the end of the test year in the previous case, including the customer information system implemented in May 2021. The filing was based on a test year ended August 31, 2021 and proposed a return on common equity of 9.90% relative to a target equity ratio of 51%. Southwest also proposed a twelve-month post-test year adjustment to reflect otherwise non-revenue producing plant in service as of August 31, 2022 and certain expense adjustments. Recovery (over three years) of the approximately $12 million related to the outstanding deferral balance associated with the LNG facility (see below) was included in the request, along with the approximate $2.1 million (also over three years) in late payment charges that were suppressed from customer accounts during the COVID-19 pandemic. A request to continue the Delivery Charge Adjustment ("DCA"), Southwest's full-revenue decoupling mechanism, was also included, while the only proposed change to Southwest's existing rate design contemplated the year-round offering of the Low Income Ratepayer Assistance program.

At a hearing held in September 2022, Southwest, the Utilities Division Staff (the "Staff"), and the Residential Utility Consumer Office jointly stipulated to several issues, including a target capital structure consisting of 50% equity and 50% debt; a 9.30% return on equity; and foregoing recovery of the requested COVID-19 moratorium waived late fees, as well as an acquisition premium related to the recent Graham County acquisition. Among the uncontested issues identified prior to the hearing were the continuation of the DCA mechanism, the continuation of the existing rate design, and Southwest's alternate property tax expense calculation, reflecting actual incurred property tax expense in 2021, instead of a pro forma adjustment reflecting forecasted property tax expense. The Administrative Law Judge issued the Recommended Opinion and Order in mid-December 2022, and the ACC approved a modified final order at their January 10, 2023 open meeting, authorizing a $54.3 million increase. New rates were effective February 1, 2023.

Delivery Charge Adjustment. The DCA is filed each April, which along with other reporting requirements, contemplates a rate to recover the over- or under-collected margin tracker (decoupling mechanism) balance. An April 2022 request proposed a rate to return $10.5 million, the over-collected balance existing at the end of the first quarter 2022, which was approved effective July 1, 2022. A filing will be made prior to the end of April 2023 to request a rate to address the outstanding balance at March 31, 2023.

Tax Reform. A Tax Expense Adjustor Mechanism ("TEAM") was approved in Southwest's 2019 general rate case to timely recognize tax rate changes resulting from federal or state tax legislation following the TEAM implementation. In addition, the TEAM tracks and returns/recovers the revenue requirement impact of changes in amortization of EADIT (including that which resulted from 2017 U.S. federal tax reform) compared to the amount authorized in the most recently concluded rate case. In December 2021, Southwest filed its inaugural TEAM rate application, which proposed a $4.7 million refund, comprised of an approximate $9 million decrease in revenue requirement offset by an under-collected balance of $4.3 million. Staff issued a proposed order supporting the TEAM credit, which was approved by the ACC with rates effective November 1, 2022. In December 2022, Southwest filed its second TEAM rate application, which proposes to update the TEAM surcredit effective April 2023 to incorporate a base revenue reduction of $6.6 million. A decision is anticipated in the second quarter of 2023.

Liquefied Natural Gas ("LNG") Facility. In 2014, Southwest sought ACC preapproval to construct, operate, and maintain a 233,000 dekatherm LNG facility in southern Arizona. This facility is intended to enhance service reliability and flexibility related to natural gas deliveries in the southern Arizona area by providing a local storage option, connecting directly to Southwest's distribution system. Southwest was ultimately granted approval for construction and deferral of costs. The facility was placed in service in December 2019. The capital costs and operating expenses associated with plant operation were approved and considered as part of Southwest's 2019 general rate case. Approximately $12 million in costs, incurred following the in-service date of the facility and after the period considered as part of the 2019 general rate case, were deferred in the authorized regulatory asset. These costs will be amortized over four years consistent with the ACC's decision in the most recent general rate case.

Customer-Owned Yard Line ("COYL") Program. Southwest originally received approval, in connection with its 2010 Arizona general rate case, to implement a program to conduct leak surveys, and if leaks were present, to replace and relocate service lines and meters for Arizona customers whose meters were set off from the customer's home, representing a non-traditional configuration. A filing in May 2021 proposed the recovery of previously unrecovered surcharge revenue from 2019 and 2020 (collectively, $13.7 million) over a one-year period. Such amounts related to plant investments that were made in advance of those periods. In November 2021, the ACC approved full recovery within the proposed timeline, the rate for which was implemented the same month. In a February 2022 filing, Southwest requested and received approval to increase its surcharge revenue by $3.4 million to recover the revenue requirement associated with investments made since August 2020 and through calendar year 2021. The rate was implemented in June 2022. A decrease in the COYL rate became effective in November 2022 to reflect the expiration of the collection period associated with the 2019 and 2020 COYL program revenue referred to above. Recovery of the remaining investments is ongoing.

Vintage Steel Pipe Program ("VSP"). Southwest received approval, in connection with its 2016 Arizona general rate case, to implement a VSP replacement program, due to having a substantial amount of pre-1970s vintage steel pipe in Arizona. However, as part of Southwest's 2020 rate case decision, the ACC ultimately decided to discontinue the accelerated VSP program. A filing in May 2021 proposed the recovery of previously unrecovered surcharge revenue relating to investments during 2019 and 2020, with approximately $60 million to be recovered over a three-year period. In November 2021, the ACC approved full recovery over the proposed three-year timeline with updated rates, which became effective in March 2022.

Graham County Utilities. In April 2021, Southwest and Graham County Utilities, Inc. ("GCU") filed a joint application with the ACC for approval to transfer assets of GCU to Southwest and extend Southwest's Certificate of Public Convenience and Necessity to serve the more than 5,000 associated customers, for a purchase price of $3.5 million. Approval of the application by the ACC was received in December 2021, with final transfer in mid-January 2022. Former GCU customers retained their existing rates while Southwest's most recent rate case was processed; however, the customers will move to Southwest's rates February 1, 2023, consistent with the effective date of new rates associated with Southwest's most recent general rate case.

California Jurisdiction

California General Rate Case. Southwest's most recent general rate case concluded following an agreement in principle with the Public Advocate's Office, unanimously approved by the CPUC on March 25, 2021, including a $6.4 million total combined revenue increase with a 10% return on common equity, relative to a 52% equity ratio. Approximately $4 million of the original proposed increase was associated with a North Lake Tahoe project that would not ultimately be completed by the beginning of 2021; consequently, the parties agreed to provide for recovery of the cost of service impacts of the project through the annual attrition filing. The rate case decision maintains Southwest's existing 2.75% annual attrition adjustments and the continuation of the pension balancing account. It also includes cumulative expenditures totaling $119 million over the five-year rate cycle to implement risk-informed proposals, consisting of a school COYL replacement, meter protection, and pipe replacement programs. New rates were ultimately implemented April 1, 2021, with Southwest permitted to establish a general rate case memorandum account to track the impacts of a delay in the implementation of new rates (between January 1, 2021 and the date rates were implementation) for purposes of later recovery.

Attrition Filing. Following the 2021 implementation of new rates approved as part of the recently concluded general rate case, Southwest is also authorized to continue annual Post Test Year ("PTY") attrition increases of 2.75%, the first of which began in January 2022, with the latest such increase effective in January 2023.

Customer Data Modernization Initiative ("CDMI"). In April 2019, Southwest filed an application with the CPUC seeking authority to establish a two-way, interest-bearing balancing account to record costs associated with the CDMI to mitigate adverse financial implications related to the multi-year project (including a new customer information system, ultimately implemented in May 2021). Effective October 2019, the CPUC granted a memorandum account, which allowed Southwest to track costs, including operations and maintenance costs and capital-related costs, such as depreciation, taxes, and return associated with California's portion of the CDMI (initially estimated at $19 million). The balance tracked in the memorandum account was transferred to the two-way balancing account in July 2020. A rate to begin recovering the balance accumulated through June 30, 2020 was established and made effective September 1, 2020, and updated multiple times since, including in January 2023, with ongoing updates expected at least annually.

Carbon Offset Program. In March 2022, Southwest filed an application to seek approval to offer a voluntary program to California customers to purchase carbon offsets in an effort to provide customers additional options to reduce their respective GHG emissions. A request to establish a two-way balancing account to track program-related costs and revenues was included as part of the application. The CPUC issued Decision 22-09-010 dismissing Southwest's application without prejudice. Southwest intends to file a new application in the second quarter 2023 addressing the concerns raised by third parties, which included a request to demonstrate that purchased offsets would result in GHG emissions reductions.

Building Decarbonization. A CPUC decision was issued regarding the elimination of monetary allowances for gas line extensions, a 10-year refundable payment option, and the 50% discount payment option for both residential and non-residential customers of all California gas utilities. This applies to new applications for gas line extensions submitted on or after July 1, 2023. Although this decision eliminates the various allowances related to line extensions, it does not preclude extending natural gas service to customers in California.

Residential Disconnection Protections. A decision was issued by the CPUC establishing disconnection protections for residential customers of small and multi-jurisdictional utilities, including Southwest. A similar decision was adopted for four large California utilities in 2020. This decision prohibits the utility from assessing credit deposits for residential customers in establishing or re-establishing service, and prohibits the assessment of reconnection fees for residential customers, among other provisions. The decision, however, also provides authorization to establish a two-way balancing account to track residential uncollectible charges for future recovery in a general rate case, subject to a relevant cap.

Nevada Jurisdiction

Nevada General Rate Case. Southwest filed its most recently concluded Nevada general rate case in August 2021, which was further updated by a certification filing in December 2021. The request proposed a combined revenue increase of approximately $28.7 million (as of the certification date); the most significant driver for which was the substantial capital investments that were made since the end of the test year in the previous case, including the customer information system implemented in May 2021. The filing included a proposed return on common equity of 9.90% with a target equity ratio of 51%; recovery of previously deferred late payment charges related to a regulatory asset associated with COVID-19; and continuation of full revenue decoupling under the General Revenues Adjustment ("GRA") mechanism. On February 7, 2022, the parties filed a stipulation with the PUCN, providing for a statewide revenue increase of $14.05 million, a return on common equity of 9.40% relative to a 50% target equity ratio, and continuation of Southwest's full revenue decoupling mechanism. The stipulation was approved by the PUCN, and new rates became effective April 1, 2022. The PUCN's order did not include recovery of the approximate $6.6 million in deferred late payment charges related to a regulatory asset associated with COVID-19, which had previously been reserved.

General Revenues Adjustment. As noted above, the continuation of the GRA was affirmed as part of Southwest's most recent general rate case with an expansion to include a large customer class (with average monthly throughput requirements greater than 15,000 therms), effective April 2022. Southwest makes Annual Rate Adjustment ("ARA") filings to update rates to recover or return amounts associated with various regulatory mechanisms, including the GRA. Southwest made its most recent ARA filing in November 2022 related to balances as of September 30, 2022, with new rates expected to become effective July 1, 2023. While there is no impact to net income overall from adjustments to recovery rates associated with the related regulatory balances, operating cash flows are impacted by such changes.

COYL Program. In August 2021, Southwest filed a joint petition with the Regulatory Operations Staff of the PUCN proposing a Nevada COYL replacement program to include residential COYLs, public school COYLs, and any other COYLs that are identified to be a safety concern. The petition was approved in January 2022 and provides for capital investments up to $5 million per year for five years and the establishment of a regulatory asset to track the capital-related costs. After five years, the program will be reassessed to determine if it should be continued.

Infrastructure Replacement Mechanism. In 2014, the PUCN approved final rules for the Gas Infrastructure Replacement ("GIR") mechanism, which provided for the deferral and recovery of certain costs associated with accelerated replacement of qualifying infrastructure that would not otherwise provide incremental revenues between general rate cases. Associated with the replacement of various types of pipe infrastructure under the mechanism (Early Vintage Plastic Pipe, COYL, and VSP), the related regulations provide Southwest with the opportunity to file a GIR "Advance Application" annually to seek preapproval of qualifying replacement projects.

In cases where preapproval of projects is requested and granted, a GIR rate application is separately filed to reset the GIR recovery surcharge rate related to previously approved and completed projects. On September 27, 2022, Southwest filed its latest rate application to reset the recovery surcharge in January 2023 to include cumulative deferrals through August 31, 2022. However, in November 2022, Southwest reached a settlement with parties to discontinue the GIR, and determined it would not plan to seek further ratemaking recovery, related to which, it wrote off the immaterial remaining balance.

Conservation and Energy Efficiency. The PUCN allows deferral (and later recovery) of approved conservation and energy efficiency costs, recovery rates for which are adjusted in association with ARA filings. In its November 2022 ARA filing, Southwest proposed an annualized margin increase of $139,000 and a decrease of $290,000 for southern and northern Nevada, respectively. A PUCN decision is anticipated in the second quarter 2023 with rates expected to become effective July 2023. Separately, in May 2022, Southwest filed an application seeking approval of its annual Conservation and Energy Efficiency Plan Report for 2021, with no proposed modifications to the previously approved $1.3 million annual budget for years 2022-2024. The parties reached a stipulation that was approved by the PUCN in July 2022.

Expansion and Economic Development Legislation. In January 2016, final regulations were approved by the PUCN associated with legislation ("SB 151") previously introduced and signed into law in Nevada. The legislation authorized natural gas utilities to expand their infrastructure to provide service to unserved and underserved areas in Nevada.

In November 2017, Southwest filed for preapproval of a project to extend service to Mesquite, Nevada, in accordance with the SB 151 regulations, which was ultimately approved. Southwest provides periodic updates, and requests adjustment of recovery rates (as part of

ARA filings and other rate proceedings) for the revenue requirement associated with the investments to serve customers. As of December 2022, approximately 49 miles of natural gas infrastructure have been installed throughout the Mesquite expansion area.

In June 2019, Southwest filed for preapproval to construct the infrastructure necessary to expand natural gas service to Spring Creek, near Elko, Nevada, and to implement a cost recovery methodology to recover the associated revenue requirement consistent with the SB 151 regulations. The expansion facilities consist of a high-pressure approach main and associated regulator stations, an interior backbone, and an extension of the distribution system from the interior backbone. The total capital investment was estimated to be $61.9 million. A stipulation was reached with the parties and approved by the PUCN in December 2019, including a rate recovery allocation amongst northern Nevada, Elko, and Spring Creek expansion customers. Construction began in the third quarter of 2020, with service to customers starting in December 2020. As of December 2022, approximately 60 miles of natural gas infrastructure have been installed throughout the Spring Creek expansion area, with completion anticipated in 2026.

Carbon Offset Program. In June 2021, Southwest filed an application to seek approval to offer a voluntary program to northern and southern Nevada customers to purchase carbon offsets in an effort to provide customers additional options to reduce their GHG emissions. A request to establish a regulatory asset to track program-related costs and revenues was included as part of the application. The parties reached a stipulation that was approved by the PUCN in December 2021, approving Southwest's proposal. The program opened for participation in the fourth quarter of 2022.

FERC Jurisdiction

General Rate Case. Great Basin Gas Transmission Company ("Great Basin"), a wholly owned subsidiary of Southwest, reached an agreement in principle with the FERC Staff providing that its three largest transportation customers and all storage customers would be required to have primary service agreement terms of at least five years, that term-differentiated rates would continue generally, and included a 9.90% pre-tax rate of return. Interim rates were made effective February 2020. As part of the settlement, Great Basin will not file a rate case later than May 31, 2025.

MountainWest Overthrust Pipeline. On September 22, 2022, the FERC issued an order initiating an investigation, pursuant to section 5 of the Natural Gas Act, to determine whether rates currently charged by MountainWest Overthrust Pipeline, LLC, a subsidiary of MountainWest, are just and reasonable and setting the matter for hearing (the "Section 5 Rate Case"). Unless earlier settled by the parties, a hearing on the matter is to commence on August 1, 2023 with an initial decision from the presiding administrative law judge due by November 14, 2023. Under the terms of the MountainWest Purchase Agreement, the Company is obligated, for a period of four years following the closing of the sale of MountainWest, to indemnify Williams and MountainWest for any damages and liabilities resulting from the Section 5 Rate Case, including any reduction to the current applicable rate, up to a cap of $75 million. Williams has agreed that it will not enter into any settlement of the Section 5 Rate Case that will result in any damages being paid by the Company under such indemnity without the prior written consent of the Company (and such consent shall not be unreasonably withheld). The range of loss, if any, that could result from this matter cannot currently be estimated.

PGA Filings

The rate schedules in all of Southwest's service territories contain provisions that permit adjustments to rates as the cost of purchased gas changes. These deferred energy provisions and purchased gas adjustment clauses are collectively referred to as "PGA" clauses. Differences between gas costs recovered from customers and amounts paid for gas by Southwest result in over- or under-collections. Balances are recovered from or refunded to customers on an ongoing basis with interest. As of December 31, 2022, under-collections in each of Southwest's service territories resulted in an asset of approximately $450.1 million on the Company's and Southwest's Consolidated Balance Sheets. The market price of natural gas spiked due to numerous market forces including historically low storage levels, unexpected upstream pipeline maintenance events, and cold weather conditions across the western region in the latter part of 2022 and continuing into January 2023. As a result of this increase in pricing, Southwest entered into a $450 million term loan in order to fund the incremental cost. We may be required to incur additional indebtedness in connection with future spikes in natural gas prices as a result of extreme weather events or otherwise. See also *Deferred Purchased Gas Costs* in **Note 1 – Background, Organization, and Summary of Significant Accounting Policies**.

Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. PGA changes impact cash flows, but have no direct impact on operating margin. However, gas cost deferrals and recoveries can impact comparisons between periods of individual consolidated income statement components. These include Regulated operations revenues, Net cost of gas sold, Net interest deductions, and Other income (deductions).

The following table presents Southwest's outstanding PGA balances receivable/(payable) at the end of its two most recent fiscal years:

	December 31,	
(Thousands of dollars)	**2022**	2021
Arizona	**$292,472**	$214,387
Northern Nevada	**27,384**	12,632
Southern Nevada	**122,959**	55,967
California	**7,305**	8,159
	$450,120	$291,145

Arizona PGA Filings. In Arizona, Southwest calculates the change in the gas cost component of customer rates monthly (to allow for timely refunds to/recoveries from customers), utilizing a rolling twelve-month average. During 2022, the Gas Cost Balancing Account continued with a surcharge in order to recover the under-collected balance.

California Gas Cost Filings. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments modeled in this fashion provide the timeliest recovery of gas costs in any Southwest jurisdiction.

Nevada ARA Application. In November 2022, Southwest filed to adjust its quarterly Deferred Energy Account Adjustment rate, which is based upon a twelve-month rolling average, in addition to requesting adjusted Base Tariff Energy rates, both of which were most recently approved effective July 2022. These new rates are intended to address the outstanding balances over a twelve-month period.

Gas Price Volatility and Mitigation

To mitigate price volatility to its customers, Southwest periodically enters into fixed-price term contracts under its volatility mitigation programs for up to 25% of the California jurisdictions' annual normal weather supply needs and to a limited extent, in the Arizona jurisdiction. For the 2022/2023 heating season, contracts contained in the fixed-price portion of the supply portfolio ranged from approximately $4.59 to approximately $9.89 per dekatherm. In consultation with its regulators, for periods beyond October 2020, Southwest currently does not plan to make any fixed-price term purchases in other than California (as set above), nor to enter into swap agreements. Southwest's natural gas purchases, not covered by fixed-price contracts, are under variable-price contracts with firm quantities, or on the spot market. The contract price for these contracts is either determined at the beginning of each month to reflect the published first-of-month index price, or at market prices based on a published daily price index. In each case, the index price is not published or known until the purchase period begins.

Pipeline Safety Regulation

In July 2021, the PUCN issued an order revising its regulations to require annual leak surveys (previously every three years) of all distribution pipelines transporting natural gas and/or liquefied petroleum, effective January 1, 2023. In conjunction with this change, the PUCN authorized the establishment of a regulatory asset account to track the incremental cost of compliance related to the new regulation, for consideration in a future general rate case filing.

In March 2022, the Pipeline and Hazardous Materials Safety Administration ("PHMSA") issued final rules that amended the federal pipeline safety regulations applicable to the valve installation and minimum rupture detection standards for gas transmission pipelines (effective October 2022). Southwest has integrated the requirements of this new rule into its operating procedures. In addition, in August 2022, PHMSA issued final rules that amended the federal pipeline safety regulations applicable to the integrity management of gas transmission pipelines (effective May 2023). Southwest is integrating the requirements of this new rule into its operating procedures related to repair criteria, integrity management improvements, cathodic protection, management of change, and other related gas transmission integrity related amendments.

Southwest continues to monitor changing pipeline safety legislation and participates, to the extent possible, in providing public comments and working with industry associations, such as the American Gas Association, in shaping regulatory language associated with these new mandates and reporting requirements. Additionally, management works with its state and federal commissions to develop customer rates that are responsive to incremental costs of compliance. However, due to the timing of when rates are implemented in response to new requirements, and as additional rules are developed, compliance requirements could impact expenses and the timing and amount of capital expenditures for Southwest.

Capital Resources and Liquidity

Historically, cash on hand and cash flows from operations have provided a substantial portion of cash used in investing activities (primarily construction expenditures and property additions). In recent years, Southwest has accelerated pipe replacement activities to fortify system integrity and reliability, including on an accelerated basis in association with certain gas infrastructure replacement programs. This activity has necessitated the issuance of both debt and equity securities to supplement cash flows from operations. The Company, in executing on its interim plans to fund the 2021 MountainWest acquisition, initially funded the transaction through short-term borrowings, which were expected to be refinanced through a multi-pronged permanent financing plan, part of which was executed during the first quarter of 2022 when the Company used $452 million in net proceeds from an underwritten offering of common stock to repay a portion of the short-term borrowings. Also, in September 2022, the Company amended the short-term borrowing arrangement related to the remaining acquisition indebtedness to extend the maturity date to December 2023 and replace the benchmark borrowing rates. Upon the close of the MountainWest sale in February 2023, the Company paid down $1.075 billion of the term loan associated with the earlier acquisition indebtedness. The Company's capitalization strategy is to maintain an appropriate balance of equity and debt to preserve investment-grade credit ratings, which help minimize interest costs. Investment-grade credit ratings have been maintained by the Company.

Cash Flows

Southwest Gas Holdings, Inc.:

Operating Cash Flows. Cash flows provided by consolidated operating activities increased $296 million between 2022 and 2021. The improvement in operating cash flows primarily resulted from the change in purchased gas costs in the PGA mechanism, including amounts incurred and deferred, as well as impacts related to when amounts are incorporated in customer bills to recover or return deferred balances. Amounts were greatly impacted due to the higher than expected natural gas costs during the winter period noted above in *PGA Filings.* Other impacts include a decrease in net income, and the impact of changes in components of working capital overall. Depreciation and amortization impact earnings, but not cash flows directly. As described above, an impairment was recognized related to the negotiated sale price associated with MountainWest, also impacting earnings, but did not impact cash flows directly in 2022.

The corporate and administrative expenses/outflows for Southwest Gas Holdings, Inc. include outlays related to stockholder activism and the strategic review, in addition to financing costs for debt used to fund the MountainWest acquisition.

Investing Cash Flows. Cash used in consolidated investing activities decreased $2.2 billion in 2022 as compared to 2021. The change was primarily due to the acquisitions of Riggs Distler by Centuri and MountainWest by Southwest Gas Holdings, Inc., in 2021, including post-closing true-up amounts under the agreements. The overall decrease was partly offset by an increase in capital expenditures in both the natural gas distribution and utility infrastructure services segments.

Financing Cash Flows. Net cash provided by consolidated financing activities decreased $2.7 billion in 2022 as compared to 2021. The change was primarily due to financing the acquisitions of MountainWest and Riggs Distler. The Company entered into a 364-day $1.6 billion Term Loan Facility to temporarily fund the MountainWest acquisition in 2021, and Centuri entered into an amended and restated credit agreement providing for a $1.145 billion secured term loan facility and a $400 million secured revolving credit facility, which in addition to funding the Riggs Distler acquisition, refinanced its previous $590 million loan facility in 2021.

The Company reduced its 364-day Term Loan facility through net proceeds of $452 million from the issuance of common stock in an underwritten public offering in 2022. Furthermore, debt proceeds were received by Southwest from a March 2022 issuance of $600 million in notes and an additional December 2022 issuance of $300 million in notes, offset by a pay down in February 2022 of $25 million in 7.78% series Medium-term notes then maturing, as well as $250 million in notes maturing in April 2022.

The capital requirements and resources of the Company generally are determined independently for the individual business segments. Each business segment is generally responsible for securing its own financing sources. However, the holding company may raise funds through stock issuances or other external financing sources in support of each business segment.

Southwest Gas Corporation:

Operating Cash Flows. Cash flows provided by operating activities increased $259 million between 2022 and 2021. The improvement in operating cash flows was primarily attributable to the impacts related to deferred purchased gas costs and the related regulatory mechanism (described above), as well as changes in other working capital components overall.

Investing Cash Flows. Cash used in investing activities increased $69 million in 2022 as compared to 2021, primarily due to the increase in cash outlays for construction expenditures. See also *2022 Construction Expenditures* below.

Financing Cash Flows. Net cash provided by financing activities decreased $175 million in 2022 as compared to 2021. During 2022 no parent capital was contributed to Southwest, but in 2021, over $200 million was contributed to Southwest. Southwest issued $600 million in notes in March 2022 used to pay down amounts then outstanding under its credit facility, paid down $25 million in maturing notes in February 2022, redeemed $250 million in notes maturing in April 2022, and issued an additional $300 million in notes in December 2022. In 2021, Southwest borrowed $250 million in a term loan for financing a gas cost run-up surrounding Winter Storm Uri and issued $300 million in notes. Other financing activity related to borrowing and repayments under Southwest's credit facility.

2022 Construction Expenditures

During the three-year period ended December 31, 2022, total gas plant in service increased from $7.8 billion to $9.5 billion, or at an average annual rate of 7%. Replacement, new business, and reinforcement work was a substantial portion of the plant increase during the three-year noted. Customer growth impacted expenditures as Southwest set approximately 116,000 meters during this time, which is reflected in new business.

During 2022, construction expenditures (through cash outlays) for the natural gas distribution segment were $683 million. The majority of these expenditures represented costs associated with replacement of existing transmission and distribution plant to fortify system integrity and reliability, as well as general plant additions. Cash flows from operating activities of Southwest were $284 million, providing approximately 35% of construction expenditures and dividend requirements of the natural gas operations segment. Other funding was provided by cash on hand, external financing activities, and funds from the existing credit facility.

2022 Financing Activity

In March 2022, the Company sold, through a prospectus supplement under its Universal Shelf (as defined below), an aggregate of 6.325 million shares of common stock, with an underwritten public offering price of $74.00 per share, resulting in proceeds to the

Company of $452.3 million, net of the underwriters discount of $15.8 million. These net proceeds were used to repay a portion of the outstanding borrowings under the 364-day term loan credit agreement to earlier fund the MountainWest acquisition.

As of December 31, 2022, the Company had up to $342 million of common stock available for sale under its Equity Shelf Program (as defined below). See **Note 7 – Common Stock** for more information.

Net proceeds received under the Dividend Reinvestment and Stock Purchase Plan during 2022 was approximately $10.5 million, from the issuance of approximately 142,000 shares of Southwest Gas Holdings, Inc. common stock.

Gas Segment Construction Expenditures, Debt Maturities, and Financing

Management estimates natural gas distribution segment construction expenditures during the three-year period ending December 31, 2025 will be approximately $2.0 billion. Of this amount, approximately $665 million to $685 million is expected to be incurred in 2023. Southwest plans to continue to request regulatory support to undertake projects, or to accelerate projects as necessary, for the improvement of system flexibility and reliability, or to expand, where relevant, to unserved or underserved areas. Southwest may expand existing, or initiate new, programs. Significant replacement activities are expected to continue well beyond the next few years. During the three-year period ending December 31, 2025, cash flows from operating activities of Southwest are expected to provide approximately 77% of the funding for gas operations of Southwest and total construction expenditures and dividend requirements. From a debt maturity standpoint, Southwest has a $225 million Term Loan due in March 2023. Any additional cash requirements, including construction-related, and any paydown or refinancing of debt, are expected to be provided by existing credit facilities, equity contributions from the Company, and/or other external financing sources. The timing, types, and amounts of any additional external financings will be dependent on a number of factors, including the cost of gas purchases, conditions in the capital markets, timing and amounts of rate relief, timing and amounts of surcharge collections from, or amounts returned to, customers related to other regulatory mechanisms, as well as growth levels in Southwest's service areas and earnings. External financings could include the issuance of debt securities, bank and other short-term borrowings, and other forms of financing.

Liquidity

Several factors (some of which are out of the control of the Company) that could significantly affect liquidity in future years include: variability of natural gas prices, changes in ratemaking policies of regulatory commissions, regulatory lag, customer growth in the natural gas distribution segment, the ability to access and obtain capital from external sources, interest rates, changes in income tax laws, pension funding requirements, inflation, and the level of earnings. Natural gas prices and related gas cost recovery rates, as well as plant investment, have historically had the most significant impact on liquidity, aside from the Company's recent strategic undertakings, including acquisition and disposition undertakings.

On an interim basis, Southwest defers over- or under-collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2022, the combined balance in the PGA accounts totaled an under-collection of $450.1 million. As described earlier, the market price of natural gas spiked as a result of numerous market forces including historically low storage levels, unexpected upstream pipeline maintenance events, and cold weather conditions across the western region in the latter part of 2022 and continuing into January 2023. As a result of this increase in pricing, in January 2023, Southwest entered into a 364-day $450 million term loan in order to fund the incremental cost. We may be required to incur additional indebtedness in connection with future spikes in natural gas prices as a result of extreme weather events or otherwise. See **PGA Filings** for more information.

In March 2022, Southwest amended its $250 million Term Loan (first borrowed in March 2021), extending the maturity date to March 21, 2023. The proceeds were originally used to fund the increased cost of natural gas supply during the month of February 2021 caused by extreme weather conditions in the central U.S. during Winter Storm Uri. The March 2021 Term Loan was extended as a result of the current gas cost environment and management's funding plans for other gas purchases. At December 31, 2022, there was $225 million outstanding under the amended March 2021 Term Loan.

In March 2022, Southwest issued $600 million aggregate principal amount of 4.05% Senior Notes. The notes will mature in March 2032. Southwest used the net proceeds to redeem $250 million 3.875% notes due in April 2022 and to repay amounts then outstanding under its credit facility, with the remaining net proceeds used for general corporate purposes.

In December 2022, Southwest issued $300 million aggregate principal amount of 5.80% Senior Notes. The notes will mature in December 2027. Southwest used the net proceeds to repay amounts then outstanding under its credit facility, with the remaining net proceeds used for general corporate purposes.

Southwest Gas Holdings, Inc. has a credit facility with a borrowing capacity of $300 million that expires in December 2026. The total commitment amount available under the credit facility was increased by $100 million from $200 million to $300 million in December 2022. This facility is intended for short-term financing needs. At December 31, 2022, $173 million was outstanding under this facility, which was also the maximum amount outstanding during 2022.

Southwest has a credit facility with a borrowing capacity of $400 million, which expires in April 2025. Southwest designates $150 million of the facility for long-term borrowing needs and the remaining $250 million for working capital purposes. The maximum amount outstanding during 2022 occurred during the fourth quarter and was $285 million ($150 million outstanding on the long-term portion of the credit facility, none under the commercial paper program, in addition to $135 million outstanding on the short-term portion). As of December 31, 2022, $50 million was outstanding on the long-term portion of the credit facility (no borrowings were outstanding under the commercial paper program), and no borrowings were outstanding on the short-term portion. The credit facility has been used as necessary to meet liquidity requirements, including temporarily financing under-collected PGA balances, meeting the refund needs of over-collected balances, or temporarily funding capital expenditures. The credit facility has generally been adequate for Southwest's working capital needs outside of funds raised through operations and other types of external financing.

Southwest has a $50 million commercial paper program. Any issuance under the commercial paper program is supported by the revolving credit facility and, therefore, does not represent additional borrowing capacity. Any borrowing under the commercial paper program is designated as long-term debt. Interest rates for the commercial paper program are calculated at the then current commercial paper rate. At December 31, 2022, there were no borrowings outstanding under this program.

Centuri has a senior secured revolving credit and term loan multi-currency facility. The line of credit portion comprises $400 million; associated amounts borrowed and repaid are available to be re-borrowed. The term loan facility portion provided approximately $1.145 billion in financing. The term loan facility expires on August 27, 2028 and the revolving credit facility expires on August 27, 2026. This multi-currency facility allows the borrower to request loan advances in either Canadian dollars or U.S. dollars. The obligations under the credit agreement are secured by present and future ownership interests in substantially all direct and indirect subsidiaries of Centuri, substantially all of the tangible and intangible personal property of each borrower, certain of their direct and indirect subsidiaries, and all products, profits, and proceeds of the foregoing. Centuri assets securing the facility at December 31, 2022 totaled $2.5 billion. The maximum amount outstanding on the combined facility during 2022 was $1.221 billion, which occurred in the first quarter, at which point $1.117 billion was outstanding on the term loan facility. As of December 31, 2022, $82 million was outstanding on the revolving credit facility, in addition to $1.009 billion that was outstanding on the term loan portion of the facility. Also at December 31, 2022, there was approximately $254 million, net of letters of credit, available for borrowing under the line of credit.

In November 2022, Centuri amended the financial covenants of the revolving credit facility (the "Centuri Credit Facility Amendment") to increase the maximum total net leverage ratio during the period from December 31, 2022 through December 31, 2023. The Credit Facility Amendment also transitioned the interest rate benchmark for the revolving credit facility from LIBOR to SOFR. The applicable margin for the revolving credit facility now ranges from 1.0% to 2.5% for SOFR loans and from 0.0% to 1.5% for CDOR and "base rate" loans, depending on Centuri's total net leverage ratio. Further, the Centuri Credit Facility Amendment increases a letter of credit sub-facility from $100 million to $125 million. The Centuri Credit Facility Amendment did not modify any terms of the term loan facility.

In November 2021, the Company entered into a $1.6 billion delayed-draw Term Loan Facility that was funded on December 31, 2021 in connection with the acquisition of MountainWest. In March 2022, the Company used net proceeds from the issuance of common stock to repay a portion of borrowings under the Term Loan Facility. In September 2022, the Company entered into Amendment No. 1 to the Term Loan Facility. The amendment, among other things, (1) extended the maturity date of the Term Loan to December 30, 2023, and (2) replaced LIBOR interest rate benchmarks with SOFR interest rate benchmarks. There was $1.15 billion outstanding under this Term Loan Facility as of December 31, 2022. Upon the close of the MountainWest sale (February 14, 2023), the Company paid down $1.075 billion, resulting in an outstanding balance of $72 million as of the date of the date of closing the sale.

In April 2021, the Company entered into a Sales Agency Agreement between it and BNY Mellon Capital Markets, LLC and J.P. Morgan Securities LLC (the "Equity Shelf Program") for the offer and sale of up to $500 million of common stock from time to time in an at-the-market offering program. There was no activity under this multi-year program in 2022. Net proceeds from the sales of shares of common stock under the Equity Shelf Program are intended for general corporate purposes, including the acquisition of property for the construction, completion, extension, or improvement of pipeline systems and facilities located in and around the communities served by Southwest, as well as for repayment or repurchase of indebtedness (including amounts outstanding from time to time under the credit facilities, senior notes, term loan or future credit facilities), and to provide for working capital. See **Note 7 – Common Stock**.

Interest rates for Centuri's term loan contain LIBOR-based rates. Certain LIBOR-based rates were discontinued as a benchmark or reference rate after 2021, while other LIBOR-based rates are scheduled to be discontinued after June 2023. As of December 31, 2022, the Company had $1.009 billion in aggregate outstanding borrowings under Centuri's term loan facility. The conversion to an alternate rate is not expected to have a material impact on its financial condition or results of operations; however, the alternative rate may be less predictable or less attractive than LIBOR.

Credit Ratings

Credit ratings apply to debt securities such as bonds, notes, and other debt instruments and do not apply to equity securities such as common stock. Borrowing costs and the ability to raise funds are directly impacted by the credit ratings of the Company. Credit ratings issued by nationally recognized ratings agencies (Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("Standard & Poor's"), and Fitch Ratings ("Fitch")) provide a method for determining the creditworthiness of an issuer. Credit ratings are important because long-term debt constitutes a significant portion of total capitalization. These credit ratings are a factor considered by lenders when determining the cost of current and future debt for each debt obligor (i.e., generally the better the rating, the lower the cost to borrow funds). The current unsecured long-term debt ratings of the companies are considered investment grade.

	Moody's[1]	Standard & Poor's[2]	Fitch[3]
Southwest Gas Holdings, Inc.:			
Issuer rating	Baa2	BBB-	BBB
Outlook	Stable	Positive Outlook	Rating Watch Negative
Last reaffirmed	October 2021	December 2022	December 2022
Southwest Gas Corporation:			
Senior unsecured long-term debt	Baa1	BBB	A
Outlook	Stable	Positive Outlook	Rating Watch Negative
Last reaffirmed	January 2021	December 2022	December 2022
Centuri Group, Inc.:			
Issuer rating	Ba2	B+	N/A
Outlook	Under Review for Downgrade	CreditWatch Developing	N/A
Last reaffirmed	December 2022	December 2022	N/A

[1] Moody's debt ratings range from Aaa (highest rating possible) to C (lowest quality, usually in default). A numerical modifier of 1 (high end of the category) through 3 (low end of the category) is included with the rating to indicate the approximate rank of a company within the range.

[2] Standard & Poor's ("S&P") debt ratings range from AAA (highest rating possible) to D (obligation is in default). The ratings from 'AA' to 'CCC' may be modified by the addition of a plus "+" or minus "-" sign to show relative standing within the major rating categories.

[3] Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories.

A credit rating, including the foregoing, is not a recommendation to buy, sell, or hold a debt security, but is intended to provide an estimation of the relative level of credit risk of debt securities, and is subject to change or withdrawal at any time by the rating agency. Numerous factors, including many that are not within management's control, are considered by the ratings agencies in connection with the assigning of credit ratings.

None of Southwest's debt instruments have credit triggers or other clauses that result in default if these bond ratings are lowered by rating agencies. Interest and fees on certain debt instruments are subject to adjustment depending on Southwest's bond ratings. Certain debt instruments are subject to a leverage ratio cap, and the 6.1% Notes due 2041 are also subject to a minimum net worth requirement. At December 31, 2022, Southwest was in compliance with all of its covenants. Under the most restrictive of the financial covenants, approximately $2.5 billion in additional debt could be issued and the leverage ratio requirement would still be met. At least $2 billion of cushion in equity relating to the minimum net worth requirement exists at December 31, 2022. No specific limitations as to dividends exist under the collective covenants. None of the debt instruments contain material adverse change clauses.

At December 31, 2022, Southwest Gas Holdings, Inc. was also in compliance with all of the covenants of its credit facility and 364-day Term Loan. Interest and fees on its credit facility and 364-day Term Loan are subject to adjustment depending on its senior debt ratings. The credit facility and 364-day Term Loan are subject to a leverage ratio cap. Under the most restrictive of the financial covenants, approximately $1 billion in additional debt could be issued while still meeting the leverage ratio requirement. No specific limitations as to dividends exist under the collective covenants. The credit facility and 364-day Term Loan do not contain material adverse change clauses.

Certain Centuri debt instruments have leverage ratio caps and interest coverage ratio requirements. At December 31, 2022, Centuri was in compliance with all of its covenants. Under the most restrictive of the covenants, Centuri could issue approximately $222 million in additional debt and meet the leverage ratio requirement. Centuri has approximately $33 million of cushion relating to the minimum interest coverage ratio requirement. Centuri's revolving credit and term loan facility is secured by underlying assets of the utility infrastructure services segment. Centuri also has restrictions on how much it could give to the Company in cash dividends, which is limited to a calculated available amount, generally defined as 50% of its rolling twelve-month consolidated net income adjusted for certain items, such as parent contributions inflows, Linetec redeemable noncontrolling interest payments, or dividend payments, among other adjustments, as applicable.

Inflation

Inflation can impact results of operations for each of the Company's business segments, and it has increased substantially over the past year. Labor, employee benefits, fuel, natural gas, professional services, and construction costs are the categories most significantly impacted by inflation. Changes to the cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor, employee benefits, and professional services are components of the cost of service, and gas infrastructure costs are the primary component of utility rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases or other procedural filings are made by our regulated operations, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See **Rates and Regulatory Proceedings** for a discussion of recent rate case proceedings.

Contractual Obligations

Our largest contractual obligations as of December 31, 2022 consisted of:

- Debt-related obligations for scheduled principal payments, other borrowings, and interest payments over the life of the debt. Debt obligations are included in our consolidated balance sheets. See **Note 8 – Debt** for additional information.

- Centuri operating and finance leases are included in our consolidated balance sheets and represent multi-year obligations for buildings, land, equipment, and vehicles. Southwest and MountainWest operating and finance leases are immaterial. See **Note 2 – Regulated Operations Plant and Leases** for additional information.

- Southwest has gas purchase obligations that include fixed-price and variable-rate gas purchase contracts. Variable-rate contracts reflect minimum contractual obligations with estimation in pricing based on market information. Actual future variable-rate purchase commitments may vary depending on market prices at the time of delivery and values may change significantly from their estimated amounts. Certain other variable-rate contracts allow for variability in quantities for which associated demand charges are included in the gas purchase obligations based on the maximum daily quantities available under the contracts. Renewable natural gas purchase obligations, in which the commencement dates are not specifically determinable and the volumes and contract prices are inestimable until certain contract provisions are met, are excluded from gas purchase obligations. As of December 31, 2022, gas purchase obligations of $907 million are payable within the next 12 months.

- Southwest has pipeline capacity and storage contracts for firm transportation service, both on a short- and long-term basis with several companies in all of its service territories, some with terms extending to 2044. Southwest also has interruptible contracts in place that allow additional capacity to be acquired should an unforeseen need arise. Costs associated with these pipeline capacity contracts are a component of the cost of gas sold and are recovered from customers primarily through the PGA mechanisms. As of December 31, 2022 pipeline capacity and storage obligations of $89.8 million are payable within 12 months.

- Other commitments associated with noncancellable obligations consist primarily of software licensing, equipment, outsourced processing subscriptions, and operating and/or maintenance agreements, as applicable.

- Estimated funding for pension and other postretirement benefits during calendar year 2023 is $59.3 million. Funding amounts for years beyond 2023 are not currently known.

Recently Issued Accounting Standards Updates

The Financial Accounting Standards Board routinely issues Accounting Standards Updates. See **Note 1 – Background, Organization, and Summary of Significant Accounting Policies** for more information regarding these Accounting Standards Updates and their potential impact on the Company's and Southwest's financial position, results of operations, and disclosures.

Application of Critical Accounting Policies

A critical accounting policy is one that is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective, or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective, and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items and bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes. While management may make many estimates and judgments, many would not be materially altered, or provide a material impact to the financial statements taken as a whole, if different estimates, or means of estimation were employed. The following are accounting policies that are deemed critical to the financial statements. For more information regarding significant accounting policies, see notes to the consolidated financial statements.

Regulatory Accounting

Natural gas distribution operations are subject to the specific regulation of the ACC, PUCN, CPUC, or the FERC, as applicable. The accounting policies of the Company and Southwest conform to U.S. GAAP applicable to rate-regulated entities and reflect the effects of the ratemaking process. As such, the Company and Southwest are allowed to defer, as regulatory assets, costs that otherwise would be expensed, if it is probable that future recovery from customers (subject to our rate-regulated operations) will occur. Companies are also permitted to recognize, as regulatory assets, amounts associated with various revenue decoupling mechanisms, as long as the requirements of alternative revenue programs permitted under U.S. GAAP continue to be met. Management reviews the regulatory assets to assess their ultimate recoverability within the approved regulatory guidelines. If rate recovery is no longer probable, due to competition or the actions of regulators, write-off of the related regulatory asset (which would be recognized as current-period expense) is required. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be refunded to customers through the ratemaking process. The timing and inclusion of costs in rates is often delayed (regulatory lag) and results in a reduction of current-period earnings. Refer to **Note 5 – Regulatory Assets and Liabilities**.

Accrued Utility Revenues

Revenues related to the sale and/or delivery of natural gas are generally recorded when natural gas is delivered to customers. However, the determination of natural gas sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, operating margin associated with natural gas service that has been provided but not yet billed is accrued. This accrued utility revenue is estimated each month based primarily on applicable rates, number of customers, rate structure, analyses reflecting significant historical trends, seasonality, and experience. The interplay of these assumptions can impact the variability of the accrued utility revenue estimates. All Southwest rate jurisdictions have decoupled rate structures, limiting variability due to extreme weather conditions.

Accounting for Income Taxes

The Company is subject to income taxes in the U.S. and Canada. Income tax calculations require estimates due to known future tax rate changes, book to tax differences, and uncertainty with respect to regulatory treatment of certain property items. The asset and liability method of accounting is utilized for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Regulatory tax assets and liabilities are recorded to the extent management believes they will be recoverable from, or refunded to, customers in future rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management regularly assesses financial statement tax provisions to identify any change in the regulatory treatment or tax-related estimates, assumptions, or enacted tax rates that could have a material impact on cash flows, financial position, and/or results of operations.

Accounting for Pensions and Other Postretirement Benefits

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees hired on or before December 31, 2021. In addition, there is a separate unfunded supplemental retirement plan which is limited to officers hired on or before December 31, 2021. Pension obligations and costs for these plans are affected by the amount and timing of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension obligations and costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions (particularly the discount rate) may significantly affect pension obligations and costs for these plans. For example, a change of 0.25% in the discount rate assumption would change the pension plan projected benefit obligation by approximately $39 million and future pension expense by $4 million. A change of 0.25% in the employee compensation assumption would change the pension obligation by approximately $10 million and expense by $2 million. A 0.25% change in the expected asset return assumption would change pension expense by approximately $3 million (but has no impact on the pension obligation).

At December 31, 2022, the discount rate was 5.25%, an increase from the 3.00% rate used at December 31, 2021. The methodology utilized to determine the discount rate was consistent with prior years. The weighted-average rate of compensation escalation remained at 3.25% at December 31, 2022, the same as the rate used at December 31, 2021. The asset return assumption is 6.75% to be used for 2023 expense, an increase from the 6.50% utilized for 2021. Pension costs for 2023 are estimated to decrease approximately $40 million as compared to that experienced in 2022. Future years' expense level movements (up or down) will continue to be greatly influenced by long-term interest rates, asset returns, and funding levels.

Goodwill

Goodwill is assessed for impairment annually as of October, or more frequently, if events or changes in circumstances indicate an impairment may have occurred before that time. As permitted under accounting guidance on testing goodwill for impairment, we perform either a qualitative assessment or a quantitative assessment of each of our reporting units based on management's judgment. Adjustment of values would only occur if conditions of impairment were deemed to be permanent. With respect to our qualitative assessments, we consider events and circumstances specific to us, such as macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance, when evaluating whether it is more likely than not that the fair values of our reporting units are less than their respective carrying amounts. The assumptions we use in our analysis, including discount rates, are subject to uncertainty, and declines in the future performance of our reporting units and changing business conditions could result in the recognition of impairment charges, which could be significant. The Company's reporting units are the same as its segments for purposes of impairment evaluation. In December 2022, the Company announced the planned sale of MountainWest. The Board determined to sell MountainWest in order to simplify the business. As the consideration to be received for the sale was below the equity interests in MountainWest, the Company recorded held for sale losses, including a pre-tax goodwill impairment loss of $449.6 million in the fourth quarter of 2022. Further adjustments to this estimate are likely, as a result of post-closing true-up and validation processes contained in the sale agreement. See **Note 15 – Acquisitions and Dispositions** for additional information.

Held for Sale

The Company and Southwest recognize the assets and liabilities of a disposal group as held for sale in the period (i) they have approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions to sell the disposal group have been initiated, (iv) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Upon designation as held for sale, the Company stops recording depreciation expense and assesses the fair value of the disposal group less any costs to sell at each reporting period and until it is no longer classified as held for sale.

In December 2022, the Company entered into a definitive agreement to sell 100% of MountainWest in an all-cash transaction to Williams for $1.5 billion in total enterprise value, subject to certain adjustments, which closed on February 14, 2023. In addition to the loss attributable to goodwill impairment, as noted above, the Company recognized an additional loss of $5.8 million related to estimated costs to sell. We use judgment to estimate such costs to sell, including consulting with external advisors and attorneys and considering the level of such costs in prior transactions. See **Note 15 – Acquisitions and Dispositions** for additional information.

Business Combinations

In accordance with U.S. GAAP, the assets acquired and liabilities assumed in an acquired business are recorded at their estimated fair values on the date of acquisition. The amount of goodwill initially recognized in a business combination is based on the excess of the purchase price of the acquired company over the fair value of the other assets acquired and liabilities assumed. The determination of these fair values requires management to make significant estimates and assumptions. For example, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset are used to determine its fair value, but the actual timing and amount may differ materially, resulting in impairment of the asset's recorded value. In some cases, the Company engages independent third-party valuation firms to assist in determining the fair values of acquired assets and liabilities assumed. Critical assumptions used to value the trade name and customer relationship intangibles include, but are not limited to, future expected cash flows of the acquired business, trademarks, trade names, customer relationships, technology obsolescence, attrition rates, royalty rates, and discount rates. In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated at the acquisition date. These items are reevaluated quarterly, based upon facts and circumstances that existed at the acquisition date with any adjustments to the preliminary estimates being recorded to goodwill, provided that the Company is within the twelve-month measurement period allowed by authoritative guidance. Subsequent to the measurement period or the final determination of the estimated value of the tax allowance or contingency, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect the provision for income taxes in the Consolidated Statements of Income, and could have a material impact on the Company's results of operations and financial position. Refer to **Note 15 – Acquisitions and Dispositions**.

Certifications

The SEC requires the filing of certifications of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of registrants regarding reporting accuracy, disclosure controls and procedures, and internal control over financial reporting as exhibits to periodic filings. The CEO and CFO certifications for the period ended December 31, 2022 are included as exhibits to the 2022 Annual Report on Form 10-K filed with the SEC.

Forward-Looking Statements

This annual report contains contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). All statements other than statements of historical fact included or incorporated by reference in this annual report are forward-looking statements, including, without limitation, statements regarding the Company's plans, objectives, goals, intentions, projections, strategies, future events or performance, negotiations, and underlying assumptions. The words "may," "if," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "continue," "forecast," "intend," "endeavor," "promote," "seek," and similar words and expressions are generally used and intended to identify forward-looking statements. For example, statements regarding plans to refinance near-term maturities, to spin-off Centuri from the Company, those regarding operating margin patterns, customer growth, the composition of our customer base, price volatility, seasonal patterns, the ability to pay debt, the Company's COLI strategy, the magnitude of future acquisition or divestiture purchase price true-ups and related impairments or losses related thereto, replacement market and new construction market, impacts from pandemics, including on our employees, customers, business, financial position, earnings, bad debt expense, work deployment and related uncertainties, expected impacts of valuation adjustments associated with any redeemable noncontrolling interests, the profitability of storm work, mix of work, or absorption of fixed costs by larger infrastructure services customers including Southwest, the impacts of U.S. tax reform including disposition in any regulatory proceeding and bonus depreciation tax deductions, the impact of recent PHMSA rulemaking, the amounts and timing for completion of estimated future construction expenditures, plans to pursue infrastructure programs or programs under SB151 legislation, forecasted operating cash flows and results of operations, net earnings impacts or recovery of costs from gas infrastructure replacement and COYL programs and surcharges, funding sources of cash requirements, amounts generally expected to be reflected in future period revenues from regulatory rate proceedings including amounts requested or settled from recent and ongoing general rate cases or other regulatory proceedings, rates and surcharges, PGA administration, recovery and timing, and other rate adjustments, sufficiency of working capital and current credit facilities or the ability to cure negative working capital balances, bank lending practices, the Company's views regarding its liquidity position, ability to raise funds and receive external financing capacity and the intent and ability to issue various financing instruments and stock under the existing at-the-market equity program or otherwise, if necessary, future dividends or increases and the Board's current target dividend payout ratio, pension and postretirement benefits, certain impacts of tax acts, the effect of any other rate changes or regulatory proceedings, contract or construction change order negotiations, impacts of accounting standard updates, statements regarding future gas prices, gas purchase contracts and pipeline imbalance charges or claims related thereto, recoverability of regulatory assets, the impact of certain legal proceedings or claims, and the timing and results of future rate hearings, including any ongoing or future general rate cases and other proceedings, and statements regarding pending approvals are forward-looking statements. All forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act.

A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, customer growth rates, conditions in the housing market, inflation, interest rates and related government actions, sufficiency of labor markets and ability to timely hire qualified employees or similar resources, acquisition and divestiture decisions including prices paid or received and their impacts to impairments, write-downs, or losses generally, the impacts of pandemics including that which may result from a restriction by government officials or otherwise, including impacts on employment in our territories, the health impacts to our customers and employees, the ability to collect on customer accounts due to the suspension or lifted moratorium on late fees or service disconnection in any or all jurisdictions, the ability to obtain regulatory recovery of related costs, the ability of the infrastructure services business to conduct work and the impact of a delay or termination of work, and decisions of Centuri customers (including Southwest) as to whether to pursue capital projects due to economic impacts resulting from a pandemic or otherwise, the ability to recover and timing thereof related to costs associated with the PGA mechanisms or other regulatory assets or programs, the effects of regulation/deregulation, governmental or regulatory policy regarding pipeline safety, greenhouse gas emissions, natural gas, including potential prohibitions on the use of natural gas appliances, or alternative energy, the regulatory support for ongoing infrastructure programs or expansions, the timing and amount of rate relief, the timing and methods determined by regulators to refund amounts to customers resulting from U.S. tax reform, changes in rate design, variability in volume of gas or transportation and storage service sold to customers, changes in gas procurement practices, changes in capital requirements and funding, the impact of credit rating actions and conditions in the capital markets on financing costs, the impact of variable rate indebtedness associated with a discontinuance of LIBOR including in relation to amounts of indebtedness then outstanding, changes in construction expenditures and financing, levels of or changes in operations and maintenance expenses, effects of pension or other postretirement benefit expense forecasts or plan modifications, accounting changes and regulatory treatment related thereto, currently unresolved and future liability claims and disputes, changes in pipeline capacity for the transportation of gas and related costs, results of Centuri bid work, the impact of weather on Centuri's operations, projections about acquired business' earnings, or those that may be planned, future acquisition-related costs, differences between actual experience and projections in costs to integrate or stand up portions of newly acquired business operations, impacts of changes in the value of any redeemable noncontrolling interests if at other than fair value, Centuri utility infrastructure expenses, differences between actual and originally expected outcomes of Centuri bid or other fixed-price construction agreements, outcomes from contract and change order negotiations, ability to successfully procure new work and impacts from work awarded or failing to be awarded from significant customers (collectively, including from Southwest), the mix of work awarded, the amount of work awarded to Centuri following work stoppages or reduction, the result of productivity inefficiencies from regulatory requirements, customer supply chain challenges, or otherwise, delays in commissioning individual projects, acquisitions and management's plans related thereto, the ability of management to successfully finance, close, and assimilate any acquired businesses, the timing and ability of management to successfully separate Centuri from the Company, the impact on our stock price or our credit ratings due to undertaking or failing to undertake acquisition or divestiture activities or other strategic endeavors, the impact on our stock price, costs, actions or disruptions or continuation thereof related to significant stockholders and their activism, competition, our ability to raise capital in external financings, our ability to continue to remain within the ratios and other limits subject to our debt covenants, and ongoing evaluations in regard to goodwill and other intangible assets. In addition, the Company can provide no assurance that its discussions regarding certain trends or plans relating to its financing and operating expenses will continue, proceed as planned, cease to continue, or fail to be alleviated, in future periods. For additional information on the risks associated with the Company's business, see **Item 1A. Risk Factors** and **Item 7A. Quantitative and Qualitative Disclosures About Market Risk** in this Annual Report on Form 10-K for the year ended December 31, 2022.

All forward-looking statements in this annual report are made as of the date hereof, based on information available to the Company and Southwest as of the date hereof, and the Company and Southwest assume no obligation to update or revise any of their forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. **We caution you to not rely unduly on any forward-looking statement(s).**

Common Stock Price and Dividend Information

The principal market on which the common stock of the Company is traded is the New York Stock Exchange and the ticker symbol of the stock is "SWX." At February 15, 2023, there were 10,711 holders of record of common stock, and the market price of the common stock was $64.98.

Dividends are payable on the Company's common stock at the discretion of the Board of Directors (the "Board"). In setting the dividend rate, the Board considers, among other factors, current and expected future earnings levels, our ongoing capital expenditure plans and expected external funding needs, our payout ratio, and our ability to maintain credit ratings and liquidity. The quarterly common stock dividend declared was $0.57 per share throughout 2020, $0.60 per share throughout 2021, and $0.62 per share throughout 2022. The Company has paid dividends on its common stock since 1956. In February 2023, the Board determined to keep the quarterly dividend at $0.62, effective with the June 2023 payment.

Southwest Gas Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
(Thousands of dollars, except par value)	**2022**	2021
ASSETS		
Regulated operations plant:		
Gas plant	$ 9,453,907	$10,789,690
Less: accumulated depreciation	(2,674,157)	(3,397,736)
Construction work in progress	244,750	202,068
Net regulated operations plant	7,024,500	7,594,022
Other property and investments, net	1,281,172	1,316,479
Current assets:		
Cash and cash equivalents	123,078	222,697
Accounts receivable, net of allowances	866,246	707,127
Accrued utility revenue	88,100	84,900
Income taxes receivable, net	8,738	16,816
Deferred purchased gas costs	450,120	291,145
Prepaid and other current assets	433,850	292,082
Current assets held for sale	1,737,530	—
Total current assets	3,707,662	1,614,767
Noncurrent assets:		
Goodwill	787,250	1,781,332
Deferred income taxes	82	121
Deferred charges and other assets	395,948	458,536
Total noncurrent assets	1,183,280	2,239,989
Total assets	$13,196,614	$12,765,257

(Thousands of dollars, except par value)	December 31,	
	2022	2021
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock, $1 par (authorized – 120,000,000 shares; issued and outstanding – 67,119,143 and 60,422,081 shares)	$ 68,749	$ 62,052
Additional paid-in capital	2,287,183	1,824,216
Accumulated other comprehensive loss, net	(44,242)	(46,761)
Retained earnings	747,069	1,114,313
Total Southwest Gas Holdings, Inc. equity	3,058,759	2,953,820
Redeemable noncontrolling interests	159,349	196,717
Long-term debt, less current maturities	4,403,299	4,115,684
Total capitalization	7,621,407	7,266,221
Commitments and contingencies (Note 10)		
Current liabilities:		
Current maturities of long-term debt	44,557	297,324
Short-term debt	1,542,806	1,909,000
Accounts payable	662,090	353,365
Customer deposits	51,182	59,327
Income taxes payable, net	2,690	6,734
Accrued general taxes	67,094	53,473
Accrued interest	38,556	30,964
Deferred purchased gas costs	—	5,736
Other current liabilities	369,743	396,126
Current liabilities held for sale	644,245	—
Total current liabilities	3,422,963	3,112,049
Deferred income taxes and other credits:		
Deferred income taxes and investment tax credits, net	682,067	768,868
Accumulated removal costs	445,000	480,583
Other deferred credits and other long-term liabilities	1,025,177	1,137,536
Total deferred income taxes and other credits	2,152,244	2,386,987
Total capitalization and liabilities	$13,196,614	$12,765,257

The accompanying notes are an integral part of these statements.

Southwest Gas Holdings, Inc. and Subsidiaries
Consolidated Statements of Income

	Year Ended December 31,		
(In thousands, except per share amounts)	**2022**	2021	2020
Operating revenues:			
Regulated operations revenues	**$2,199,682**	$1,521,790	$1,350,585
Utility infrastructure services revenues	**2,760,327**	2,158,661	1,948,288
Total operating revenues	**4,960,009**	3,680,451	3,298,873
Operating expenses:			
Net cost of gas sold	**799,060**	430,907	342,837
Operations and maintenance	**636,766**	473,146	408,116
Depreciation and amortization	**470,455**	371,041	332,027
Taxes other than income taxes	**93,383**	80,343	63,460
Utility infrastructure services expenses	**2,529,318**	1,955,467	1,729,429
Goodwill impairment and cost to sell	**455,425**	—	—
Total operating expenses	**4,984,407**	3,310,904	2,875,869
Operating income (loss)	**(24,398)**	369,547	423,004
Other income and (expenses):			
Net interest deductions	**(242,750)**	(119,198)	(111,477)
Other income (deductions)	**(6,189)**	(3,499)	(6,789)
Total other income and (expenses)	**(248,939)**	(122,697)	(118,266)
Income (loss) before income taxes	**(273,337)**	246,850	304,738
Income tax expense (benefit)	**(75,653)**	39,648	65,753
Net income (loss)	**(197,684)**	207,202	238,985
Net income attributable to noncontrolling interests	**5,606**	6,423	6,661
Net income (loss) attributable to Southwest Gas Holdings, Inc.	**$ (203,290)**	$ 200,779	$ 232,324
Earnings (loss) per share:			
Basic	**$ (3.10)**	$ 3.39	$ 4.15
Diluted	**$ (3.10)**	$ 3.39	$ 4.14
Weighted average shares:			
Basic	**65,558**	59,145	55,998
Diluted	**65,558**	59,259	56,076

The accompanying notes are an integral part of these statements.

Southwest Gas Holdings, Inc. and Subsidiaries Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
(Thousands of dollars)	**2022**	2021	2020
Net income (loss)	**$(197,684)**	$207,202	$238,985
Other comprehensive income (loss), net of tax			
Defined benefit pension plans:			
Net actuarial gain (loss)	**3,099**	44,974	(43,730)
Amortization of prior service cost	**133**	729	878
Amortization of net actuarial loss	**26,461**	33,894	28,751
Regulatory adjustment	**(21,457)**	(67,027)	5,650
Net defined benefit pension plans	**8,236**	12,570	(8,451)
Forward-starting interest rate swaps ("FSIRS"):			
Amounts reclassified into net income	**416**	1,652	2,467
Net forward-starting interest rate swaps	**416**	1,652	2,467
Foreign currency translation adjustments	**(6,133)**	20	1,713
Total other comprehensive income (loss), net of tax	**2,519**	14,242	(4,271)
Comprehensive income (loss)	**(195,165)**	221,444	234,714
Comprehensive income attributable to noncontrolling interests	**5,606**	6,423	6,661
Comprehensive income (loss) attributable to Southwest Gas Holdings, Inc.	**$(200,771)**	$215,021	$228,053

The accompanying notes are an integral part of these statements.

Southwest Gas Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(Thousands of dollars)	**2022**	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ (197,684)**	$ 207,202	$ 238,985
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**470,455**	371,041	332,027
Impairment of assets and other charges	**455,425**	—	—
Deferred income taxes	**(72,048)**	61,212	50,717
Gains on sale of property and equipment	**(7,865)**	(6,906)	(1,848)
Changes in undistributed stock compensation	**9,446**	9,294	7,114
Equity AFUDC	**(465)**	—	(4,724)
Changes in current assets and liabilities:			
Accounts receivable, net of allowances	**(193,775)**	(51,554)	(48,772)
Accrued utility revenue	**(3,200)**	(2,500)	(3,300)
Deferred purchased gas costs	**(147,215)**	(343,728)	36,239
Accounts payable	**293,909**	50,426	(7,694)
Accrued taxes	**17,929**	(6,725)	15,171
Other current assets and liabilities	**(207,853)**	(89,209)	107,427
Changes in deferred charges and other assets	**16,886**	(13,541)	(32,591)
Changes in other liabilities and deferred credits	**(26,485)**	(73,629)	(62,671)
Net cash provided by operating activities	**407,460**	111,383	626,080
CASH FLOW FROM INVESTING ACTIVITIES:			
Construction expenditures and property additions	**(859,421)**	(715,626)	(825,105)
Acquisition of businesses, net of cash acquired	**(18,809)**	(2,354,260)	—
Changes in customer advances	**21,506**	15,974	14,033
Other	**17,822**	18,256	9,003
Net cash used in investing activities	**(838,902)**	(3,035,656)	(802,069)
CASH FLOW FROM FINANCING ACTIVITIES:			
Issuance of common stock, net	**461,828**	213,641	139,245
Dividends paid	**(160,563)**	(138,222)	(125,504)
Centuri distribution to redeemable noncontrolling interest	**(39,649)**	—	—
Issuance of long-term debt, net	**1,067,805**	1,660,696	662,377
Retirement of long-term debt	**(499,914)**	(452,664)	(356,406)
Change in credit facility and commercial paper	**(80,000)**	(20,000)	—
Change in short-term debt	**(366,193)**	(48,000)	(104,000)
Issuance of short-term debt	**—**	1,850,000	—
Withholding remittance – share-based compensation	**(2,662)**	(1,264)	(2,736)
Other, including principal payments on finance leases	**(24,172)**	(729)	(3,402)
Net cash provided by financing activities	**356,480**	3,063,458	209,574
Effects of currency translation on cash and cash equivalents	**(854)**	160	228
Change in cash and cash equivalents	**(75,816)**	139,345	33,813
Change in cash and cash equivalents included in current assets held for sale	**(23,803)**	—	—
Cash and cash equivalents at beginning of period	**222,697**	83,352	49,539
Cash and cash equivalents at end of period	**$ 123,078**	$ 222,697	$ 83,352
SUPPLEMENTAL INFORMATION:			
Interest paid, net of amounts capitalized	**$ 219,825**	$ 104,352	$ 105,182
Income taxes paid (received), net	**$ 12,001**	$ 4,208	$ (10,951)

The accompanying notes are an integral part of these statements.

Southwest Gas Holdings, Inc. and Subsidiaries
Consolidated Statements of Equity

	Year Ended December 31,		
(In thousands, except per share amounts)	**2022**	2021	2020
Common stock shares			
Beginning balances	**60,422**	57,193	55,007
Common stock issuances	**6,697**	3,229	2,186
Ending balances	**67,119**	60,422	57,193
Common stock amount			
Beginning balances	**$ 62,052**	$ 58,823	$ 56,637
Common stock issuances	**6,697**	3,229	2,186
Ending balances	**68,749**	62,052	58,823
Additional paid-in capital			
Beginning balances	**1,824,216**	1,609,155	1,466,937
Common stock issuances	**462,967**	219,298	142,218
Promissory notes in association with redeemable noncontrolling interest	**—**	(4,237)	—
Ending balances	**2,287,183**	1,824,216	1,609,155
Accumulated other comprehensive loss			
Beginning balances	**(46,761)**	(61,003)	(56,732)
Foreign currency exchange translation adjustment	**(6,133)**	20	1,713
Net actuarial gain (loss) arising during period, less amortization of unamortized benefit plan cost, net of tax	**8,236**	12,570	(8,451)
FSIRS amounts reclassified to net income, net of tax	**416**	1,652	2,467
Ending balances	**(44,242)**	(46,761)	(61,003)
Retained earnings			
Beginning balances	**1,114,313**	1,067,978	1,039,072
Net income (loss)	**(203,290)**	200,779	232,324
Redemption value adjustments	**3,325**	(12,016)	(74,513)
Dividends declared	**(167,279)**	(142,428)	(128,905)
Ending balances	**747,069**	1,114,313	1,067,978
Total equity ending balances	**$3,058,759**	$2,953,820	$2,674,953
Dividends declared per common share	**$ 2.48**	$ 2.38	$ 2.28

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation and Subsidiaries Consolidated Balance Sheets

(Thousands of dollars)	December 31,	
	2022	2021
ASSETS		
Regulated operations plant:		
Gas plant	**$ 9,453,907**	$ 8,901,575
Less: accumulated depreciation	**(2,674,157)**	(2,538,508)
Construction work in progress	**244,750**	183,485
Net regulated operations plant	**7,024,500**	6,546,552
Other property and investments, net	**169,397**	153,093
Current assets:		
Cash and cash equivalents	**51,823**	38,691
Accounts receivable, net of allowance	**234,081**	169,666
Accrued utility revenue	**88,100**	84,900
Income taxes receivable, net	**103**	7,826
Deferred purchased gas costs	**450,120**	291,145
Receivable from parent	**2,130**	1,031
Prepaid and other current assets	**401,789**	242,243
Total current assets	**1,228,146**	835,502
Noncurrent assets:		
Goodwill	**11,155**	10,095
Deferred charges and other assets	**370,483**	405,021
Total noncurrent assets	**381,638**	415,116
Total assets	**$ 8,803,681**	$ 7,950,263

	December 31,	
(Thousands of dollars)	**2022**	2021
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock	$ **49,112**	$ 49,112
Additional paid-in capital	**1,622,969**	1,618,911
Accumulated other comprehensive loss, net	**(38,261)**	(46,913)
Retained earnings	**935,355**	906,827
Total equity	**2,569,175**	2,527,937
Long-term debt, less current maturities	**3,251,296**	2,440,603
Total capitalization	**5,820,471**	4,968,540
Commitments and contingencies (Note 10)		
Current liabilities:		
Current maturities of long-term debt	**—**	275,000
Short-term debt	**225,000**	250,000
Accounts payable	**497,046**	234,070
Customer deposits	**51,182**	56,127
Accrued general taxes	**67,094**	53,064
Accrued interest	**29,569**	22,926
Other current liabilities	**150,817**	146,422
Total current liabilities	**1,020,708**	1,037,609
Deferred income taxes and other credits:		
Deferred income taxes and investment tax credits, net	**683,948**	638,828
Accumulated removal costs	**445,000**	424,000
Other deferred credits and other long-term liabilities	**833,554**	881,286
Total deferred income taxes and other credits	**1,962,502**	1,944,114
Total capitalization and liabilities	**$8,803,681**	$7,950,263

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation and Subsidiaries Consolidated Statements of Income

	Year Ended December 31,		
(Thousands of dollars)	**2022**	2021	2020
Regulated operations revenues	**$1,935,069**	$1,521,790	$1,350,585
Operating expenses:			
Net cost of gas sold	**789,216**	430,907	342,837
Operations and maintenance	**491,928**	438,550	406,382
Depreciation and amortization	**263,043**	253,398	235,295
Taxes other than income taxes	**83,197**	80,343	63,460
Total operating expenses	**1,627,384**	1,203,198	1,047,974
Operating income	**307,685**	318,592	302,611
Other income and (expenses):			
Net interest deductions	**(115,880)**	(97,560)	(101,148)
Other income (deductions)	**(6,884)**	(4,559)	(6,590)
Total other income and (expenses)	**(122,764)**	(102,119)	(107,738)
Income before income taxes	**184,921**	216,473	194,873
Income tax expense	**30,541**	29,338	35,755
Net income	**$ 154,380**	$ 187,135	$ 159,118

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
(Thousands of dollars)	2022	2021	2020
Net income	$154,380	$187,135	$159,118
Other comprehensive income (loss), net of tax			
Defined benefit pension plans:			
Net actuarial gain (loss)	3,099	44,974	(43,730)
Amortization of prior service cost	133	729	878
Amortization of net actuarial loss	26,461	33,894	28,751
Regulatory adjustment	(21,457)	(67,027)	5,650
Net defined benefit pension plans	8,236	12,570	(8,451)
Forward-starting interest rate swaps ("FSIRS"):			
Amounts reclassified into net income	416	1,652	2,467
Net forward-starting interest rate swaps	416	1,652	2,467
Total other comprehensive income (loss), net of tax	8,652	14,222	(5,984)
Comprehensive income	$163,032	$201,357	$153,134

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(Thousands of dollars)	**2022**	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	**$ 154,380**	$ 187,135	$ 159,118
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**263,043**	253,398	235,295
Deferred income taxes	**42,387**	53,237	44,997
Gain on sale of property	**(1,503)**	—	—
Changes in undistributed stock compensation	**5,776**	6,392	5,294
Equity AFUDC	**—**	—	(4,724)
Changes in current assets and liabilities:			
Accounts receivable, net of allowances	**(64,414)**	(22,806)	3,933
Accrued utility revenue	**(3,200)**	(2,500)	(3,300)
Deferred purchased gas costs	**(158,975)**	(343,728)	36,239
Accounts payable	**243,276**	57,764	9,618
Accrued taxes	**21,754**	7,753	(1,527)
Other current assets and liabilities	**(188,737)**	(70,271)	48,545
Changes in deferred charges and other assets	**(1,694)**	(28,743)	(44,291)
Changes in other liabilities and deferred credits	**(27,690)**	(72,386)	(65,136)
Net cash provided by operating activities	**284,403**	25,245	424,061
CASH FLOW FROM INVESTING ACTIVITIES:			
Construction expenditures and property additions	**(683,131)**	(601,983)	(692,216)
Changes in customer advances	**21,506**	15,973	14,033
Other	**6,917**	(32)	771
Net cash used in investing activities	**(654,708)**	(586,042)	(677,412)
CASH FLOW FROM FINANCING ACTIVITIES:			
Contributions from parent	**—**	202,583	177,922
Dividends paid	**(122,200)**	(111,400)	(104,500)
Issuance of long-term debt, net	**891,663**	297,318	446,508
Retirement of long-term debt	**(275,000)**	—	(125,000)
Change in credit facility and commercial paper	**(80,000)**	(20,000)	—
Change in short-term debt	**(25,000)**	193,000	(137,000)
Withholding remittance – share-based compensation	**(2,569)**	(1,263)	(2,736)
Other	**(3,457)**	(1,820)	(1,262)
Net cash provided by financing activities	**383,437**	558,418	253,932
Change in cash and cash equivalents	**13,132**	(2,379)	581
Cash and cash equivalents at beginning of period	**38,691**	41,070	40,489
Cash and cash equivalents at end of period	**$ 51,823**	$ 38,691	$ 41,070
SUPPLEMENTAL INFORMATION:			
Interest paid, net of amounts capitalized	**$ 107,980**	$ 90,240	$ 96,726
Income taxes paid (received), net	**$ 5**	$ (13,529)	$ (19,603)

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation and Subsidiaries
Consolidated Statements of Equity

	Year Ended December 31,		
(In thousands)	**2022**	2021	2020
Common stock shares			
Beginning and ending balances	**47,482**	47,482	47,482
Common stock amount			
Beginning and ending balances	**$ 49,112**	$ 49,112	$ 49,112
Additional paid-in capital			
Beginning balances	**1,618,911**	1,410,345	1,229,083
Share-based compensation	**4,058**	5,983	3,340
Contributions from Southwest Gas Holdings, Inc.	**—**	202,583	177,922
Ending balances	**1,622,969**	1,618,911	1,410,345
Accumulated other comprehensive loss			
Beginning balances	**(46,913)**	(61,135)	(55,151)
Net actuarial gain (loss) arising during period, less amortization of unamortized benefit plan cost, net of tax	**8,236**	12,570	(8,451)
FSIRS amounts reclassified to net income, net of tax	**416**	1,652	2,467
Ending balances	**(38,261)**	(46,913)	(61,135)
Retained earnings			
Beginning balances	**906,827**	835,146	782,108
Net income	**154,380**	187,135	159,118
Share-based compensation	**(852)**	(854)	(780)
Dividends declared to Southwest Gas Holdings, Inc.	**(125,000)**	(114,600)	(105,300)
Ending balances	**935,355**	906,827	835,146
Total Southwest Gas Corporation equity ending balances	**$2,569,175**	$2,527,937	$2,233,468

The accompanying notes are an integral part of these statements.

Note 1 – Background, Organization, and Summary of Significant Accounting Policies

Nature of Operations. This is a combined annual report of Southwest Gas Holdings, Inc. and its subsidiaries (the "Company") and Southwest Gas Corporation and its subsidiaries ("Southwest" or the "natural gas distribution" segment). The notes to the consolidated financial statements apply to both entities. Southwest Gas Holdings, Inc., a Delaware corporation, is a holding company, owning all of the shares of common stock of Southwest, all of the shares of common stock of Centuri Group, Inc. ("Centuri" or the "utility infrastructure services" segment), and until February 14, 2023, all of the shares of common stock of MountainWest Pipelines Holding Company ("MountainWest" or the "pipeline and storage" segment).

In December 2022, the Company announced that its Board of Directors (the "Board") unanimously determined to take strategic actions to simplify the Company's portfolio of businesses. These actions included entering into a definitive agreement to sell 100% of MountainWest in an all-cash transaction to Williams Partners Operating LLC ("Williams") for $1.5 billion in total enterprise value, subject to certain adjustments. Additionally, the Company determined it will pursue a spin-off of Centuri (the "Centuri spin-off"), to form a new independent publicly traded utility infrastructure services company. The MountainWest transaction closed on February 14, 2023, following the expiration of an applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Centuri spin-off is expected to be completed in the fourth quarter of 2023 or the first quarter of 2024 and to be tax free to the Company and its stockholders for U.S. federal income tax purposes. The Centuri spin-off will be subject to, among other things, finalizing the transaction structure, final approval by the Board, approval by the Arizona Corporation Commission, the receipt of a favorable Internal Revenue Service private letter ruling relating to the tax-free nature of the transaction, and the effectiveness of a registration statement that will be filed with the U.S. Securities and Exchange Commission. Upon classifying the pipeline and storage segment disposal group as held for sale, the Company recorded a loss, composed of a goodwill impairment loss of $449.6 million, plus an additional loss of approximately $5.8 million for estimated costs to sell, in the fourth quarter of 2022. The Company elected to not reclassify MountainWest's assets and liabilities as held for sale as of December 31, 2021; therefore, balance sheet information as of December 31, 2021 in the accompanying notes to financial statements has not been adjusted. See **Note 15 – Acquisitions and Dispositions** for additional information.

Southwest is engaged in the business of purchasing, distributing, and transporting natural gas for customers in portions of Arizona, Nevada, and California. Public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Results for the natural gas distribution segment are higher during winter periods due to the seasonality incorporated in its regulatory rate structures.

Centuri is a strategic utility infrastructure services company dedicated to partnering with North America's gas and electric providers to build and maintain the energy network that powers millions of homes across the United States ("U.S.") and Canada. Centuri derives revenue primarily from installation, replacement, repair, and maintenance of energy networks. Centuri operates in the U.S. primarily as NPL Construction Co. ("NPL"), New England Utility Constructors, Inc. ("Neuco"), Linetec Services, LLC ("Linetec"), and Riggs Distler & Company, Inc. ("Riggs Distler"), and in Canada, primarily as NPL Canada Ltd. ("NPL Canada"). Utility infrastructure services activity is seasonal in many of Centuri's operating areas. Peak periods are the summer and fall months in colder climate areas, such as the northeastern and midwestern U.S. and in Canada. In warmer climate areas, such as the southwestern and southeastern U.S., utility infrastructure services activity continues year round.

MountainWest includes MountainWest Pipeline, LLC, along with its subsidiary, MountainWest Overthrust Pipeline, LLC, and an equity interest in White River Hub, LLC, which is not consolidated, along with non-regulated businesses providing analytical and measurement services, and natural gas gathering.

On May 6, 2022, the Company entered into a Cooperation Agreement (the "Cooperation Agreement") with Carl C. Icahn and the persons and entities referenced therein (collectively, the "Icahn Group"). In accordance with the Cooperation Agreement, among other things, John P. Hester, then President and Chief Executive Officer of the Company and Southwest, retired from his positions with the Company and Southwest and resigned from the Board. Karen S. Haller, the Company's former Executive Vice President/Chief Legal and Administrative Officer, was appointed President and Chief Executive Officer of the Company and Chief Executive Officer of Southwest, and was appointed as a member of the Board effective immediately following the completion of the Company's 2022 annual meeting of stockholders. Justin L. Brown, formerly Southwest's Senior Vice President/General Counsel, was appointed as President of Southwest.

In addition, pursuant to the Cooperation Agreement, as modified by a letter agreement, dated as of August 3, 2022 (the "Letter Agreement" and together with the Cooperation Agreement, the "Initial Cooperation Agreement") by and between the Company and the Icahn Group, the Icahn Group has the ability to designate up to four directors to the Board (collectively, the "Icahn Designees"), subject to certain ownership thresholds. As of the date of this Annual Report on 10-K, the Icahn Designees are Andrew W. Evans, Henry P. Linginfelter, Ruby Sharma, and Andrew J. Teno.

The Initial Cooperation Agreement required the Board to expand the Strategic Transactions Committee from three directors to six directors, comprised of the existing members of the Strategic Transactions Committee in addition to the three Initial Icahn Designees. As long as the Icahn Group has the ability to designate at least three members of the Board, three of such individuals are to be included on the Strategic Transactions Committee. If the Icahn Group may only designate two members of the Board, then both would serve on the Strategic Transactions Committee.

On May 9, 2022, the Company also entered into Amendment No. 1 to the Rights Agreement dated October 10, 2021 (the "Original Rights Agreement" and as amended, the "Amended Rights Agreement"), to increase the triggering percentage from 10% to 24.9% pursuant to the terms of the Initial Cooperation Agreement and permit the subsequent consummation of the Offer. The Amended Rights Agreement expired on October 9, 2022. The Company filed a Certificate of Elimination with the Secretary of State of the State of Delaware on January 13, 2023, eliminating from the Company's Certificate of Incorporation the Certificate of Designation of Series A Junior Participating Preferred Stock filed on October 10, 2022, and the associated Preferred Stock Purchase Rights were deregistered by the SEC and delisted by the New York Stock Exchange on the same day.

An earlier civil suit (initiated in November 2021) by Icahn entities against the Company and certain directors and officers of the Company was subject to a stipulation of dismissal as part of the Initial Cooperation Agreement, which also provided for the reimbursement by the Company of certain out-of-pocket third-party expenses, including certain legal fees, incurred by the Icahn Group.

On October 24, 2022, the Company and the Icahn Group entered into an Amended and Restated Cooperation Agreement (the "Amended Cooperation Agreement"), which amended, restated, superseded, and replaced in its entirety the Initial Cooperation Agreement. Among other things, the Amended Cooperation Agreement provides for the nomination of the Icahn Designees for election at the Company's 2023 annual meeting of stockholders (the "2023 Annual Meeting"), the extension of the standstill restrictions on the Icahn Group through the 2023 Annual Meeting or the Company's 2024 annual meeting of stockholders, subject to certain restrictions and exceptions, and subject to certain ownership thresholds by the Icahn Group and the approval by the Strategic Transactions Committee, certain aspects of the corporate structure and conduct of the first annual meeting of any independent, publicly traded company resulting from a separation of the Company's businesses.

Basis of Presentation. The Company follows accounting principles generally accepted in the United States ("U.S. GAAP") in accounting for all of its businesses. Unless specified otherwise, all amounts are in U.S. dollars. Accounting for regulated operations conforms with U.S. GAAP as applied to rate-regulated companies and as prescribed by federal agencies and commissions of the various states in which the rate-regulated companies operate. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation. The accompanying financial statements (as of and for the periods presented) are presented on a consolidated basis for Southwest Gas Holdings, Inc. and all subsidiaries and Southwest Gas Corporation and all subsidiaries (except those accounted for using the equity method as discussed below). All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Centuri in accordance with accounting treatment for rate-regulated entities.

Centuri, through its subsidiaries, holds a 50% interest in W.S. Nicholls Western Construction Ltd. ("Western"), a Canadian infrastructure services company that is a variable interest entity. Centuri determined that it is not the primary beneficiary of the entity due to a shared-power structure; therefore, Centuri does not consolidate the entity and has recorded its investment, and results related thereto, using the equity method. The investment in Western, related earnings, and dividends received from Western in 2022 and 2021 were not significant. Centuri's maximum exposure to loss as a result of its involvement with Western was estimated at $11.4 million as of December 31, 2022.

MountainWest, through its subsidiaries, holds a 50% noncontrolling interest in MountainWest White River Hub, LLC, a FERC-regulated transporter of natural gas with facilities that connect with six interstate pipeline systems and a major processing plant in Colorado. As noted above, MountainWest does not consolidate the entity and has recorded its investment using the equity method. The investment in White River Hub is approximately $25 million as of December 31, 2022 and the related proportional earnings and dividends in 2022 were not significant to the Company.

Fair Value Measurements. Certain assets and liabilities are reported at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to fair values derived from unobservable inputs (Level 3 measurements). Financial assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3 – unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company primarily used quoted market prices and other observable market pricing information (exclusive of any purchase accounting adjustments) in valuing cash and cash equivalents, long-term debt outstanding, and assets of the qualified pension plan and the postretirement benefits other than pensions required to be recorded and/or disclosed at fair value. The Company uses prices and inputs that are current as of the measurement date, and recognizes transfers between levels at either the actual date of an event or a change in circumstance that caused the transfer.

Net Regulated Operations Plant. Net regulated operations plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus any unamortized balance of acquisition adjustments. Original cost generally includes contracted services, material, payroll, and related costs such as taxes and certain benefits, general and administrative expenses, and an allowance for funds used during construction, less contributions in aid of construction. Aligned with regulatory treatment, when plant is retired, the cost of such plant, net of any salvage value, is charged to accumulated depreciation. See also *Depreciation and Amortization* below.

Other Property and Investments. Other property and investments on Southwest's and the Company's Consolidated Balance Sheets includes:

	December 31,	
(Thousands of dollars)	2022	2021
Net cash surrender value of COLI policies	$ 136,245	$ 149,947
Other property	33,152	3,146
Total Southwest Gas Corporation	169,397	153,093
Non-regulated property, equipment, and intangibles	1,677,218	1,616,392
Non-regulated accumulated provision for depreciation and amortization	(596,518)	(512,343)
Other property and investments	31,075	59,337
Total Southwest Gas Holdings, Inc.	$1,281,172	$1,316,479

Included in the table above are the net cash surrender values of company-owned life insurance ("COLI") policies. These life insurance policies on members of management and other key employees are used by Southwest to indemnify itself against the loss of talent, expertise, and knowledge, as well as to provide indirect funding for certain nonqualified benefit plans. The term non-regulated in regard to assets and related balances in the table above is in reference to the non-rate regulated operations of Centuri, and to a more limited extent, MountainWest as of year-end 2021. MountainWest is not reflected in the table above as of December 31, 2022, since the balance has been reclassified as held for sale on the Company's Consolidated Balance sheet as of that date. See **Note 15 – Acquisitions and Dispositions** for additional information.

Intangible Assets. Intangible assets (other than goodwill) are amortized using the straight-line method to reflect the pattern of economic benefits consumed over the estimated periods benefited. The recoverability of intangible assets is evaluated when events or circumstances indicate that a revision of estimated useful lives is warranted or that an intangible asset may be impaired. These intangible assets are included in Other property and investments on the Company's Consolidated Balance Sheets. Centuri's intangible assets (other than goodwill) have finite lives and are associated with businesses previously acquired. The balances at December 31, 2022 and 2021, respectively, were as follows:

	December 31, 2022		
(Thousands of dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$391,758	$(63,509)	$328,249
Trade names and trademarks	79,277	(12,278)	66,999
Total	$471,035	$(75,787)	$395,248

	December 31, 2021		
Customer relationships	$393,834	$(42,886)	$350,948
Trade names and trademarks	79,650	(7,093)	72,557
Customer contracts backlog	4,500	(1,500)	3,000
Total	$477,984	$(51,479)	$426,505

Amortization expense for the acquired intangible assets listed above for the years ended December 31, 2022, 2021, and 2020 was $29.8 million, $17.3 million, and $10.8 million, respectively. The weighted-average amortization periods for customer relationships, trade names and trademarks, and customer contracts backlog are 19 years, 15 years, and 1 year, respectively.

The estimated future amortization of the intangible assets for the next five years and thereafter is as follows:

(Thousands of dollars)	
2023	$ 26,690
2024	26,690
2025	26,678
2026	26,455
2027	26,088
Thereafter	262,647
Total	$395,248

See **Note 2 – Regulated Operations Plant and Leases** for additional information regarding natural gas distribution intangible assets.

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with original maturities of three months or less. Such investments are carried at cost, which approximates market value. Cash and cash equivalents of the Company include $30 million of money market fund investments at December 31, 2022, and $20 million at December 31, 2021. The money market fund investments for Southwest were $17.6 million at December 31, 2022 and insignificant at December 31, 2021. These investments fall within Level 2 of the fair value hierarchy, due to the asset valuation methods used by money market funds.

Noncash investing activities for the Company and Southwest include capital expenditures that were not yet paid as of year end, thereby remaining in accounts payable, the amounts related to which increased by approximately $23.4 million and $19.7 million, for the Company and Southwest, respectively during the year ended December 31, 2022, and $15.5 million and $13.9 million, for the Company and Southwest, respectively, during the year ended December 31, 2021. Additionally for Southwest, noncash investing activities include customer advances applied as contributions toward utility construction activity, such amounts were not significant for the periods presented herein. Also, see **Note 2 – Regulated Operations Plant and Leases** for information related to right-of-use ("ROU") assets obtained in exchange for lease liabilities, which are noncash investing and financing activities. ROU assets and lease liabilities are also subject to noncash impacts as a result of other factors, such as lease terminations and modifications.

Income Taxes. The asset and liability method of accounting is utilized for the recognition of income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. For regulatory and financial reporting purposes, investment tax credits ("ITC") related to gas utility operations are deferred and amortized over the life of related fixed assets. As of December 31, 2022, the Company had cumulative book earnings of approximately $79 million in its foreign jurisdiction. Management previously asserted and continues to assert that all the earnings of Centuri's Canadian subsidiaries will be permanently reinvested in Canada. As a result, no U.S. deferred income taxes have been recorded related to cumulative foreign earnings.

The Financial Accounting Standards Board (the "FASB") issued guidance to allow an accounting policy election of either (i) treating taxes attributable to future taxable income related to Global Intangible Low-Taxed Income ("GILTI") as a current period expense when incurred or (ii) recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years. The Company has elected to treat GILTI as a current period cost when incurred and has considered the estimated 2022 GILTI impact to its 2022 tax expense, which was immaterial.

Deferred Purchased Gas Costs. The various regulatory commissions have established procedures to enable the rate-regulated companies to adjust billing rates for changes in the cost of natural gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.

Prepaid and other current assets. Prepaid and other current assets for Southwest and the Company include, among other things, accrued purchased gas costs of $207 million in 2022 and $52 million in 2021. Additionally, Southwest had gas pipe materials and operating supplies of $77.3 million in 2022 and $62.9 million in 2021 (carried at weighted average cost). MountainWest's materials and supplies were immaterial in the 2021 period in which they were included in the balance of Prepaid and other current assets in regard to the Company.

Held for sale. The Company and Southwest recognize the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions to sell the disposal group have been initiated, (iv) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company and Southwest initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing. Upon designation as held for sale, the Company and Southwest stop recording depreciation expense and assess the fair value of the disposal group less any costs to sell at each reporting period, until it is no longer classified as held for sale. See **Note 15 – Acquisitions and Dispositions** for information related to the MountainWest assets and liabilities held for sale.

The Company and Southwest had earlier classified certain assets associated with its previous corporate headquarters as held for sale. The sale was not completed and management determined that the assets no longer meet the criteria to be classified as held for sale. As a result, the Company and Southwest reclassified approximately $27 million from Prepaid and other current assets to Other property and investments on their respective Consolidated Balance Sheets during the fourth quarter of 2022. Southwest also received an updated appraisal on these assets, and as a result, recorded a loss of $2.9 million in the fourth quarter of 2022.

Goodwill. As required by U.S. GAAP, goodwill is assessed for impairment annually, or more frequently, if circumstances indicate impairment to the carrying value of goodwill may have occurred. The goodwill impairment analysis was conducted as of October 1st using a qualitative assessment, as permitted by U.S. GAAP. Management of the Company and Southwest considered its reporting units and segments, determining that they remained consistent between periods presented below, and that no change was necessary with regard to the level at which goodwill is assessed for impairment. The acquisition of MountainWest resulted in a new reportable segment, which was assessed for impairment beginning in 2022, and upon being classified as held for sale, an impairment was recognized, as outlined below. The Company and Southwest determined that it is not more likely than not that the fair values of the Centuri and Southwest reporting units were less than their carrying amounts in either 2022 or 2021, and therefore, no impairment was recorded in either year in regard to these entities.

In regard to MountainWest, and the agreement to sell the equity interests to Williams, which was undertaken to simplify the Company's business overall and ultimately position it as a pure-play local distribution company, management considered the expected proceeds, which were below the carrying value of the equity interests at that time; as such, a loss was recognized, recorded primarily as a goodwill impairment of $449.6 million in the fourth quarter of 2022. See **Note 15 – Acquisitions and Dispositions** for additional information. Additional losses are possible through the post-closing process for MountainWest, as customary final adjustments are made. There can also be no assurances that future assessments of remaining goodwill on the Company's and Southwest's balance sheets will not result in an impairment; various factors, including the planned spin-off of Centuri, or changes in economic conditions, governmental monetary policies, interest rates, or others, on their own or in combination, could result in the fair value of the related reporting units being lower than their carrying value.

Goodwill in the Natural Gas Distribution and Utility Infrastructure Services segments is included in their respective Consolidated Balance Sheets as follows:

(Thousands of dollars)	Natural Gas Distribution	Utility Infrastructure Services	Total Company
Balance, December 31, 2020	$10,095	$335,089	$345,184
Additional goodwill from Riggs Distler acquisition	—	449,501	449,501
Foreign currency translation adjustment	—	468	468
Balance, December 31, 2021	10,095	785,058	$795,153
Additional goodwill from Graham County acquisition	1,060	—	1,060
Measurement-period adjustments from Riggs Distler acquisition	—	(1,924)	(1,924)
Foreign currency translation adjustment	—	(7,039)	(7,039)
Balance, December 31, 2022	$11,155	$776,095	$787,250

Goodwill related to the pipeline and storage segment, which as of December 31, 2021 was $986.2 million, is not reflected in the above table as the balance has been reclassified as held for sale on the Company's Consolidated Balance sheet as of December 31, 2022. See **Note 15 – Acquisitions and Dispositions** for additional information.

Other Current Liabilities. Management recognizes in its balance sheets various liabilities that are expected to be settled through future cash payment within the next twelve months, including certain regulatory mechanisms (refer to **Note 5 – Regulatory Assets and Liabilities**), customary accrued expenses for employee compensation and benefits, declared but unpaid dividends, and miscellaneous other accrued liabilities. Other current liabilities for the Company include $41.6 million and $36 million of dividends declared as of December 31, 2022 and 2021, respectively.

Accumulated Removal Costs. Approved regulatory practices allow Southwest to include in depreciation expense a component intended to recover removal costs associated with regulated operations plant retirements. In accordance with the Securities and Exchange Commission ("SEC") position on presentation of these amounts, management reclassifies estimated removal costs from Accumulated depreciation to Accumulated removal costs within the liabilities section of the Consolidated Balance Sheets. Management regularly updates the estimated accumulated removal costs as amounts fluctuate between periods depending on the level of replacement work performed (and actual cost experience) compared to the estimated cost of removal in rates.

Gas Operating Revenues. Southwest recognizes revenue when it satisfies its performance by transferring gas to the customer. Natural gas is delivered and "consumed" by the customer simultaneously. Revenues are recorded when customers are billed. Customer billings are substantially based on monthly meter reads and include certain other charges assessed monthly, and are calculated in accordance with applicable tariffs and state and local laws, regulations, and related agreements. An estimate of the margin associated with natural gas service provided, but not yet billed, to residential and commercial customers from the latest meter read date to the end of the reporting period is also recognized as accrued utility revenue. Revenues also include the net impacts of margin tracker/decoupling accruals based on criteria in U.S. GAAP for rate-regulated entities associated with alternative revenue programs. All of Southwest's service territories have decoupled rate structures, which are designed to eliminate the direct link between volumetric sales and revenue, thereby mitigating the impacts of unusual weather variability and conservation on margin. See **Note 3 – Revenue** for additional information and also a description of MountainWest's revenues.

Utility Infrastructure Services Revenues. The majority of Centuri contracts are performed under unit-price contracts. Generally, these contracts state prices per unit of installation. Typical installations are accomplished in a few weeks or less. Revenues are recorded as installations are completed. Revenues are recorded for long-term fixed-price contracts in a pattern that reflects the transfer of control of promised goods and services to the customer over time. The amount of revenue recognized on fixed-price contracts is based on costs expended to date relative to anticipated final contract costs. Changes in job performance, job conditions, and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts. Revisions in estimates of costs and earnings during the course of work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements. Some unit-price contracts contain caps that if encroached, trigger revenue and loss recognition similar to a fixed-price contract model. See **Note 3 – Revenue**.

Intercompany Transactions. Centuri recognizes revenues generated from contracts with Southwest (see **Note 13 – Segment Information**). The accounts receivable balance, revenues, and associated profits are included in the consolidated financial statements of the Company and Southwest and are not eliminated during consolidation in accordance with accounting treatment for rate-regulated entities.

Utility Infrastructure Services Expenses. Centuri's utility infrastructure services expenses in the Consolidated Statements of Income includes payroll expenses, office and equipment rental costs, subcontractor expenses, training, job-related materials, gains and losses on equipment sales, and professional fees.

Net Cost of Gas Sold. Components of net cost of gas sold include natural gas commodity costs (fixed-price and variable-rate), pipeline capacity/transportation costs, and any actual settled costs of natural gas derivative instruments, where relevant. Also included are the net impacts of PGA deferrals and recoveries, which by their inclusion, result in net cost of gas sold overall that is comparable to amounts included in billed gas operating revenues. Differences between amounts incurred with suppliers, transmission pipelines, etc. and amounts already included in customer rates, are temporarily deferred in PGA accounts pending inclusion in customer rates.

Operations and Maintenance Expense. Operations and maintenance expense includes Southwest's operating and maintenance costs associated with serving utility customers and maintaining its distribution and transmission systems, uncollectible customer accounts expense, administrative and general salaries and expense, employee benefits expense excluding relevant non-service cost components, legal expense (including injuries and damages), professional and other external contracted services, and other business expenses. Also included are similar costs for MountainWest.

Depreciation and Amortization. Regulated operations plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which compensate for removal costs (net of salvage value), and retirements, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. See also discussion regarding *Accumulated Removal Costs* above. Other regulatory assets, including acquisition adjustments, are amortized when appropriate, over time periods authorized by regulators. Non-regulated operations, including utility infrastructure services-related property and equipment, are depreciated on a straight-line method based on the estimated useful lives of the related assets. Costs and gains related to refunding regulated operations debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues and become a component of interest expense.

Allowance for Funds Used During Construction ("AFUDC"). AFUDC represents the cost of both debt and equity funds used to finance regulated operations plant construction. AFUDC is capitalized as part of the cost of regulated operations plant. The debt portion of AFUDC is reported in the Company's and Southwest's Consolidated Statements of Income as an offset to Net interest deductions and the equity portion is reported as Other income. Regulated operations plant construction costs, including AFUDC, are recoverable as part of authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted. AFUDC, disaggregated by type, included in the Company's and Southwest's Consolidated Statements of Income are presented in the table below:

(Thousands of dollars)	2022	2021	2020
AFUDC:			
Debt portion	$3,535	$1,046	$3,202
Equity portion	—	—	4,724
AFUDC capitalized as part of regulated operations plant	$3,535	$1,046	$7,926
AFUDC rate	2.64%	0.96%	5.51%

AFUDC related to MountainWest includes $86,000 of debt and $465,000 of equity during the year ended December 31, 2022, which is not reflected in the table above. Debt and equity AFUDC at Southwest were impacted in 2022 and 2021 by the amount of short-term debt outstanding based on the regulatory formula for each component.

Other Income (Deductions). The following table provides the composition of significant items included in Other income (deductions) on the Consolidated Statements of Income:

(Thousands of dollars)	2022	2021	2020
Southwest Gas Corporation:			
Change in COLI policies	$ (5,400)	$ 8,800	$ 9,200
Interest income	16,183	5,113	4,015
Equity AFUDC	—	—	4,724
Other components of net periodic benefit cost	(751)	(14,021)	(20,022)
Miscellaneous income and (expense)	(16,916)	(4,451)	(4,507)
Southwest Gas Corporation – total other income (deductions)	(6,884)	(4,559)	(6,590)
Centuri, MountainWest, and Southwest Gas Holdings, Inc.:			
Foreign transaction gain (loss)	977	(22)	(16)
Equity AFUDC	465	—	—
Equity in earnings of unconsolidated investments	2,629	226	80
Miscellaneous income and (expense)	(3,113)	863	(271)
Corporate and administrative	(263)	$ (7)	$ 8
Southwest Gas Holdings, Inc. – total other income (deductions)	$ (6,189)	$ (3,499)	$ (6,789)

Included in the table above is the change in COLI policies (including net death benefits recognized, where relevant). Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, changes in the cash surrender value components of COLI policies, as they progress towards the ultimate death benefits, are also recorded without tax consequences. Miscellaneous income and (expense) in 2022 includes the reduction in value of Southwest's previous corporate campus property.

Derivatives. In managing its natural gas supply portfolios, Southwest has historically entered into fixed- and variable-price contracts, which qualify as derivatives. The fixed-price contracts, firm commitments to purchase a fixed amount of gas in the future at a fixed price, qualify for the normal purchases and normal sales exception that is allowed for contracts that are probable of delivery in the normal course of business, and are exempt from fair value reporting. The variable-price contracts qualify as derivative instruments; however, because the contract price is the prevailing price at the future transaction date, no fair value adjustment is required. Southwest does not utilize derivative financial instruments for speculative purposes, nor does it have trading operations.

Foreign Currency Translation and Transactions. Foreign currency-denominated assets and liabilities of consolidated subsidiaries are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive income within stockholders' equity. Results of operations of foreign subsidiaries are translated using the monthly weighted-average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in Other income and (expenses) of the Company. Gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are reported in Other comprehensive income, if applicable.

Earnings (Loss) Per Share. Basic earnings (loss) per share ("EPS") in each period of this report were calculated by dividing net income (loss) attributable to Southwest Gas Holdings, Inc. by the weighted-average number of shares during those periods. Diluted EPS includes additional weighted-average common stock equivalents (performance shares and restricted stock units), if dilutive. Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the denominator used in Basic and Diluted EPS calculations is shown in the following table:

(In thousands)	2022	2021	2020
Weighted average basic shares	65,558	59,145	55,998
Effect of dilutive securities:			
Restricted stock units[1][2]	—	114	78
Weighted average diluted shares	65,558	59,259	56,076

[1] The number of anti-dilutive restricted stock units for 2022 excluded from the calculation of diluted shares is 157,000.
[2] The number of securities granted for 2022, 2021, and 2020 includes 144,000, 104,000, and 69,000 performance shares, respectively, the total of which was derived by assuming that target performance will be achieved during the relevant performance period.

Recent Accounting Standards Updates.

Accounting pronouncements effective or adopted in 2022:

In March 2020, the FASB issued Accounting Standards Update ("ASU") 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The update provides optional guidance for a limited time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting, including when modifying a contract (during the eligibility period covered by the update to the topic) to replace a reference rate affected by reference rate reform. The update applies only to contracts and hedging relationships that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. The guidance was eligible to be applied upon issuance on

March 12, 2020, and can generally be applied through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848." The update provides deferral of the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. Management will continue to monitor the impacts this update might have on the Company's and Southwest's consolidated financial statements and disclosures, and will reflect such appropriately, in the event that the optional guidance is elected. See also LIBOR discussion in **Note 8 – Debt**.

In August 2020, the FASB issued ASU 2020-06 "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity." The update, amongst other amendments, improves the guidance related to the disclosures and earnings per share for convertible instruments and contracts in an entity's own equity. The Company and Southwest adopted the update in the first quarter of 2022, the impact of which was not material to the consolidated financial statements of the Company or Southwest.

There are no other recently issued accounting standards updates that are expected to be adopted or material to Southwest or the Company effective in 2023 or thereafter.

Subsequent Events. Management monitors events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate. See **Note 1 – Background, Organization, and Summary of Significant Accounting Policies, Note 8 – Debt,** and **Note 15 – Acquisitions and Dispositions**.

Note 2 – Regulated Operations Plant and Leases

Net Regulated Operations Plant

Major classes of regulated operations plant and their respective balances as of December 31, 2022 and 2021 were as follows:

	December 31,		
(Thousands of dollars)	**2022**	2021	2021
	Southwest Gas Holdings Inc.*		Southwest Gas Corporation
Gas plant:			
Storage	$ **104,218**	$ 437,793	$ 103,874
Transmission	**399,357**	1,917,529	397,590
Distribution	**8,039,793**	7,506,489	7,506,489
General	**505,109**	530,346	496,643
Software and software-related intangibles	**389,496**	380,372	380,372
Other	**15,934**	17,161	16,607
	9,453,907	10,789,690	8,901,575
Less: accumulated depreciation and amortization	**(2,674,157)**	(3,397,736)	(2,538,508)
Construction work in progress	**244,750**	202,068	183,485
Net regulated operations plant	**$ 7,024,500**	$ 7,594,022	$ 6,546,552

* Southwest Gas Holdings, Inc. included the regulated operations plant associated with MountainWest only as of December 31, 2021, given that the MountainWest disposal group was deemed held for sale as of December 31, 2022. Therefore, the balances in the table above for Southwest Gas Holdings, Inc. are the same as for Southwest Gas Corporation as of December 31, 2022.

Regulated operations plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which are intended to compensate for removal costs (net of salvage value), and retirements, based on the processes of regulatory proceedings and related regulatory commission approvals and/or mandates. In 2022, 2021, and 2020, annual regulated operations depreciation and amortization expense in regard to Southwest averaged 2.7% of the original cost of depreciable and amortizable property. Transmission and distribution plant are associated with the core natural gas delivery infrastructure, and combined, constitute the majority of gas plant. Annual regulated operations depreciation expense for Southwest averaged approximately 2.2% of the original cost of depreciable transmission and distribution plant during the period 2020 through 2022.

Depreciation and amortization expense on gas plant, including intangibles, was as follows:

(Thousands of dollars)	**2022**	2021	2020
Depreciation and amortization expense	**$243,857**	$230,245	$215,636

Included in the figures above is amortization of regulated operations intangibles of $21 million, $17.7 million, and $13.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. The amounts above exclude regulatory asset and liability amortization.

Leases

Determinations are made as to whether an arrangement is a lease at inception. ROU assets represent the right to use an underlying asset for the lease term; lease liabilities represent obligations to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When leases do not provide an implicit interest rate, an incremental borrowing rate based on information available at commencement is used in determining the present value of lease payments; an implicit rate, if readily determinable, is used. Lease terms utilized in the computations may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. When lease agreements include non-lease components, they are included with the lease component and accounted for as a single component, for all asset classes. Southwest and MountainWest have no significant operating, finance, or short-term leases.

Centuri has operating and finance leases for corporate and field offices, construction equipment, and transportation vehicles. Centuri is currently not a lessor in any significant lease arrangements. Centuri's leases have remaining lease terms of up to 16 years. Some of these include options to extend the leases, generally for optional terms of up to 5 years, and some include options to terminate the leases within 1 year. Centuri's equipment leases may include variable payment terms in addition to the fixed lease payments if machinery is used in excess of the standard work periods. These variable payments are not probable of occurring under the current operating environment and have not been included in consideration of lease payments. During 2021, the presentation of short-term lease cost changed to include all short-term costs associated with leases with a term of less than one month as compared to the historical presentation of only including short-term lease costs for leases with a duration of over one month and less than one year. The lease costs associated with leases with terms of less than one month were $66.4 million for the year ended December 31, 2020. Due to the seasonality of Centuri's business, expense for short-term leases will fluctuate throughout the year with higher expense incurred during the warmer months. Short-term leases were not recorded on the balance sheet as permitted under the provisions of Accounting Standards Codification ("ASC") Topic 842. As of December 31, 2022, Centuri had no executed lease agreements that had not yet commenced.

The components of lease expense for Centuri were as follows:

(Thousands of dollars)	2022	2021	2020
Operating lease cost	$ 17,881	$ 15,279	$14,294
Finance lease cost:			
Amortization of ROU assets	7,702	2,138	140
Interest on lease liabilities	1,520	278	37
Total finance lease cost	9,222	2,416	177
Short-term lease cost	120,339	103,800	19,806
Total lease cost	$147,442	$121,495	$34,277

Supplemental cash flow information related to Centuri leases for the years ended December 31, 2022, 2021, and 2020 was as follows:

(Thousands of dollars)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$16,725	$14,669	$12,889
Operating cash flows from finance leases	1,520	278	36
Financing cash flows from finance leases	11,985	3,547	199
ROU assets obtained in exchange for lease obligations:			
Operating leases	$22,653	$11,597	$19,372
Finance leases	28,861	3,332	361

Supplemental information related to Centuri leases, including location in the Consolidated Balance Sheets, is as follows:

	December 31,	
(Thousands of dollars)	2022	2021
Operating leases:		
Other property and investments	$85,270	$80,638
Other current liabilities	$13,863	$12,185
Other deferred credits and other long-term liabilities	77,119	72,930
Total operating lease liabilities	$90,982	$85,115
Finance leases:		
Other property and investments	$51,313	$30,705
Other current liabilities	$12,028	$ 8,858
Other deferred credits and other long-term liabilities	34,238	20,585
Total finance lease liabilities	$46,266	$29,443
Weighted average remaining lease term (in years)		
Operating leases	6.66	7.57
Finance leases	4.33	3.92
Weighted average discount rate		
Operating leases	4.06%	3.95%
Finance leases	3.95%	2.58%

The following is a schedule of maturities of Centuri lease liabilities as of December 31, 2022:

(Thousands of dollars)	Operating Leases	Finance Leases
2023	$ 17,392	$13,657
2024	15,267	12,225
2025	12,595	9,852
2026	10,646	7,263
2027	10,146	5,311
Thereafter	43,078	2,374
Total lease payments	109,124	50,682
Less imputed interest	18,142	4,416
Total	$ 90,982	$46,266

Note 3 – Revenue

The following information about the Company's revenues is presented by segment. Southwest encompasses the natural gas distribution segment, Centuri encompasses the utility infrastructure services segment, and MountainWest, prior to its sale in February 2023, encompassed the pipeline and storage segment.

Natural Gas Distribution Segment:

Southwest recognizes revenue when it satisfies its performance by transferring gas to the customer. Revenues also include the net impacts of margin tracker/decoupling accruals based on criteria in U.S. GAAP for rate-regulated entities associated with alternative revenue programs. Revenues from customer arrangements and from alternative revenue programs are described below.

Southwest acts as an agent for state and local taxing authorities in the collection and remittance of a variety of taxes, including sales and use taxes and surcharges. These taxes are not included in Regulated operations revenues. Management uses the net classification method to report taxes collected from customers to be remitted to governmental authorities.

Southwest generally offers two types of services to its customers: tariff sales and transportation–only service. Tariff sales encompass sales to many types of customers (primarily residential) under various rate schedules, subject to cost-of-service ratemaking, which is based on the rate-regulation of state commissions and the FERC. Southwest provides both the commodity and the related distribution service to nearly all of its approximate 2.2 million customers, and only several hundred customers (who are eligible to secure their own gas) subscribe to transportation-only service. Natural gas is delivered and consumed by the customer simultaneously. The provision of service is represented by the turn of the meter dial and is the primary representation of the satisfaction of performance obligations of Southwest. The amount billable via regulated rates (both volumetric and fixed monthly rates as part of rate design) corresponds to the value to the customer, and management believes that the amount billable (amount Southwest has the right to invoice) is appropriate to utilize for purposes of recognizing revenue. Estimated amounts remaining unbilled since the last meter read date are restricted from being billed due only to the passage of time and therefore are also recognized for service provided through the balance sheet date. While natural gas service is typically recurring, there is generally not a contract term for utility service. Therefore, the contract term is not generally viewed to extend beyond the service provided to date, and customers can generally terminate service at will.

Transportation-only service is also governed by tariff rate provisions. Transportation-only service is generally only available to very large customers under requirements of Southwest's various tariffs. With this service, customers secure their own gas supply and Southwest provides transportation services to move the customer-supplied gas to the intended location. Southwest concluded that transportation/transmission service is suitable to an "over time" recognition model. Rate structures under Southwest's regulation for transportation customers include a combination of volumetric charges and monthly "fixed" charges (including charges commonly referred to as capacity charges, demand charges, or reservation charges) as part of the rate design of regulated jurisdictions. These types of fixed charges represent a separate performance obligation associated with standing ready over the period of the month to deliver quantities of gas, regardless of whether the customer takes delivery of any quantity of gas. The performance obligations under these circumstances are satisfied over the course of the month under an output measure of progress based on time, which correlates to the period for which the charges are eligible to be invoiced.

Under its regulation, Southwest enters into negotiated rate contracts for those customers located in proximity to another pipeline, which pose a threat of bypassing its distribution system. Southwest may also enter into similar contracts for customers otherwise able to satisfy their energy needs by means of alternative fuel to natural gas. Less than two dozen customers are party to contracts with rate components subject to negotiation. Many rate provisions and terms of service for these less common types of contracts are also subject to regulatory oversight and tariff provisions. The performance obligations for these customers are satisfied similarly to those for other customers by means of transporting/delivering natural gas to the customer. Many or most of the rate components, and structures, for these types of customers are the same as those for similar customers without negotiated rate components; and the negotiated rates are within the parameters of the tariff guidelines. Furthermore, while some of these contracts include contract periods extending over time, including multiple years, as amounts billable under the contract are based on rates in effect for the customer for service provided to date, no significant financing component is deemed to exist.

As indicated above, revenues also include the net impacts of margin tracker/decoupling accruals. All of Southwest's service territories have decoupled rate structures (also referred to as alternative revenue programs) that are designed to eliminate the direct link between volumetric sales and revenue, thereby mitigating the impacts of unusual weather variability and conservation on margin. The primary alternative revenue programs involve permissible adjustments for differences between stated tariff benchmarks and amounts billed through revenue from contracts with customers via existing rates. Such adjustments are recognized monthly in revenue and in the associated regulatory asset/liability accounts in advance of rate adjustments intended to collect or return amounts recognized. Revenues recognized for the adjustment to the benchmarks noted are required to be presented separately from revenues from contracts with customers, and as such, are provided below and identified as related to alternative revenue programs (which excludes recoveries from customers).

Southwest's operating revenues included on the Consolidated Statements of Income of both the Company and Southwest include revenue from contracts with customers, which is shown below disaggregated by customer type, in addition to other categories of revenue:

	December 31,		
(Thousands of dollars)	2022	2021	2020
Residential	$1,324,794	$1,035,612	$ 958,520
Small commercial	378,520	270,214	221,541
Large commercial	85,234	57,371	44,633
Industrial/other	50,894	42,313	26,242
Transportation	100,642	92,240	88,215
Revenue from contracts with customers	1,940,084	1,497,750	1,339,151
Alternative revenue program revenues (deferrals)	(18,478)	13,181	12,140
Other revenues[a]	13,463	10,859	(706)
Total Regulated operations revenues	$1,935,069	$1,521,790	$1,350,585

[a] Amounts include late fees and other miscellaneous revenues, and may also include the impact of certain regulatory mechanisms, such as cost-of-service components in current customer rates that are expected to be returned to customers in future periods. Also includes the impacts of a temporary pandemic-period moratorium on late fees and disconnection for nonpayment during the majority of 2020 and part of 2021; 2020 also includes amounts related to tax reform savings reserves/adjustments.

Utility Infrastructure Services Segment:

The majority of Centuri contracts are performed under unit-price contracts. Generally, these contracts state prices per unit of installation. Typical installations are accomplished in a few weeks or less. Revenues are recorded as installations are completed. Revenues are recorded for long-term fixed-price contracts in a pattern that reflects the transfer of control of promised goods and services to the customer over time. The amount of revenue recognized on fixed-price contracts is based on costs expended to date relative to anticipated final contract costs (a method of recognition based on inputs). Some unit-price contracts contain caps that if encroached, trigger revenue and loss recognition similar to a fixed-price contract model.

Centuri is required to collect taxes imposed by various governmental agencies on the work performed for its customers. These taxes are not included in Utility infrastructure services revenues. Management uses the net classification method to report taxes collected from customers to be remitted to governmental authorities.

Centuri derives revenue from the installation, replacement, repair, and maintenance of energy distribution systems. Centuri has operations in the U.S. and Canada. The primary focus of Centuri operations is replacement of natural gas distribution pipe and electric service lines, as well as new infrastructure installations. In addition, Centuri performs certain industrial construction activities for various customers and industries. Centuri has two types of agreements with its customers: master services agreements ("MSAs") and bid contracts. Most of Centuri's customers supply many of their own materials in order for Centuri to complete its work under the contracts.

An MSA identifies most of the terms describing each party's rights and obligations that will govern future work authorizations. An MSA is often effective for multiple years. A work authorization is issued by the customer to describe the location, timing, and any additional information necessary to complete the work for the customer. The combination of the MSA and the work authorization determines when a contract exists and revenue recognition may begin. Each work authorization is generally a single performance obligation as Centuri is performing a significant integration service.

A bid contract is typically a one-time agreement for a specific project that has all necessary terms defining each party's rights and obligations. Each bid contract is evaluated for revenue recognition individually. Control of assets created under bid contracts generally passes to the customer over time. Bid contracts often have a single performance obligation as Centuri is providing a significant integration service.

Centuri's MSA and bid contracts are characterized as either fixed-price contracts or unit-price contracts for revenue recognition purposes. The cost-to-cost input method is used to measure progress towards the satisfaction of a performance obligation for fixed-price contracts. Input methods result in the recognition of revenue based on the entity's expended effort toward satisfaction of the performance obligation relative to the total expected effort to satisfy it in full. For unit-price contracts, an output method is used to measure progress towards satisfaction of a performance obligation (based on the completion of each unit that is required under the contract).

Actual revenues and project costs can vary, sometimes substantially, from previous estimates due to changes in a variety of factors, including unforeseen circumstances. These factors, along with other risks inherent in performing fixed-price contracts may cause actual revenues and gross profit for a project to differ from previous estimates, and could result in reduced profitability or losses on projects. Changes in these factors may result in revisions to costs and earnings, the impacts for which are recognized in the period in which the changes are identified. Once identified, these types of conditions continue to be evaluated for each project throughout the project term, and ongoing revisions in management's estimates of contract value, cost, and profit are recognized as necessary in the period determined.

Centuri categorizes work performed under MSAs and bid contracts into three primary service types: gas construction, electrical construction, and other construction. Gas construction includes work involving previously existing gas pipelines and the installation of new pipelines or service lines. Electrical construction includes work involving installation and maintenance of transmission and distribution lines, including storm restoration services. Other construction includes all other work and can include industrial and water utility services.

Contracts can have compensation/consideration that is variable. For MSAs, variable consideration is evaluated at the customer level as the terms creating variability in pricing are included within the MSA and are not specific to a work authorization. For multi-year MSAs, variable consideration items are typically determined for each year of the contract and not for the full contract term. For bid contracts, variable consideration is evaluated at the individual contract level. The expected value method or most likely amount method is used based on the nature of the variable consideration. Types of variable consideration include liquidated damages, delay penalties, performance incentives, safety bonuses, payment discounts, and volume rebates. Centuri will typically estimate variable consideration and adjust financial information, as necessary.

Change orders involve the modification in scope, price, or both to the current contract, requiring approval by both parties. The existing terms of the contract continue to be accounted for under the current contract until such time as a change order is approved. Once approved, the change order is either treated as a separate contract or as part of the existing contract, as appropriate under the circumstances. When the scope is agreed upon in the change order but not the price, Centuri estimates the change to the transaction price.

The following tables display Centuri's revenue from contracts with customers disaggregated by service type and contract type:

	December 31,		
(Thousands of dollars)	**2022**	2021	2020
Service Types:			
Gas infrastructure services	**$1,531,818**	$1,302,340	$1,261,160
Electric power infrastructure services	**778,124**	525,202	411,826
Other	**450,385**	331,119	275,302
Total Utility infrastructure services revenues	**$2,760,327**	$2,158,661	$1,948,288

	December 31,		
(Thousands of dollars)	**2022**	2021	2020
Contract Types:			
Master services agreement	**$2,342,220**	$1,652,978	$1,490,009
Bid contract	**418,107**	505,683	458,279
Total Utility infrastructure services revenues	**$2,760,327**	$2,158,661	$1,948,288
Unit-price contracts	**$1,608,131**	$1,369,082	$1,356,640
Fixed-price contracts	**498,039**	267,742	157,701
Time and materials contracts	**654,157**	521,837	433,947
Total Utility infrastructure services revenues	**$2,760,327**	$2,158,661	$1,948,288

The following table provides information about contracts receivable and revenue earned on contracts in progress in excess of billings (contract assets), both of which are included within Accounts receivable, net of allowances, and provides information about amounts billed in excess of revenue earned on contracts (contract liabilities), which are included in Other current liabilities as of December 31, 2022 and 2021 on the Company's Consolidated Balance Sheets:

	December 31,	
(Thousands of dollars)	**2022**	2021
Contracts receivable, net	**$394,022**	$296,005
Revenue earned on contracts in progress in excess of billings	**238,059**	214,774
Amounts billed in excess of revenue earned on contracts	**35,769**	11,860

The revenue earned on contracts in progress in excess of billings (contract asset) primarily relates to Centuri's rights to consideration for work completed but not billed and/or approved at the reporting date. These contract assets are transferred to contracts receivable when the rights become unconditional. These contract assets are recoverable from Centuri's customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. In addition, many of Centuri's time and materials arrangements are billed in arrears pursuant to contract terms that are standard within the industry, resulting in contract assets and/or unbilled receivables being recorded, as revenue is recognized in advance of billings. Due to the lag in invoicing associated with contractual provisions (or other economic or market conditions that may impact a customer's business), Centuri's ability to bill and subsequently collect amounts due may be impacted. These changes may result in the need to record an estimated valuation allowance to adjust contract asset balances to their net realizable value.

The amounts billed in excess of revenue earned (contract liability) primarily relate to the advance consideration received from customers for which work has not yet been completed. The change in this contract liability balance from December 31, 2021 to December 31, 2022 was due to revenue recognized of approximately $11.9 million that was included in this balance as of January 1, 2022, after which time it became earned and the balance was reduced, in addition to increases due to amounts received, net of revenue recognized during the period related to contracts that commenced during the period.

For contracts that have an original duration of one year or less, Centuri does not consider/compute an interest component based on the time value of money. Further, because of the short duration of these contracts, the Company has not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or when the Company expects to recognize the revenue.

As of December 31, 2022, Centuri has 57 contracts with an original duration of more than one year. The aggregate amount of the transaction price allocated to the unsatisfied performance obligations of these contracts as of December 31, 2022 was $440.8 million. Centuri expects to recognize the remaining performance obligations over approximately the next two years; however, the timing of that recognition is largely within the control of the customer, including when the necessary equipment and materials required to complete the work will be provided by the customer.

Utility infrastructure services contracts receivable consists of the following:

	December 31,	
(Thousands of dollars)	2022	2021
Billed on completed contracts and contracts in progress	$395,771	$292,770
Other receivables	2,569	3,492
Contracts receivable, gross	398,340	296,262
Allowance for doubtful accounts	(4,318)	(257)
Contracts receivable, net	$394,022	$296,005

Pipeline and Storage Segment:

MountainWest derives revenue on the basis of services rendered, commodities delivered, or contracts settled and includes amounts yet to be billed to customers. MountainWest generates revenue and earnings from annual reservation payments under firm peaking storage and firm transportation contracts. Straight-fixed-variable rate designs are used to allow for recovery of substantially all fixed costs in demand or reservation charges, thereby reducing the earnings impact of volume changes on gas transportation and storage operations.

MountainWest receives upfront payment for certain storage services it provides to customers, which are considered to be contract liabilities. These payments are amortized to revenue over the term of the contract.

The primary types of sales and service activities reported as revenue from contracts with customers are FERC-regulated gas transportation and storage services, and to a lesser extent, natural gas liquid ("NGL") revenues consisting primarily of NGL processing services, and other revenue (consisting of natural gas sales, as well as services related to gathering and processing activities and miscellaneous service revenue).

Transportation and storage contracts are primarily stand-ready service contracts that include fixed reservation and variable usage fees. Fixed fees are recognized ratably over the life of the contract as the stand-ready performance obligations are satisfied, while variable usage fees are recognized when MountainWest has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the performance obligation completed to date. Substantially all of MountainWest's revenues are derived from performance obligations satisfied over time, rather than recognized at a single point in time. Payment for most sales and services varies by contract type, but is typically due within a month of billing.

MountainWest typically receives or retains NGLs and natural gas from customers when providing natural gas processing, transportation, or storage services. MountainWest records the fair value of NGLs received as service revenue recognized over time and recognizes revenue from the subsequent sale of the NGLs to customers upon delivery. MountainWest typically retains some natural gas under certain transportation service arrangements, intended to facilitate performance of the service and allow for natural losses that occur. As the intent of the retention amount is to enable fulfillment of the contract rather than to provide compensation for services, the fuel allowance is not included in revenue.

MountainWest Regulated operations revenues on the Consolidated Statements of Income of the Company include revenue from contracts with customers, which is shown below, disaggregated by categories of sales and service activities.

	December 31,
(Thousands of dollars)	2022
Regulated gas transportation and storage revenues	$248,304
NGL revenues	5,983
Other revenues	10,152
Revenue from contracts with customers	264,439
Other revenues	174
Total Regulated operations revenues	$264,613

MountainWest has certain multi-year contracts with fixed-price performance obligations that were unsatisfied (or partially unsatisfied) at the end of the reporting period, whereby revenue will be earned over time as MountainWest stands ready to provide service. These amounts are not material to the Company's financial statements overall. MountainWest also has certain contract liabilities related to consideration received from customers with an obligation to transfer goods or services subsequent to the balance sheet date, amounts for which are not material.

Note 4 – Receivables and Related Allowances

Business activity with respect to natural gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. Southwest's accounts receivable are short-term in nature, with billing due dates customarily not extending beyond one month, with customers' credit worthiness assessed upon account creation by evaluation of other utility service or their credit file, and related payment history. Although Southwest seeks generally to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Customer accounts are subject to collection procedures that vary by jurisdiction (late fee assessment, notice requirements for disconnection of service, and procedures for actual disconnection and/or reestablishment of service). After disconnection of service, accounts are customarily written off approximately two months after disconnection if the account remains inactive. Dependent upon the jurisdiction, reestablishment of service requires both payment of previously unpaid balances and additional deposit requirements. Provisions for uncollectible accounts are recorded monthly based on experience, consideration of current and expected future conditions, customer and rate composition, and write-off processes. They are included in the ratemaking process as a cost of service. The Nevada jurisdictions have a regulatory mechanism associated with the gas-cost-related portion of uncollectible accounts. Such amounts are deferred and collected through a surcharge in the ratemaking process. Southwest lifted the moratorium on disconnection of natural gas service for non-payment in Arizona and Nevada in September 2021, which was initiated (at the same time as a moratorium on late fees) in March 2020 in response to the COVID-19 pandemic. The moratorium on disconnection in California ended in November 2021. Southwest recommenced assessing late fees on past-due balances in Arizona and Nevada in April 2021, and in California in August 2021. After these moratoriums were lifted, Southwest resumed collection efforts. These moratoriums have influenced our bad debt expense and write-offs through 2022. Southwest continues to actively work with customers experiencing financial hardship by means of flexible payment options and partnering with assistance agencies. Management continues to monitor expected credit losses in light of the impacts of events/conditions such as COVID-19, local/regional inflation, and others. In addition, management is monitoring the impact of certain residential disconnection protections recently established in Southwest's California jurisdictions, such as prohibiting credit deposits and fees for reconnection, among other things. While a two-way balancing account was permitted to track residential uncollectible accounts for future recovery, the mechanism is subject to a cap, above which uncollectible expense would nonetheless be incurred and recognized. The allowance as of December 31, 2022 reflects the expected impact from the pandemic on balances as of that date, including consideration of customers' current and future ability to pay those amounts that are due.

Utility infrastructure services accounts receivable are recorded at face amounts less an allowance for doubtful accounts. Centuri's customers are generally investment-grade gas and electric utility companies for which Centuri has historically recognized an insignificant amount of write-offs. Centuri's accounts receivable balances carry standard payment terms of up to 60 days. Centuri maintains an allowance that is estimated based on historical collection experience, current and estimated future economic and market conditions, and a review of the current status of each customer's accounts receivable balance. Account balances are monitored at least monthly, and are charged off against the allowance when management determines it is probable the balance will not be recovered. Centuri has not been significantly impacted, nor does it anticipate it will experience significant difficulty in collecting amounts due, given the nature of its customers, as a result of the COVID-19 environment, historically high inflation, or other conditions.

The table below contains information about Southwest's gas utility customer accounts receivable balance (net of allowance) at December 31, 2022 and 2021:

	December 31,	
(Thousands of dollars)	2022	2021
Gas utility customer accounts receivable balance	$225,317	$169,114

The following table represents the percentage of customers in each of Southwest's three states at December 31, 2022, which was consistent with the prior year:

Percent of customers by state:

Arizona	54%
Nevada	37%
California	9%

Southwest activity in the allowance account for uncollectibles is summarized as follows:

(Thousands of dollars)	Allowance for Uncollectibles
Balance, December 31, 2019	$ 2,095
Additions charged to expense	4,693
Accounts written off, less recoveries	(2,454)
Balance, December 31, 2020	4,334
Additions charged to expense	5,415
Accounts written off, less recoveries	(6,490)
Balance, December 31, 2021	3,259
Additions charged to expense	12,707
Accounts written off, less recoveries	(11,136)
Balance, December 31, 2022	$ 4,830

At December 31, 2022, the utility infrastructure services segment (Centuri) had $632.1 million in combined customer accounts and contracts receivable. The allowance for doubtful accounts at Centuri as of December 31, 2022 was $4.3 million. The allowance for uncollectibles and write-offs related to Centuri customers were insignificant for all periods prior to December 31, 2022 and not reflected in the table above.

Note 5 – Regulatory Assets and Liabilities

Southwest is subject to the regulation of the Arizona Corporation Commission ("ACC"), the Public Utilities Commission of Nevada ("PUCN"), the California Public Utilities Commission ("CPUC"), and the FERC. Accounting policies for Southwest conform to U.S. GAAP applicable to rate-regulated entities and reflect the effects of the ratemaking process. Accounting treatment for rate-regulated entities allows for deferral as regulatory assets, costs that otherwise would be expensed, if it is probable that future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, the related regulatory asset is required to be written off. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be refunded to customers through the ratemaking process. Management records regulatory assets and liabilities based on decisions of the commissions noted above, including the issuance of regulatory orders and precedents established by these commissions. The regulated operations have generally been successful in seeking recovery of regulatory assets, and regularly file rate cases or other administrative filings in the various jurisdictions, in some cases, to establish the basis for recovering regulatory assets reflected in accounting records.

The following table represents existing regulatory assets and liabilities:

(Thousands of dollars)	December 31,		
	2022	2021	2021
	Southwest Gas Holdings Inc.*		Southwest Gas Corporation
Regulatory assets:			
Accrued pension and other postretirement benefit costs[1]	$ 311,124	$ 339,356	$ 339,356
Deferred purchased gas costs[2]	450,120	291,145	291,145
Settled interest rate hedges[3]	—	31,278	—
Accrued purchased gas costs[4]	207,368	51,631	51,631
Unamortized premium on reacquired debt[5]	14,707	16,283	16,283
Accrued absence time[9]	17,854	16,975	16,975
Margin, interest- and tax-tracking[10]	21,024	22,709	22,709
Other[12]	65,981	62,233	60,798
	$1,088,178	$ 831,610	798,897

(Thousands of dollars)	December 31, 2022	2021	2021
	Southwest Gas Holdings Inc.*		Southwest Gas Corporation
Regulatory liabilities:			
Deferred purchased gas costs[2]	—	(5,736)	—
Accumulated removal costs[6]	**(445,000)**	(482,558)	(424,000)
Unamortized gain on reacquired debt[7]	**(6,572)**	(7,108)	(7,108)
Regulatory excess deferred/other taxes and gross-up[8]	**(424,921)**	(511,567)	(446,333)
Margin, interest- and property tax-tracking[10]	**(10,920)**	(8,523)	(8,523)
Unrecognized other postretirement benefit costs[11]	—	(17,815)	—
Other[12]	**(5,393)**	(10,321)	(8,573)
Net regulatory assets (liabilities)	**$ 195,372**	$(212,018)	$ (95,640)

* *Southwest Gas Holdings, Inc. includes the regulatory assets and liabilities associated with MountainWest only as of December 31, 2021, due to the held-for-sale classification of the disposal group as of December 31, 2022. As of that date, the regulatory assets and liabilities for Southwest Gas Corporation are the same, including in amount, as those reflected for the Company.*

(1) *Included in Deferred charges and other assets on the Consolidated Balance Sheets. Recovery period is greater than five years. (See Note 11 – Pension and Other Postretirement Benefits).*

(2) *Balance recovered or refunded on an ongoing basis with interest.*

(3) *Reflects MountainWest interest rate cash flow hedges entered into in association with the issuance of $180 million principal balance 4.875% unsecured senior notes due in 2041 that are amortized to interest expense over the life of the debt instrument. The current portion at December 31, 2021 was included in Prepaid and other current assets and the long-term portion was included in Deferred charges and other assets on the Company's 2021 Consolidated Balance Sheet.*

(4) *Included in Prepaid and other current assets on the Consolidated Balance Sheets. Balance recovered or refunded on an ongoing basis.*

(5) *Included in Deferred charges and other assets on the Consolidated Balance Sheets. Recovered over life of debt instruments.*

(6) *Included in Other deferred credits and other long-term liabilities on the Consolidated Balance Sheets. In 2021, substantially all amounts related to MountainWest were also included in Other deferred credits and other long-term liabilities, except $2 million which was included in Other current liabilities on the Company's Consolidated Balance Sheet.*

(7) *Included in Other deferred credits and other long-term liabilities on the Consolidated Balance Sheets. Amortized over life of debt instruments.*

(8) *Includes remeasurement/reduction of the net accumulated deferred income tax liability from U.S. tax reform. The reduction (excess accumulated deferred taxes, or "EADIT") became a regulatory liability with tax gross-up. EADIT reduces rate base, and is expected to be returned to utility customers in accordance with IRS and regulatory requirements. Included generally in Other deferred credits and other long-term liabilities on the Consolidated Balance Sheets, except for $30.3 million in 2022 which is in Other current liabilities. Amount also includes difference in current taxes required to be returned to customers and a separate $2.7 million gross-up related to contributions in aid of construction.*

(9) *Regulatory recovery occurs on a one-year lag basis through the labor loading process. Included in Prepaid and other current assets on the Consolidated Balance Sheets.*

(10) *Margin tracking/decoupling mechanisms are alternative revenue programs; revenue associated with under-collections (for the difference between authorized margin levels and amounts billed to customers through rates currently) is recognized as revenue so long as recovery is expected to take place within 24 months. Total category asset balances are included in Prepaid and other current assets on the Consolidated Balance Sheets. Total category liability balances are included in Other current liabilities and Other deferred credits and other long-term liabilities.*

(11) *Reflected a regulatory liability at MountainWest for the collection of postretirement benefit costs allowed in rates in excess of expenses incurred, included in Other deferred credits and other long-term liabilities on the Company's Consolidated Balance Sheet as of December 31, 2021, before MountainWest balances were included as Current liabilities held for sale.*

(12) *The following tables detail the components of Other regulatory assets and liabilities. Other regulatory assets are included in either Prepaid and other current assets or Deferred charges and other assets on the Consolidated Balance Sheets (as indicated). Recovery periods vary. Other regulatory liabilities are included in either Other current liabilities or Other deferred credits and other long-term liabilities on the Consolidated Balance Sheets (as indicated).*

(Thousands of dollars)	December 31, 2022	2021	2021
	Southwest Gas Holdings Inc.		Southwest Gas Corporation
Other Regulatory Assets:			
State mandated public purpose programs (including low income and conservation programs)[a][e]	**$18,693**	$15,239	$15,239
Infrastructure replacement programs and similar[b][e]	**8,533**	6,545	6,545
Environmental compliance programs[c][e]	**5,803**	6,807	6,807
Pension tracking mechanism[b]	**13,098**	10,281	10,281
Other[d]	**19,854**	23,361	21,926
	$65,981	$62,233	$60,798

a) *Included in Prepaid and other current assets on the Consolidated Balance Sheets.*

b) *Included in Deferred charges and other assets on the Consolidated Balance Sheets, except $930,000 which is included in Prepaid and other current assets in 2022.*

c) *In 2022, approximately $5 million of these balances included in Prepaid and other current assets and $825,000 in Deferred charges and other assets on the Consolidated Balance Sheets. In 2021, approximately $5.8 million included in Prepaid and other current assets and $1 million included in Deferred charges and other assets on the Consolidated Balance Sheets.*

d) *In 2022, approximately $6.4 million included in Prepaid and other current assets and $13.4 million included in Deferred charges and other assets on the Consolidated Balance Sheets. In 2021, for Southwest Gas Corporation, $6.7 million included in Prepaid and other current assets and $15.2 million included in Deferred charges and other assets on the Consolidated Balance Sheets. For the Company in 2021, $7.7 million included in Prepaid and other current assets and $15.6 million included in Deferred charges and other assets on the Consolidated Balance Sheets.*

e) *Balance recovered or refunded on an ongoing basis, generally with interest.*

(Thousands of dollars)	December 31, 2022	2021	2021
	Southwest Gas Holdings Inc.		Southwest Gas Corporation
Other Regulatory Liabilities:			
State mandated public purpose programs (including low income and conservation programs)[a][c]	**$(1,567)**	$ (1,886)	$(1,886)
Environmental compliance programs[c][d]	—	(4,182)	(4,182)
Other[b][c]	**(3,826)**	(4,253)	(2,505)
	$(5,393)	$(10,321)	$(8,573)

a) *Included in Other current liabilities on the Consolidated Balance Sheets.*

b)   *Included in Other current liabilities, except $823,000, in 2022, which is included in Other deferred credits and other long-term liabilities on the Consolidated Balance Sheets.*
c)   *Balance typically recovered or refunded on an ongoing basis, generally with interest.*
d)   *In 2021, included in Other current liabilities on the Consolidated Balance Sheets.*

Note 6 – Other Comprehensive Income and Accumulated Other Comprehensive Income ("AOCI")

The following information provides insight into amounts impacting the Company's and Southwest's Other comprehensive income (loss), both before and after-tax impacts, within the Consolidated Statements of Comprehensive Income, which also impact Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheets and the Consolidated Statements of Equity.

Related Tax Effects Allocated to Each Component of Other Comprehensive Income (Loss):

	Year Ended December 31,								
(Thousands of dollars)	**2022**			2021			2020		
	Before-Tax Amount	**Tax (Expense) or Benefit[1]**	**Net-of-Tax Amount**	Before-Tax Amount	Tax (Expense) or Benefit[1]	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) or Benefit[1]	Net-of-Tax Amount
Defined benefit pension plans:									
Net actuarial gain/(loss)	$ **4,079**	$ **(980)**	$ **3,099**	$ 59,176	$(14,202)	$ 44,974	$(57,539)	$13,809	$(43,730)
Amortization of prior service cost	**175**	**(42)**	**133**	959	(230)	729	1,155	(277)	878
Amortization of net actuarial (gain)/loss	**34,818**	**(8,357)**	**26,461**	44,597	(10,703)	33,894	37,830	(9,079)	28,751
Regulatory adjustment	**(28,232)**	**6,775**	**(21,457)**	(88,194)	21,167	(67,027)	7,435	(1,785)	5,650
Pension plans other comprehensive income (loss)	**10,840**	**(2,604)**	**8,236**	16,538	(3,968)	12,570	(11,119)	2,668	(8,451)
FSIRS (designated hedging activities):									
Amounts reclassified into net income	**545**	**(129)**	**416**	2,174	(522)	1,652	3,247	(780)	2,467
FSIRS other comprehensive income (loss)	**545**	**(129)**	**416**	2,174	(522)	1,652	3,247	(780)	2,467
Total other comprehensive income (loss) – Southwest Gas Corporation	**11,385**	**(2,733)**	**8,652**	18,712	(4,490)	14,222	(7,872)	1,888	(5,984)
Foreign currency translation adjustments:									
Translation adjustments	**(6,133)**	**—**	**(6,133)**	20	—	20	1,713	—	1,713
Foreign currency other comprehensive income (loss)	**(6,133)**	**—**	**(6,133)**	20	—	20	1,713	—	1,713
Total other comprehensive income (loss) – Southwest Gas Holdings, Inc.	$ **5,252**	$**(2,733)**	$ **2,519**	$ 18,732	$ (4,490)	$ 14,242	$ (6,159)	$ 1,888	$ (4,271)

[1]   *Tax amounts are calculated using a 24% rate. With regard to foreign currency translation adjustments, the Company has elected to indefinitely reinvest the earnings of Centuri's Canadian subsidiaries in Canada, thus preventing deferred taxes on such earnings. As a result of this assertion, and no repatriation of earnings anticipated, the Company is not recognizing a tax effect or presenting a tax expense or benefit for currency translation adjustments in Other comprehensive income (loss).*

The following table represents a rollforward of AOCI, presented on the Company's Consolidated Balance Sheets and its Consolidated Statements of Equity:

	Defined Benefit Plans			FSIRS			Foreign Currency Items			
(Thousands of dollars)	Before-Tax	Tax (Expense) Benefit[4]	After-Tax	Before-Tax	Tax (Expense) Benefit[4]	After-Tax	Before-Tax	Tax (Expense) Benefit	After-Tax	AOCI
Beginning Balance AOCI December 31, 2021	$(61,182)	$14,685	$(46,497)	$(545)	$ 129	$(416)	$ 152	$—	$ 152	$(46,761)
Net actuarial gain/(loss)	4,079	(980)	3,099	—	—	—	—	—	—	3,099
Translation adjustments	—	—	—	—	—	—	(6,133)	—	(6,133)	(6,133)
Other comprehensive income before reclassifications	4,079	(980)	3,099	—	—	—	(6,133)	—	(6,133)	(3,034)
FSIRS amount reclassified from AOCI[1]	—	—	—	545	(129)	416	—	—	—	416
Amortization of prior service cost[2]	175	(42)	133	—	—	—	—	—	—	133
Amortization of net actuarial loss[2]	34,818	(8,357)	26,461	—	—	—	—	—	—	26,461
Regulatory adjustment[3]	(28,232)	6,775	(21,457)	—	—	—	—	—	—	(21,457)
Net current period other comprehensive income (loss) attributable to Southwest Gas Holdings, Inc.	10,840	(2,604)	8,236	545	(129)	416	(6,133)	—	(6,133)	2,519
Ending Balance AOCI December 31, 2022	$(50,342)	$12,081	$(38,261)	$ —	$ —	$ —	$(5,981)	$—	$(5,981)	$(44,242)

[1]   *The FSIRS reclassification amount is included in Net interest deductions on the Company's Consolidated Statements of Income.*
[2]   *These AOCI components are included in the computation of net periodic benefit cost (see **Note 11 – Pension and Other Postretirement Benefits** for additional details).*
[3]   *The regulatory adjustment represents the portion of the activity above that is expected to be recovered through rates in the future (the related regulatory asset is included in Deferred charges and other assets on the Company's Consolidated Balance Sheets).*
[4]   *Tax amounts are calculated using a 24% rate.*

The following table represents a rollforward of AOCI, presented on Southwest's Consolidated Balance Sheets:

(Thousands of dollars)	Defined Benefit Plans			FSIRS			
	Before-Tax	Tax (Expense) Benefit[9]	After-Tax	Before-Tax	Tax (Expense) Benefit[9]	After-Tax	AOCI
Beginning Balance AOCI December 31, 2021	$(61,182)	$14,685	$(46,497)	$(545)	$ 129	$(416)	$(46,913)
Net actuarial gain/(loss)	4,079	(980)	3,099	—	—	—	3,099
Other comprehensive loss before reclassifications	4,079	(980)	3,099	—	—	—	3,099
FSIRS amount reclassified from AOCI[6]	—	—	—	545	(129)	416	416
Amortization of prior service cost[7]	175	(42)	133	—	—	—	133
Amortization of net actuarial loss[7]	34,818	(8,357)	26,461	—	—	—	26,461
Regulatory adjustment[8]	(28,232)	6,775	(21,457)	—	—	—	(21,457)
Net current period other comprehensive income (loss) attributable to Southwest Gas Corporation	10,840	(2,604)	8,236	545	(129)	416	8,652
Ending Balance AOCI December 31, 2022	$(50,342)	$12,081	$(38,261)	$ —	$ —	$ —	$(38,261)

[6]   The FSIRS reclassification amount is included in Net interest deductions on Southwest's Consolidated Statements of Income.
[7]   These AOCI components are included in the computation of net periodic benefit cost (see **Note 11 – Pension and Other Postretirement Benefits** for additional details).
[8]   The regulatory adjustment represents the portion of the activity above that is expected to be recovered through rates in the future (the related regulatory asset is included Deferred charges and other assets on Southwest's Consolidated Balance Sheets).
[9]   Tax amounts are calculated using a 24% rate.

The following table represents amounts (before income tax impacts) included in AOCI (in the tables above), that have not yet been recognized in net periodic benefit cost:

(Thousands of dollars)	Year Ended December 31,	
	2022	2021
Net actuarial loss	$(360,113)	$(399,010)
Prior service cost	(1,353)	(1,528)
Less: amount recognized in regulatory assets	311,124	339,356
Recognized in AOCI	$ (50,342)	$ (61,182)

See **Note 11 – Pension and Other Postretirement Benefits** for more information on the defined benefit pension plans.

Note 7 – Common Stock

Shares of the Company's common stock are publicly traded on the New York Stock Exchange, under the ticker symbol "SWX." Share-based compensation related to Southwest and Centuri is based on awards to be issued in shares of Southwest Gas Holdings, Inc.

In December 2020, the Company and Southwest jointly filed with the SEC an automatic shelf registration statement (File No. 333-251074), or a "Universal Shelf," which became effective upon filing and includes a prospectus detailing the Company's ability to offer and sell, from time to time in amounts at prices and on terms that will be determined at the time of such offering, any combination of common stock, preferred stock, debt securities (which may or may not be guaranteed by one or more of its directly or indirectly wholly owned subsidiaries if indicated in the relevant prospectus supplement), guarantees of debt securities issued by Southwest, depository shares, warrants to purchase common stock, preferred stock or depository shares issued by the Company or debt securities issued by the Company or Southwest, units and rights. Additionally as part of the Universal Shelf, Southwest may offer and sell, from time to time in amounts at prices and on terms that will be determined at the time of such offering, any combination of debt securities (which may or may not be guaranteed by one or more of its directly or indirectly wholly owned subsidiaries if indicated in the relevant prospectus supplement) and guarantees of debt securities issued by the Company or by one or more of its directly or indirectly wholly owned subsidiaries if indicated in the relevant prospectus supplement.

On April 8, 2021, the Company entered into a Sales Agency Agreement between the Company and BNY Mellon Capital Markets, LLC and J.P. Morgan Securities LLC (the "Equity Shelf Program") for the offer and sale of up to $500 million of common stock from time to time in an at-the-market offering program. The shares are issued pursuant to the Company's Universal Shelf. There was no activity under the Equity Shelf Program during the year ended December 31, 2022. The following table provides the life-to-date activity under that program through December 31, 2022:

Gross proceeds	$158,180,343
Less: agent commissions	(1,581,803)
Net proceeds	$156,598,540
Number of shares sold	2,302,407
Weighted average price per share	$ 68.70

As of December 31, 2022, the Company had approximately $342 million of common stock available for future issuance under the program. Net proceeds from the sale of shares of common stock under the Equity Shelf Program are intended for general corporate purposes, including the acquisition of property for the construction, completion, extension, or improvement of pipeline systems and facilities located in and around the communities served by Southwest.

In March 2022, the Company issued, through a separate prospectus supplement under the Universal Shelf, an aggregate of 6.325 million shares of common stock, in an underwritten public offering price of $74.00 per share, resulting in proceeds to the Company of $452.3 million, net of an underwriters' discount of $15.8 million. The Company used the net proceeds to repay a portion of the outstanding borrowings under the 364-day term loan credit agreement that was used to initially fund the MountainWest acquisition.

During 2022, the Company issued approximately 230,000 shares of common stock through the Restricted Stock/Unit Plan and Omnibus Incentive Plan.

Additionally during 2022, the Company issued 142,000 shares of common stock through the Dividend Reinvestment and Stock Purchase Plan, raising proceeds of approximately $10.5 million.

As of December 31, 2022, there were 3.3 million shares of common stock registered and available for issuance under the provisions of the various stock issuance plans, which does not include the amount of common stock available that is separately disclosed with respect to the Equity Shelf Program above.

Note 8 – Debt

Long-Term Debt

Long-term debt is recognized in the Company's and Southwest's Consolidated Balance Sheets generally at the carrying value of the obligations outstanding. Details surrounding the fair value and individual carrying values of instruments are provided in the table that follows.

| | December 31, | | | |
| | 2022 | | 2021 | |
(Thousands of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Southwest Gas Corporation:				
Debentures:				
Notes, 6.1%, due 2041	$ 125,000	$113,184	$ 125,000	$ 166,380
Notes, 4.05%, due 2032	600,000	527,052	—	—
Notes, 3.875%, due 2022	—	—	250,000	250,603
Notes, 4.875%, due 2043	250,000	195,703	250,000	307,538
Notes, 3.8%, due 2046	300,000	209,169	300,000	329,055
Notes, 3.7%, due 2028	300,000	275,043	300,000	325,191
Notes, 4.15%, due 2049	300,000	218,712	300,000	342,030
Notes, 2.2%, due 2030	450,000	353,763	450,000	440,838
Notes, 3.18%, due 2051	300,000	185,523	300,000	292,116
Notes, 5.8%, due 2027	300,000	305,913	—	—
8% Series, due 2026	75,000	80,027	75,000	92,623
Medium-term notes, 7.78% series, due 2022	—	—	25,000	25,122
Medium-term notes, 7.92% series, due 2027	25,000	26,840	25,000	31,555
Medium-term notes, 6.76% series, due 2027	7,500	7,662	7,500	8,949
Unamortized discount and debt issuance costs	(29,471)		(19,959)	
	3,003,029		2,387,541	
Revolving credit facility and commercial paper	50,000	50,000	130,000	130,000
Industrial development revenue bonds:				
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
2003 Series A, due 2038	50,000	50,000	50,000	50,000
2008 Series A, due 2038	50,000	50,000	50,000	50,000
2009 Series A, due 2039	50,000	50,000	50,000	50,000
Unamortized discount and debt issuance costs	(1,733)		(1,938)	
	198,267		198,062	
Less: current maturities	—		(275,000)	
Southwest Gas Corporation total long-term debt, less current maturities	$3,251,296		$2,440,603	
Southwest Gas Holdings, Inc.:				
Centuri secured term loan facility	$1,008,550	$995,852	$1,117,138	$1,117,841
Centuri secured revolving credit facility	81,955	82,315	103,329	103,749
MountainWest unsecured senior notes, 3.53%, due in 2028*	—	—	102,078	102,078
MountainWest unsecured senior notes, 4.875%, due in 2041*	—	—	199,926	199,926
MountainWest unsecured senior notes, 3.91%, due in 2038*	—	—	147,735	147,735
Other debt obligations	126,844	118,314	51,665	50,003
Unamortized discount and debt issuance costs	(20,789)		(24,466)	
Less: current maturities	(44,557)		(22,324)	
Southwest Gas Holdings, Inc. total long-term debt, less current maturities	$4,403,299		$4,115,684	

* MountainWest amounts are not reflected in the above table as of December 31, 2022 as the balance has been reclassified as held for sale on the Company's Consolidated Balance Sheet as of December 31, 2022. See **Note 15 – Acquisitions and Dispositions** for additional information.

The fair values of Southwest's and the Company's revolving credit facilities and Southwest's Industrial Development Revenue Bonds ("IDRBs") are categorized as Level 1 based on the FASB's fair value hierarchy, due to the ability to access similar debt arrangements at measurement dates with comparable terms, including variable/market rates. Additionally, Southwest's revolving credit facility and IDRBs have interest rates that reset frequently. The fair values of Southwest's debentures (which include senior and medium-term notes) and the Company's term loan facility and unsecured senior notes were determined utilizing a market-based valuation approach, where fair values are determined based on evaluated pricing data, and as such are categorized as Level 2 in the hierarchy.

Southwest has a $400 million credit facility that is scheduled to expire in April 2025. Southwest designates $150 million of associated capacity as long-term debt and the remaining $250 million for working capital purposes. Interest rates for the credit facility are calculated at either the Secured Overnight Financing Rate ("SOFR") or an "alternate base rate," plus in each case an applicable margin that is determined based on Southwest's senior unsecured debt rating. At December 31, 2022, the applicable margin ranges from 0.750% to 1.500% for loans bearing interest with reference to SOFR and from 0.000% to 0.500% for loans bearing interest with reference to the alternative base rate. At December 31, 2022, the applicable margin is 1.125% for loans with reference to SOFR and 0.125% for loans bearing interest with reference to the alternative base rate. Southwest is also required to pay a commitment fee, ranging from 0.075% to 0.200% per annum, on the unfunded portion of the commitments, which was not significant for the year ended December 31, 2022. The credit facility contains a financial covenant requiring Southwest to maintain a ratio of funded debt to total capitalization not to exceed 0.70 to 1.00 as of the end of any quarter of any fiscal year. At December 31, 2022, $50 million was outstanding on the long-term portion (no borrowings were outstanding under the commercial paper program discussed below). The effective interest rate on the long-term portion of the credit facility was 5.88% at December 31, 2022.

Southwest has a $50 million commercial paper program. Issuances under the commercial paper program are supported by Southwest's current revolving credit facility and, therefore, do not represent additional borrowing capacity. Borrowings under the commercial paper program, if any, are designated as long-term debt. Interest rates for the program are calculated at the then current commercial paper rate. At December 31, 2022, as noted above, no borrowings were outstanding under the commercial paper program.

In March 2022, Southwest issued $600 million aggregate principal amount of 4.05% Senior Notes at a discount of 0.65%. The notes will mature in March 2032. Southwest used the net proceeds to redeem the $250 million 3.875% notes due in April 2022 and to repay outstanding amounts under its credit facility, with the remaining net proceeds used for general corporate purposes.

Centuri has a $1.545 billion secured revolving credit and term loan multi-currency facility. Amounts can be borrowed in either Canadian or U.S. dollars. On November 4, 2022, Centuri amended the financial covenants of its revolving credit facility to increase the maximum total net leverage ratio during the period from December 31, 2022 through December 31, 2023 (the "Centuri Credit Facility Amendment"). The Centuri Credit Facility Amendment also transitioned the interest rate benchmark for the revolving credit facility from LIBOR to SOFR. The applicable margin for the revolving credit facility now ranges from 1.0% to 2.5% for SOFR loans and from 0.0% to 1.5% for Canadian Dealer Offered Rate ("CDOR") and "base rate" loans, depending on Centuri's total net leverage ratio. Further, the Centuri Credit Facility Amendment increases a letter of credit sub-facility from $100 million to $125 million. The Centuri Credit Facility Amendment did not modify any terms of the term loan facility. The revolving credit facility matures on August 27, 2026 and the term loan facility matures on August 27, 2028. The capacity of the line of credit portion of the facility is $400 million; related amounts borrowed and repaid are available to be re-borrowed. The term loan portion of the facility has a limit of $1.145 billion. The obligations under the credit agreement are secured by present and future ownership interests in substantially all direct and indirect subsidiaries of Centuri, substantially all of the tangible and intangible personal property of each borrower, certain of their direct and indirect subsidiaries, and all products, profits, and proceeds of the foregoing.

The term loan facility is subject to a LIBOR floor of 0.50%. Furthermore, Centuri Canada Division Inc. may borrow under the revolving credit facility with interest rates based on terms referred to above. The margin for the term loan facility is 1.50% for base rate loans and 2.50% for LIBOR loans. Centuri is also required to pay a commitment fee on the unused portion of the commitments. The commitment fee ranges from 0.15% to 0.35% per annum. The credit agreement contains certain customary representations and warranties, affirmative and negative covenants, and events of default. There are no financial covenants related to the term loan facility. The revolving credit facility requires Centuri to maintain a maximum total net leverage ratio of 6.00 to 1.00 from December 31, 2022 through June 30, 2023, 5.50 to 1.00 from July 1, 2023 through September 30, 2023, 4.50 to 1.00 from October 1, 2023 through December 31, 2023, and 4.00 to 1.00 from January 1, 2024 and thereafter. The agreement also requires Centuri to maintain a minimum interest coverage ratio of 2.50 to 1.00. Centuri's assets securing the facility at December 31, 2022 totaled $2.5 billion. At December 31, 2022, $1.091 billion in borrowings were outstanding under Centuri's combined secured revolving credit and term loan facility.

All amounts outstanding are considered long-term borrowings. The effective interest rate on the secured revolving credit and term loan facility was 7.2% at December 31, 2022.

The effective interest rates on Southwest's variable-rate IDRBs are included in the table below:

	December 31,	
	2022	2021
2003 Series A	**4.68%**	0.91%
2008 Series A	**4.84%**	0.90%
2009 Series A	**4.67%**	0.88%
Tax-exempt Series A	**4.30%**	0.92%

In Nevada, interest fluctuations due to changing interest rates on Southwest's 2003 Series A, 2008 Series A, and 2009 Series A variable-rate IDRBs are tracked and recovered from customers through a variable interest expense recovery mechanism.

None of Southwest's debt instruments have credit triggers or other clauses that result in default if bond ratings are lowered by rating agencies. Interest and fees on certain debt instruments are subject to adjustment depending on Southwest's bond ratings. Certain debt instruments are subject to a leverage ratio cap and the 6.1% Notes due 2041 are also subject to a minimum net worth requirement. At December 31, 2022, Southwest was in compliance with all of its covenants. Under the most restrictive of the financial covenants, approximately $2.5 billion in additional debt could be issued while still meeting the leverage ratio requirement. Relating to the minimum net worth requirement, as of December 31, 2022, there is at least $2 billion of cushion in equity. No specific dividend restrictions exist under the collective covenants. None of the debt instruments contain material adverse change clauses.

Certain Centuri debt instruments have leverage ratio caps and fixed charge ratio coverage requirements. At December 31, 2022, Centuri was in compliance with all of its covenants. Under the most restrictive of the covenants, Centuri could issue over $222 million in additional debt and meet the leverage ratio requirement. Centuri has at least $33 million of cushion relating to the minimum fixed charge ratio coverage requirement. Centuri's covenants limit its ability to provide cash dividends to Southwest Gas Holdings, Inc., its parent. The dividend restriction is equal to a calculated available amount generally defined as 50% of its rolling twelve-month consolidated net income adjusted for certain items, such as parent contribution inflows, Linetec redeemable noncontrolling interest payments, or dividend payments, among other adjustments, as applicable.

Estimated maturities of long-term debt for the next five years are:

(Thousands of dollars)	2023	2024	2025	2026	2027	Total
Southwest Gas Corporation:						
Debentures	$ —	$ —	$ —	$ 75,000	$332,500	$407,500
Revolving credit facility and commercial paper	—	—	50,000	—	—	50,000
Total	—	—	50,000	75,000	332,500	457,500
Southwest Gas Holdings, Inc.:						
Centuri secured term loan facility	14,313	11,450	11,450	11,450	11,450	60,113
Centuri secured revolving credit facility	—	—	—	81,955	—	81,955
Other debt obligations	30,245	31,102	29,554	28,651	7,292	126,844
Total	$44,558	$42,552	$91,004	$197,056	$351,242	$726,412

Short-Term Debt

Southwest Gas Holdings, Inc. has a $300 million credit facility that is primarily used for short-term financing needs. Interest rates for this facility are calculated at either SOFR or the "alternate base rate," plus in each case an applicable margin that is determined based on the Company's senior unsecured debt rating. There was $173 million and $59 million outstanding under this facility with a weighted average interest rate of 5.588% and 1.323% at December 31, 2022 and 2021, respectively.

On December 30, 2022, in connection with that certain Amended and Restated Revolving Credit Agreement, dated as of April 10, 2020 (as amended by Amendment No. 1 thereto, dated as of December 28, 2021), by and between Southwest Gas Holdings, Inc., the lenders party thereto, and The Bank of New York Mellon, as Administrative Agent, and pursuant to an Increase Request delivered by the Company to the Administrative Agent, the total commitment amount available under the credit facility was increased, from $200 million to $300 million. Interest rate benchmarks (SOFR or an alternative) as well as related ranges, including with regard to the applicable margin, largely mirror those included in Southwest's amended facility agreement noted above, determined in this case based on Southwest Gas Holdings, Inc.'s senior unsecured long-term debt rating. At December 31, 2022, the applicable margin is 1.250% for loans bearing interest with reference to SOFR and 0.250% for loans bearing interest with reference to the alternative base rate. The commitment fee rates, terms, and covenants, noted above for Southwest, are also applicable to Southwest Gas Holdings, Inc. in its amended credit facility, including the noted ratio of funded debt to total capitalization as of the end of any quarter of any fiscal year. The commitment fee under this credit facility was not significant for the year ended December 31, 2022.

In March 2022, Southwest amended its $250 million Term Loan (the "March 2021 Term Loan") extending the maturity date to March 21, 2023 and replacing LIBOR interest rate benchmarks with SOFR interest rate benchmarks. The proceeds were originally used to fund the increased cost of natural gas supply during the month of February 2021, caused by extreme weather conditions in the central U.S. There was $225 million outstanding under the March 2021 Term Loan as of December 31, 2022. Interest rates for the amended term loan are calculated at either SOFR or an "alternate base rate," plus in each case an applicable margin that is determined based on Southwest's senior unsecured long-term debt rating. The applicable margin ranges from 0.550% to 1.000% for loans bearing interest with reference to SOFR and 0.000% for loans bearing interest with reference to an alternate base rate. The amended agreement contains a financial covenant requiring Southwest to maintain a ratio of funded debt to total capitalization not to exceed 0.70 to 1.00 as of the end of any quarter of any fiscal year. The weighted average interest rate at December 31, 2022 was 5.173%.

On September 26, 2022, Southwest Gas Holdings, Inc. entered into Amendment No. 1 to the 364-day Term Loan Credit Agreement. The Credit Agreement provided for a $1.6 billion delayed-draw term loan (the "Term Loan Facility") to primarily fund the acquisition of the equity interests in MountainWest. The amended Credit Agreement, among other things, (1) extended the maturity date of the Term Loan to December 30, 2023 and (2) replaced LIBOR benchmarks with SOFR interest rate benchmarks. The Company agreed to pay the Lenders fees equal to 0.10% of the aggregate principal amount outstanding under the Term Loan on March 31, 2023, 0.15% of the aggregate principal amount outstanding under the Term Loan on June 30, 2023, and 0.20% of the aggregate principal amount outstanding under the Term Loan on September 30, 2023. There was $1.15 billion outstanding under the Term Loan Facility as of December 31, 2022. Upon the close of the MountainWest sale, the Company paid down $1.075 billion of the Term Loan Facility, leaving approximately $72 million in aggregate principal amount outstanding. The applicable margin for the Term Loan Facility is 0.500% to 1.250% for base rate loans and 1.500% to 2.250% for SOFR loans, depending on the applicable pricing level in effect. Each of the interest rate spreads will increase by 0.25% at certain time intervals beginning June 30, 2023. The commitment fee ranges from 0.060% to 0.175% per calendar quarter commencing January 3, 2022, depending on the applicable pricing level in effect. The pricing levels are based on the Company's senior debt ratings. The interest rate is subject to customary benchmark replacement provisions. The weighted average interest rate at December 31, 2022 was 6.423%.

The Credit Agreement contains representations and warranties, affirmative, negative, and financial covenants and events of default substantially similar to the Company's existing credit facility. Subject to certain exceptions, after the funding date, the Company must make a mandatory prepayment from 100% of the net cash proceeds received by the Company or any of its subsidiaries from any debt offerings or equity issuances and/or 100% of the committed amount under any specified acquisition financings.

At December 31, 2022, Southwest Gas Holdings, Inc. was in compliance with all of its credit facility and 364-day Term Loan covenants. Interest and fees on the credit facility and 364-day Term Loan are subject to adjustment depending on its senior debt ratings. The credit facility and 364-day Term Loan are subject to a leverage ratio cap. Under the most restrictive of the financial covenants, approximately $1.2 billion in additional debt could be issued while still meeting the leverage ratio requirement. No specific dividend restrictions exist under the collective covenants. The credit facility and 364-day Term Loan do not contain material adverse change clauses.

As indicated above, under Southwest's $400 million credit facility, $250 million has been designated by management for working capital purposes. Southwest had no short-term borrowings outstanding at December 31, 2022 and 2021.

In January 2023, Southwest entered into a 364-day $450 million term loan agreement that matures on January 19, 2024. The Company used the proceeds to fund higher than expected natural gas costs for the November 2022 through March 2023 winter period, caused by numerous market forces including historically low storage levels, unexpected upstream pipeline maintenance events, and cold weather conditions across the western region. Interest rates for this term loan are calculated at either SOFR plus an adjustment of 0.100% or an "alternate base rate," plus in each case an applicable margin that is determined based on Southwest's senior unsecured long-term debt rating. The applicable margin is 0.950% with reference to SOFR and 0.000% with reference to the alternate base rate. The term loan agreement contains a financial covenant requiring Southwest to maintain a ratio of funded debt to total capitalization not to exceed 0.70 to 1.00 as of the end of any quarter of any fiscal year.

LIBOR

Certain rates established at LIBOR were scheduled to be discontinued as a benchmark or reference rate after 2021, while other LIBOR-based rates are scheduled to be discontinued after June 2023. As of December 31, 2022, the Company had $1.009 billion in aggregate outstanding borrowings under Centuri's Term Loan Facility. Southwest and Southwest Gas Holdings, Inc. had no outstanding borrowings or variable rate debt agreements with reference to LIBOR as of December 31, 2022.

Note 9 – Share-Based Compensation

At December 31, 2022, the following share-based compensation plans existed at the Company: an omnibus incentive plan and a restricted stock/unit plan. The fair value of share grants is primarily based on the closing price of the Company's stock on the date of grant. All share grants in 2022, including time-lapse restricted stock units and performance shares, occurred under the omnibus incentive plan. The table below shows total share-based plan compensation expense which was recognized in the Consolidated Statements of Income:

	Year Ended December 31,		
(Thousands of dollars)	2022	2021	2020
Share-based compensation plan expense, net of related tax benefits	$6,225	$5,747	$4,816
Share-based compensation plan related tax benefits	1,966	1,815	1,521

Omnibus Incentive Plan

The omnibus incentive plan is used to promote the long-term growth and profitability of the Company, including its subsidiaries, by providing directors, employees, and certain other individuals with incentives to increase stockholder value and otherwise contribute to the success of the Company. In addition, the plan enables the Company to attract, retain, and reward the best available persons for

positions of responsibility. The omnibus incentive plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other equity-based and cash awards. Employees, directors, and consultants who provide services to the Company or any subsidiary may be eligible under this plan. For grants under the omnibus incentive plan, directors continue to immediately vest in the shares upon grant but are provided the option to defer receipt of equity compensation until they leave the Board of Directors.

Performance-based incentive opportunities under the omnibus plan were granted to all officers of Southwest in the form of performance shares and are based, depending on the officer, on consolidated earnings per share, utility net income, and utility return on equity, with an adjustment based on relative total shareholder return, in each case, measured over a three-year performance period. Like other restricted stock/unit programs, shares are restricted based on vesting, and in this case, further subject to future performance determinations against relevant benchmarks. Southwest recorded $2.1 million, $3.4 million, and $2.8 million of estimated compensation expense associated with these shares during 2022, 2021, and 2020, respectively.

Restricted Stock/Units

Restricted stock/units under the restricted stock/unit plan were previously granted to attract, motivate, retain, and reward key employees of the Company with an incentive to attain high levels of individual performance and improved financial performance. The legacy plan was also established to attract, motivate, and retain experienced and knowledgeable directors. As noted above, grants of restricted stock during 2022, were granted under the omnibus incentive plan. All remaining shares under the legacy restricted stock/unit plan (in regard to employees) were issued during 2021; remaining unissued legacy program shares relate solely to directors, and such shares were immediately vested at the time of grant, with distribution to occur when service on the Board ends. No new grants are made under the legacy plan, as all future stock-based incentive compensation, including with regard to restricted stock, is granted under programs of the omnibus incentive plan, which for directors, with advance election, issuance may occur upon grant. Conversely, with regard to management, grants under the omnibus plan are of time-lapse character, with graded vesting (and issuance in the form of common stock) occurring, 40% at the end of year one and 30% at the end of years two and three.

The following table summarizes the activity of the restricted stock/units programs as of December 31, 2022:

(Thousands of shares)	Restricted Stock/ Units[1]	Weighted-average grant date fair value
Nonvested/unissued at December 31, 2021	520	$61.01
Granted	279	66.11
Dividends	10	—
Forfeited or expired	(85)	66.62
Vested and issued[2]	(264)	56.43
Nonvested/unissued at December 31, 2022	**460**	**$64.34**

[1] *The number of performance shares includes 167,200 granted and 41,100 vested and issued, which was derived by assuming that target performance will be achieved during the relevant performance period.*
[2] *Includes shares for retiree payouts and those converted for taxes.*

The weighted average grant date fair value of all restricted stock/units granted in 2021 and 2020 was $65.38 and $76.85, respectively.

As of December 31, 2022, total compensation cost related to all nonvested omnibus shares not yet recognized is $5.3 million, which is expected to be recognized over a weighted average period of 2.4 years.

Note 10 – Commitments and Contingencies

The Company and Southwest are defendants in miscellaneous legal proceedings. They are also parties to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company and Southwest are currently subject will have a material adverse impact on their financial position, results of operations, or cash flows.

The Company maintains liability insurance that covers both Southwest and through the sale date, MountainWest, for various risks associated with the operation of the natural gas pipelines and facilities. In connection with these liability insurance policies, each entity is responsible for an initial deductible or self-insured retention amount per incident, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year August 2022 to July 2023, these liability insurance policies require Southwest or MountainWest, as applicable, to be responsible for the first $1 million (self-insured retention) of each incident plus the first $4 million in aggregate claims above its self-insured retention in the policy year. When amounts are expected to be incurred above these amounts, subject to insurance carrier indemnity, a liability is recognized for the additional amount, in addition to a receivable from the insurance carrier amounts, without impact to earnings.

Centuri maintains liability insurance for various risks associated with its operations. In connection with these liability insurance policies, Centuri is responsible for an initial deductible or self-insured retention amount per occurrence, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year May 2022 to April 2023, Centuri is responsible for the first $750,000 (self-insured retention) per occurrence under these liability insurance policies.

In August 2021, a natural gas pipe operated by Southwest was involved in an explosion that injured four individuals and damaged property. The explosion was caused by a leak in the pipe, and is under investigation. Individuals that were injured have each brought legal claims against Southwest and other parties. If Southwest is deemed fully or partially responsible, Southwest estimates its net exposure could be equal to the self-insured retention of $5 million (the maximum noted above). In 2021, pursuant to ASC 450 – *Contingencies*, Southwest recorded a $5 million liability related to this incident reflecting its best estimate of the probable loss at that time. Additional amounts, subject to insurance indemnity, have been recognized on the consolidated balance sheets, in accordance with the above-noted accounting for amounts above the self-insurance retention provisions, which were not material to our financial position. Any amounts above that which has already been recognized (to be covered by insurance) cannot be estimated as of the date these financial statements are issued.

Other contingencies are also recognized where appropriate, if claims are brought, or expected to be brought, against the Company or Southwest, where management expects it may settle (or be required to settle) claims in cash, or in some cases, by means of insurance indemnification. The balance of such reserves was updated for additional accruals, including in regard to a contract dispute. For that item, $6.2 million was recorded during the second quarter of 2022, based on management's estimate of Southwest's exposure. The amount was paid in the fourth quarter of 2022 and the matter is closed.

As described in **Note 1 – Background, Organization, and Summary of Significant Accounting Policies**, the November 2021 civil suit filed by the Icahn Group, against the Company and certain officers and directors, was subject to a stipulation of dismissal with prejudice in May 2022, pursuant to the terms of the Cooperation Agreement.

On November 18, 2021, the City Pension Fund for Firefighters and Police Officers in the City of Miami Beach commenced a putative class action lawsuit in the Court of Chancery for the State of Delaware on behalf of a putative class of persons who purchased the Company's stock. The action is captioned City Pension Fund for Firefighters and Police Officers in the City of Miami Beach v. Robert L. Boughner, et al., C.A. No. 2021-0990-KSJM (Del. Ch.). The complaint was later amended on November 30, 2021. The amended complaint named the Company and the individual members of the Board as defendants. The complaint sought to assert breach of fiduciary duty claims, alleging that the Board's recommendation that stockholders reject Icahn's offer to purchase shares of the Company's common stock omitted material information about the Company's financial analysis; and sought to have the Board approve Icahn's slate of nominees as "continuing directors" under certain of the Company's debt instruments. In March 2022, the City Pension Fund filed a motion for summary judgment on its claim; however, in April 2022, the City Pension Fund filed a notice of withdrawal of its motion for summary judgment. The Company believes that the claims lack merit and intends to vigorously defend against them.

Through an assessment process of commitments and contingencies of any kind, the Company and Southwest may determine that certain costs are likely to be incurred in the future related to specific legal matters. In these circumstances and in accordance with accounting policies, the Company and Southwest will make an accrual, as necessary.

Note 11 – Pension and Other Postretirement Benefits

Southwest Gas Corporation

Employees' Investment Plan

An Employees' Investment Plan ("EIP") is offered to eligible employees of Southwest through deduction of a percentage of base compensation, subject to Internal Revenue Service ("IRS") limitations. The EIP provides for purchases of various mutual fund investments and Company common stock. For employees hired on or before December 31, 2021, one-half of amounts deferred are matched, up to a maximum matching contribution of 3.5% of an employee's annual compensation. Employees hired on or after January 1, 2022 are eligible for non-elective employer contributions of 3% plus a matching contribution (dollar-for-dollar) up to 7% of eligible compensation. Officers hired after January 1, 2022 are eligible for non-elective and matching contributions. Contributions to the plan by Southwest were $6.9 million, $6.1 million, and $5.9 million for 2022, 2021, and 2020, respectively.

Deferred Compensation Plan

A deferred compensation plan is offered to all officers of Southwest and a separate deferred compensation plan is offered to members of the Company's Board of Directors. The plans provide the opportunity to defer up to 100% of annual cash compensation. One-half of amounts deferred by officers are matched, up to a maximum matching contribution of 3.5% of an officer's annual base salary. Upon retirement, payments of compensation deferred, plus interest, are made in equal monthly installments over 10, 15, or 20 years, as elected by the participant. Directors have an additional option to receive such payments over a five-year period. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150% of Moody's Seasoned Corporate Bond Rate Index.

Pension and Postretirement Plans

A noncontributory qualified retirement plan with defined benefits covering substantially all Southwest employees hired on or before December 31, 2021 is available, in addition to a separate unfunded supplemental executive retirement plan ("SERP"), which is limited to Southwest's officers. Postretirement benefits other than pensions ("PBOP") are provided to qualified retirees for health care, dental, vision and life insurance benefits. The defined benefit qualified retirement plan, SERP, and PBOP are not available to Southwest employees hired on or after January 1, 2022. As noted above, employees hired on or after that date, are eligible for enhanced contributions to the EIP.

The overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, are recognized in the Consolidated Balance Sheets. Any actuarial gains and losses, prior service costs, and transition assets or obligations are recognized in Accumulated other comprehensive income under Stockholders' equity, net of tax, until they are amortized as a component of net periodic benefit cost.

A regulatory asset has been established for the portion of the total amounts otherwise chargeable to Accumulated other comprehensive income that are expected to be recovered through rates in future periods. Changes in actuarial gains and losses and prior service costs pertaining to the regulatory asset will be recognized as an adjustment to the regulatory asset account as these amounts are amortized and recognized as components of net periodic pension costs each year.

The qualified retirement plan invests the majority of its plan assets in common collective trusts, which include a well-diversified portfolio of domestic and international equity securities and fixed income securities, and are managed by a professional investment manager appointed by Southwest. The investment manager has full discretionary authority to direct the investment of plan assets held in trust within the specific guidelines prescribed by Southwest through the plan's investment policy statement. In 2016, Southwest adopted a liability driven investment ("LDI") strategy for part of the portfolio, a form of investing designed to better match the movement in pension plan assets with the impact of interest rate changes and inflation assumption changes on the pension plan liability. The implementation of the LDI strategy will be phased in over time by using a glide path. The glide path is designed to increase the allocation of the plan's assets to fixed income securities, as the funded status of the plan increases, in order to more closely match the duration of the plan assets to that of the plan liability. Pension plan assets are held in a Master Trust. The pension plan funding policy is in compliance with the federal government's funding requirements.

Pension costs for these plans are affected by the amount and timing of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions, particularly the discount rate, may significantly affect pension costs and plan obligations for the qualified retirement plan. In determining the discount rate, management matches the plan's projected cash flows to a spot-rate yield curve based on highly rated corporate bonds. Changes to the discount rate from year-to-year, if any, are generally made in increments of 25 basis points.

There was a 225 basis point increase in the discount rate between years, as reflected below. The methodology utilized to determine the discount rate was consistent with prior years. The weighted-average rate of compensation increase remained the same (consistent with management's expectations overall). The asset return assumption (which impacts the following year's expense) increased by 25 basis points. The rates are presented in the table below:

	December 31,	
	2022	2021
Discount rate	**5.25%**	3.00%
Weighted-average rate of compensation increase	**3.25%**	3.25%
Asset return assumption	**6.75%**	6.50%

Future years' expense level movements (up or down) will continue to be greatly influenced by long-term interest rates, asset returns, and funding levels.

The following table sets forth the retirement plan, SERP, and PBOP funded statuses and amounts recognized on the Consolidated Balance Sheets and Consolidated Statements of Income.

	Year Ended December 31,					
	2022			2021		
(Thousands of dollars)	Qualified Retirement Plan	SERP	PBOP	Qualified Retirement Plan	SERP	PBOP
Change in benefit obligations:						
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	**$1,531,197**	**$ 49,530**	**$ 84,226**	$1,499,239	$ 53,631	$ 82,205
Service cost	**44,110**	**424**	**1,941**	41,159	526	1,691
Interest cost	**45,006**	**1,441**	**2,452**	40,432	1,431	2,193
Actuarial loss (gain)	**(399,066)**	**(6,134)**	**(18,260)**	8,908	(3,244)	3,438
Benefits paid	**(61,796)**	**(3,164)**	**(4,922)**	(58,541)	(2,814)	(5,301)
Benefit obligation at end of year (PBO/PBO/APBO)	**1,159,451**	**42,097**	**65,437**	1,531,197	49,530	84,226
Change in plan assets:						
Market value of plan assets at beginning of year	**1,366,043**	**—**	**52,168**	1,186,433	—	52,286
Actual return on plan assets	**(330,203)**	**—**	**(6,036)**	136,151	—	7,717
Employer contributions	**56,000**	**3,164**	**—**	102,000	2,814	—
Benefits paid	**(61,796)**	**(3,164)**	**(7,673)**	(58,541)	(2,814)	(7,835)
Market value of plan assets at end of year	**1,030,044**	**—**	**38,459**	1,366,043	—	52,168
Funded status at year end	**$ (129,407)**	**$(42,097)**	**$(26,978)**	$ (165,154)	$(49,530)	$(32,058)
Weighted-average assumptions (benefit obligation):						
Discount rate	**5.25%**	**5.25%**	**5.25%**	3.00%	3.00%	3.00%
Weighted-average rate of compensation increase	**3.25%**	**3.25%**	**N/A**	3.25%	3.25%	N/A

Estimated funding for the plans above during calendar year 2023 is expected to be approximately $59 million, of which $56 million pertains to the retirement plan. Management monitors plan assets and liabilities and may, at its discretion, increase plan funding levels above the minimum in order to achieve a desired funded status and avoid or minimize potential benefit restrictions.

The accumulated benefit obligation for the retirement plan and the SERP is presented below:

	December 31,	
(Thousands of dollars)	**2022**	2021
Retirement plan	**$1,074,493**	$1,395,773
SERP	**39,263**	46,885

Benefits expected to be paid for pension, SERP, and PBOP over the next 10 years are as follows:

(Millions of dollars)	2023	2024	2025	2026	2027	2028-2032
Pension	$65.0	$67.0	$68.0	$69.0	$71.0	$377.0
SERP	3.3	3.3	3.2	3.1	3.1	14.6
PBOP	5.1	5.2	5.2	5.1	5.2	25.6

No assurance can be made that actual funding and benefits paid will match these estimates.

For PBOP measurement purposes, the per capita cost of the covered health care benefits medical rate trend assumption is 6.0%, declining to 4.5%. Specific contributions are made for health care benefits of employees who retire after 1988, but Southwest pays all covered health care costs for employees who retired prior to 1989. The medical trend rate assumption noted above applies to the benefit obligations of pre-1989 retirees only.

The service cost component of net periodic benefit costs included in the table below is part of an overhead loading process associated with the cost of labor. The overhead process ultimately results in allocation of that portion of overall net periodic benefit costs to the same accounts to which productive labor is charged. As a result, service costs become components of various accounts, primarily Operations and maintenance expense, Net regulated operations plant, and Deferred charges and other assets for both the Company and Southwest. The non-service cost components of net periodic benefit cost are reflected in Other income (deductions) on the Consolidated Statements of Income of each entity, based on accounting guidance for the presentation of such costs.

Components of net periodic benefit cost:

(Thousands of dollars)	Qualified Retirement Plan			SERP			PBOP		
	2022	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Service cost	**$ 44,110**	$ 41,159	$ 34,299	**$ 424**	$ 526	$ 389	**$ 1,941**	$ 1,691	$ 1,581
Interest cost	**45,006**	40,432	45,555	**1,441**	1,431	1,604	**2,452**	2,193	2,582
Expected return on plan assets	**(79,913)**	(72,352)	(65,296)	**—**	—	—	**(3,228)**	(3,239)	(3,408)
Amortization of prior service cost	**—**	—	—	**—**	—	—	**175**	959	1,155
Amortization of net actuarial loss	**32,468**	41,955	36,025	**2,350**	2,642	1,805	**—**	—	—
Net periodic benefit cost	**$ 41,671**	$ 51,194	$ 50,583	**$4,215**	$4,599	$3,798	**$ 1,340**	$ 1,604	$ 1,910
Weighted-average assumptions (net benefit cost)									
Discount rate	**3.00%**	2.75%	3.50%	**3.00%**	2.75%	3.50%	**3.00%**	2.75%	3.50%
Expected return on plan assets	**6.50%**	6.50%	6.75%	**N/A**	N/A	N/A	**6.50%**	6.50%	6.75%
Weighted-average rate of compensation increase	**3.25%**	3.00%	3.25%	**3.25%**	3.00%	3.25%	**N/A**	N/A	N/A

Other Changes in Plan Assets and Benefit Obligations Recognized in Net Periodic Benefit Cost and Other Comprehensive Income

	Year Ended December 31,											
(Thousands of dollars)	**2022**				2021				2020			
	Total	Qualified Retirement Plan	SERP	PBOP	Total	Qualified Retirement Plan	SERP	PBOP	Total	Qualified Retirement Plan	SERP	PBOP
Net actuarial loss (gain)[a]	$ (4,079)	$ 11,049	$(6,133)	$(8,995)	$(59,176)	$(54,892)	$(3,245)	$(1,039)	$ 57,539	$ 45,665	$ 7,240	$ 4,634
Amortization of prior service cost[b]	(175)	—	—	(175)	(959)	—	—	(959)	(1,155)	—	—	(1,155)
Amortization of net actuarial loss[b]	(34,818)	(32,468)	(2,350)	—	(44,597)	(41,955)	(2,642)	—	(37,830)	(36,025)	(1,805)	—
Prior service cost	—	—	—	—	—	—	—	—	—	—	—	—
Regulatory adjustment	28,232	19,062	—	9,170	88,194	86,196	—	1,998	(7,435)	(3,956)	—	(3,479)
Recognized in other comprehensive (income) loss	(10,840)	(2,357)	(8,483)	—	(16,538)	(10,651)	(5,887)	—	11,119	5,684	5,435	—
Net periodic benefit costs recognized in net income	47,226	41,671	4,215	1,340	57,397	51,194	4,599	1,604	56,291	50,583	3,798	1,910
Total of amount recognized in net periodic benefit cost and other comprehensive (income) loss	$ 36,386	$ 39,314	$(4,268)	$ 1,340	$ 40,859	$ 40,543	$(1,288)	$ 1,604	$ 67,410	$ 56,267	$ 9,233	$ 1,910

The table above discloses the net gain or loss and prior service cost recognized in Other comprehensive income, separated into (a) amounts initially recognized in Other comprehensive income, and (b) amounts subsequently recognized as adjustments to Other comprehensive income as those amounts are amortized as components of net periodic benefit cost. See also **Note 6 – Other Comprehensive Income and Accumulated Other Comprehensive Income ("AOCI")**.

The following table sets forth, by level within the three-level fair value hierarchy, the fair values of the assets of the qualified pension plan and the PBOP as of December 31, 2022 and 2021. The SERP has no assets.

(Thousands of dollars)	December 31,					
	2022			2021		
	Qualified Retirement Plan	PBOP	Total	Qualified Retirement Plan	PBOP	Total
Assets at fair value:						
Level 1 – Quoted prices in active markets for identical financial assets						
Mutual funds	$ —	$31,631	$ 31,631	$ —	$35,194	$ 35,194
Total Level 1 Assets[1]	—	31,631	31,631	—	35,194	35,194
Level 2 – Significant other observable inputs						
Commingled trust equity funds[2]						
Global	266,368	1,673	268,041	373,936	4,538	378,474
International	117,976	741	118,717	158,461	1,923	160,384
U.S. equity securities	184,300	1,159	185,459	279,062	3,386	282,448
Emerging markets	62,436	392	62,828	82,004	995	82,999
Commingled trust fixed income funds[3]	390,070	2,450	392,520	463,942	5,630	469,572
Pooled funds and mutual funds	6,359	412	6,771	5,979	500	6,479
Government fixed income and mortgage backed securities	159	1	160	196	2	198
Total Level 2 assets[4]	1,027,668	6,828	1,034,496	1,363,580	16,974	1,380,554
Total Plan assets at fair value	1,027,668	38,459	1,066,127	1,363,580	52,168	1,415,748
Insurance company general account contracts[5]	2,376	—	2,376	2,463	—	2,463
Total Plan assets	$1,030,044	$38,459	$1,068,503	$1,366,043	$52,168	$1,418,211

[1] The Mutual funds category above is a balanced fund that invests in a diversified portfolio of common stocks, preferred stocks, and fixed-income securities. Under normal circumstances the balanced fund will hold no more than 75%, and no less than 25%, of its total assets in equity securities. The fund seeks regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

[2] The commingled trust equity funds include common collective trusts that invest in a diversified portfolio of securities regularly traded on securities exchanges. These funds are shown in the above table at net asset value ("NAV"), which is the value of securities in the fund less the amount of any liabilities outstanding. Strategies employed by the funds include investment in:

- Global equities, including domestic equities

- International developed countries equities

- Domestic equities

- Emerging markets equities

Shares in the commingled trust equity funds may be redeemed given one business day notice. While they are trust equity funds and reported at NAV, due to the short redemption notice period, the lack of redemption fees, the fact that the underlying investments are exchange-traded, and that substantial liabilities do not exist subject to the NAV calculation, these investments are viewed as indirectly observable (Level 2) in the fair value hierarchy and are therefore not excluded from the body of the fair value table as a reconciling item.

The global fund provides diversified exposure to global equity markets. The fund seeks to provide long-term capital growth by investing primarily in securities listed on the major developed equity markets of the U.S., Europe, and Asia, as well as within those listed on emerging country equity markets on a tactical basis.

The international fund invests in international financial markets, primarily those of developed economies in Europe and the Pacific Basin. The fund invests primarily in equity securities issued by foreign corporations, but may invest in other securities perceived as offering attractive investment return opportunities.

The domestic equities securities funds include a large and medium capitalization fund and a small capitalization fund. The large and medium capitalization fund is designed to track the performance of the large and medium capitalization companies contained in the index, which represents approximately 90% of the market capitalization of the U.S. stock market. The small capitalization fund is designed to provide maximum long-term appreciation through investments that are well diversified by industry.

The emerging markets fund invests in countries defined as an emerging market country. Fund investments are made directly in each country or, where direct investment is inefficient or prohibited, through appropriate financial instruments or participation in commingled funds. Major emerging markets include Brazil, India, China, and other developing countries around the world.

[3] The commingled trust fixed income funds consist primarily of fixed income debt securities issued by the U.S. Treasury, government agencies, and fixed income debt securities issued by corporations. The fixed income fund investments may include the use of high yield, international fixed income securities and other instruments, including derivatives, to ensure prudent diversification over a broad spectrum of investments. The changes in the value of the fixed income funds are intended to offset the changes in the pension plan liabilities due to changes in the discount rate.

These funds are shown in the above table at NAV. Investments in the commingled trust fixed equity funds may be redeemed given one business day notice. While they are fixed income funds and reported at NAV, due to the short redemption notice period, the lack of redemption fees, the fact that the underlying investments are exchange-traded, and that substantial liabilities do not exist subject to the NAV calculation, these investments are viewed as indirectly observable (Level 2), and are also not excluded from the body of the fair value table as a reconciling item.

[4] With the exception of items (2) and (3), which are discussed above, the Level 2 assets consist mainly of pooled funds and mutual funds. These funds are collective short-term funds that invest in Treasury bills and money market funds and are used as a temporary cash repository.

[5] The insurance company general account contracts are annuity insurance contracts used to pay the pensions of employees who retired prior to 1989. The balance of the account disclosed in the above table is the contract value, which is the result of deposits, withdrawals, and interest credits.

Centuri

Defined Contribution Plans

Centuri offers defined contribution plans under Section 401(k) of the Internal Revenue Code to its eligible employees, regardless of whether they are covered under collective-bargaining agreements. Eligibility requirements vary, as does timing of participation, matching, vesting, and profit-sharing features of the plans. Contributions by Centuri to these plans for the years ended December 31, 2022, 2021, and 2020 were $13 million, $9 million, and $9 million, respectively.

Deferred Compensation Plan

Centuri sponsors a nonqualified deferred compensation plan that is offered to a select group of management and highly-compensated employees. The plan allows participants to defer up to 80% of base salary and provides a match of 100% of contributions up to 5% of a participant's salary. The plan also allows Centuri, at its election, to credit participant accounts with discretionary contributions. Participants are 100% vested in salary deferrals, contributions, and all earnings. Participant accounts include a return based on the performance of the underlying investment options selected. Payments from the plan are designated at each annual enrollment period based on specified triggering events and are payable by lump sum or on an annual installment basis.

Multiemployer Pension Plans

Centuri makes defined contributions to several multiemployer defined benefit pension plans under the terms of collective bargaining agreements ("CBAs") with various unions representing certain employees. Contribution rates are generally specified in the CBAs and are made to the plans on a "pay-as-you-go" basis. Such contributions correspond to the number of union employees and the particular plans in which they participate, and vary depending upon the location, number of ongoing projects, and the need for union resources in connection with those projects.

The risks of participating in multiemployer plans are different from single-employer plans, including: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the multiemployer plan, the unfunded obligations of the plan may become the obligation of the remaining participating employers; and (iii) if a participating employer chooses to stop participating in these multiemployer plans, the employer may be required to pay those plans an amount based on the underfunded status of the plan.

The Pension Protection Act of 2006 requires special funding and operational rules for multiemployer plans in the U.S., including classification of the plans (based on multiple factors, including the funded status of the plan), the most severe of which is "critical." Depending upon the classification, plans may be required to adopt measures to improve their funded status through a funding improvement or rehabilitation plan, which may require additional contributions from employers (in the form of a surcharge on benefit contributions) and/or modification of retiree benefits. The amount of additional funds, if any, that Centuri may be obligated to contribute to these plans in the future cannot be estimated due to the uncertainty regarding future levels of work that may require the utilization of union employees covered by these plans, as well as uncertainty as to the future contribution levels and possible surcharges on contributions that may apply to these plans at that time.

Centuri contributed $71 million, $57.4 million, and $44.3 million collectively to the plans for the years ended December 31, 2022, 2021, and 2020, respectively. Substantially all of the contributions made by Centuri during these years were to U.S. plans that were not classified as critical, and for which no special surcharges were assessed. Eight plans were classified as critical and required special surcharges; the aggregate contributions to these plans were $3.8 million for the year ended December 31, 2022 and were insignificant during the periods ending December 31, 2021 and 2020.

Note 12 – Income Taxes

Southwest Gas Holdings, Inc.:

The following is a summary of income (loss) before taxes and noncontrolling interests for domestic and foreign operations:

	Year ended December 31,		
(Thousands of dollars)	2022	2021	2020
U.S.	$(302,581)	$221,507	$282,489
Foreign	29,244	25,343	22,249
Total income (loss) before income taxes	$(273,337)	$246,850	$304,738

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
(Thousands of dollars)	2022	2021	2020
Current:			
Federal	$ (949)	$ (2,872)	$ 6,287
State	7,123	(11,516)	8,617
Foreign	9,089	6,524	4,666
	15,263	(7,864)	19,570
Deferred:			
Federal	(76,984)	39,117	44,547
State	(12,828)	8,239	414
Foreign	(1,104)	156	1,222
	(90,916)	47,512	46,183
Total income tax expense (benefit)	$(75,653)	$ 39,648	$65,753

Deferred income tax expense (benefit) consists of the following significant components:

	Year Ended December 31,		
(Thousands of dollars)	2022	2021	2020
Deferred federal and state:			
Property-related items	$ 41,191	$ 35,072	$50,504
Purchased gas cost adjustments	76,306	73,613	(5,726)
Employee benefits	12,223	(1,484)	459
Regulatory adjustments	(15,482)	(10,101)	(9,885)
Deferred payroll taxes	(6,344)	(6,344)	(9,055)
Deferred revenue	5,751	6,021	588
Net operating loss	(120,704)	(64,981)	2,331
Goodwill impairment	(105,507)	—	—
Alternative minimum tax	—	—	4,409
All other deferred	21,669	15,768	12,610
Total deferred federal and state	(90,897)	47,564	46,235
Deferred ITC, net	(19)	(52)	(52)
Total deferred income tax expense (benefit)	$ (90,916)	$ 47,512	$46,183

References above and below to Deferred payroll taxes relate to the employer portion of Social Security tax, for which deferment of remittance was permissible under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act.

A reconciliation of the U.S. federal statutory rate to the consolidated effective tax rate (and the sources of these differences and the effect of each) are summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
Net state taxes	3.2	1.0	3.0
Tax credits	0.2	(0.5)	(0.5)
Company-owned life insurance	(0.8)	(1.1)	(0.8)
Amortization of excess deferred taxes	5.2	(4.3)	(0.8)
All other differences	(1.1)	—	(0.3)
Consolidated effective income tax rate	27.7%	16.1%	21.6%

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	December 31,	
	2022	2021
Deferred tax assets:		
Deferred income taxes for future amortization of ITC and excess deferred taxes	$ 109,093	$ 116,496
Employee benefits	29,307	39,181
Net operating losses	223,557	102,853
Deferred payroll taxes	—	6,344
Lease-related item	19,745	18,462
Goodwill impairment	105,507	—
Other	13,197	12,149
Valuation allowance	(2,197)	(4,902)
	498,209	290,583
Deferred tax liabilities:		
Property-related items, including accelerated depreciation	873,328	843,559
Regulatory balancing accounts	154,124	77,818
Debt-related costs	(2,365)	2,277
Intangibles	105,668	97,860
Lease-related item	21,164	17,254
Other	28,275	20,562
	1,180,194	1,059,330
Net noncurrent deferred tax liabilities	$ 681,985	$ 768,747

Net noncurrent deferred tax liabilities above at December 31, 2022 and 2021 are reflected net of $82,000 and $121,000 of noncurrent deferred tax assets associated with the Company's Canadian operations, which are shown separately on the Company's Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	December 31,	
	2022	2021
Unrecognized tax benefits at beginning of year	$2,629	$1,928
Gross increases – tax positions in prior period	389	442
Gross increases – current period tax positions	54	259
Gross decreases – current period tax positions	—	—
Settlements	—	—
Lapse in statute of limitations	—	—
Unrecognized tax benefits at end of year	$3,072	$2,629

Southwest Gas Corporation:

The following is a summary of income before taxes:

(Thousands of dollars)	Year ended December 31,		
	2022	2021	2020
Total income before income taxes	$184,921	$216,473	$194,873

Income tax expense (benefit) consists of the following:

(Thousands of dollars)	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ (78)	$ (3,643)	$ (4,678)
State	7,805	(6,556)	(179)
	7,727	(10,199)	(4,857)
Deferred:			
Federal	23,710	36,842	38,561
State	(896)	2,695	2,051
	22,814	39,537	40,612
Total income tax expense	$30,541	$ 29,338	$35,755

Deferred income tax expense (benefit) consists of the following significant components:

(Thousands of dollars)	Year Ended December 31,		
	2022	2021	2020
Deferred federal and state:			
Property-related items	$ 29,633	$ 23,077	$36,029
Purchased gas cost adjustments	76,306	73,613	(5,726)
Employee benefits	5,332	5,508	11,437
Regulatory adjustments	(15,482)	(10,101)	(9,885)
Deferred payroll taxes	(892)	(892)	(1,810)
Alternative minimum tax	—	—	4,409
Net operating loss	(76,080)	(59,119)	—
All other deferred	4,016	7,503	6,210
Total deferred federal and state	22,833	39,589	40,664
Deferred ITC, net	(19)	(52)	(52)
Total deferred income tax expense	$ 22,814	$ 39,537	$40,612

A reconciliation of the U.S. federal statutory rate to the consolidated effective tax rate (and the sources of these differences and the effect of each) are summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
Net state taxes	1.6	0.3	1.7
Tax credits	(0.3)	(0.6)	(0.7)
Company-owned life insurance	0.6	(0.9)	(1.0)
Amortization of excess deferred taxes	(6.9)	(4.9)	(1.3)
All other differences	0.5	(1.3)	(1.4)
Effective income tax rate	16.5%	13.6%	18.3%

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	December 31,	
	2022	2021
Deferred tax assets:		
Deferred income taxes for future amortization of ITC and excess deferred taxes	$ 94,273	$101,133
Employee benefits	(12,604)	(4,671)
Net operating losses	135,200	59,119
Deferred payroll taxes	—	892
Other	2,512	6,777
Valuation allowance	—	(22)
	219,381	163,228
Deferred tax liabilities:		
Property-related items, including accelerated depreciation	733,011	703,374
Regulatory balancing accounts	154,124	77,818
Debt-related costs	2,062	2,277
Other	14,132	18,587
	903,329	802,056
Net deferred tax liabilities	$683,948	$638,828

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	December 31,	
	2022	2021
Unrecognized tax benefits at beginning of year	$2,362	$1,793
Gross increases – tax positions in prior period	259	310
Gross decreases – tax positions in prior period	—	—
Gross increases – current period tax positions	23	259
Gross decreases – current period tax positions	—	—
Settlements	—	—
Lapse in statute of limitations	—	—
Unrecognized tax benefits at end of year	$2,644	$2,362

In assessing whether uncertain tax positions should be recognized in its financial statements, management first determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluations of whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. For tax positions that meet the more-likely-than-not recognition threshold, management measures the amount of benefit recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Unrecognized tax benefits are recognized in the first financial reporting period in which information becomes available indicating that such benefits will more-likely-than-not be realized. For each reporting period, management applies a consistent methodology to measure unrecognized tax benefits, and all unrecognized tax benefits are reviewed periodically and adjusted as circumstances warrant. Measurement of unrecognized tax benefits is based on management's assessment of all relevant information, including prior audit experience, the status of audits, conclusions of tax audits, lapsing of applicable statutes of limitation, identification of new issues, and any administrative guidance or developments.

At December 31, 2022, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $3.1 million for the Company and $2.6 million for Southwest. No significant increases or decreases in unrecognized tax benefits are expected within the next 12 months.

The Company and Southwest recognize interest expense and income and penalties related to income tax matters in income tax expense. There was $0, $21,000, and $523,000 of tax-related interest income for 2022, 2021, and 2020, respectively.

The Company's regulated operations accounting for income taxes is impacted by the FASB's ASC Topic 980 – *Regulated Operations*. Reductions in accumulated deferred income tax balances due to the reduction in the corporate income tax rates to 21% under the provisions of the Tax Cuts and Jobs Act (the "TCJA"), enacted in December 2017, may continue to result in a refund of excess deferred taxes to customers, generally through reductions in future rates. The TCJA included provisions that stipulate how these excess deferred taxes may be passed back to customers for certain accelerated tax depreciation benefits. The December 31, 2022 Consolidated Balance Sheets of Southwest and the Company reflect the impact of the TCJA and the remaining unamortized balance of the regulatory liability (including a gross-up), barring further changes to income tax rates. See also **Note 5 – Regulatory Assets and Liabilities**.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and in various states, as well as separate returns in Canada. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or Canadian income tax examinations for years before 2018.

The Company and each of its subsidiaries, including Southwest, participate in a tax sharing agreement to establish the method for allocating tax benefits and losses among members of the consolidated group. The consolidated federal income tax is apportioned among the subsidiaries using a separate return method.

The acquisition of MountainWest by the Company was a taxable transaction for U.S. federal and state income tax purposes. As a result, the Company obtained a step-up in the basis of the assets acquired (as determined for income tax purposes), without succeeding to the holding period, accounting methods, or historical income tax liabilities associated with MountainWest. Accordingly, the deferred income taxes were redetermined on the date of acquisition, December 31, 2021.

At December 31, 2022, the Company has a U.S. federal net operating loss carryforward of $932.8 million. The Company also has general business credits of $4 million, which begin to expire in 2041. The Company has no capital loss carryforwards. At December 31, 2022, the Company has an income tax net operating loss carryforward related to Canadian operations of $21.2 million, which begins to expire in 2034. As of the same date, the Company has $519 million of state net operating loss carryforwards. Depending on the jurisdiction in which the state net operating loss was generated, the carryforwards will begin to expire in 2031.

Management intends to continue to permanently reinvest any future foreign earnings in Canada.

Note 13 – Segment Information

The Company's operating segments are determined based on the nature of their activities. The natural gas distribution segment is engaged in the business of purchasing, distributing, and transporting natural gas. The utility infrastructure services segment is primarily engaged in the business of providing gas and electric providers installation, replacement, repair, and maintenance of energy networks. Although the utility infrastructure services operations are geographically dispersed, they are aggregated and reported as a single segment as each reporting unit has similar economic characteristics. Over 99% of the total Company's long-lived assets are in the U.S. The pipeline and storage segment (sold in 2023) is primarily engaged in the business of providing interstate transportation and underground storage services, primarily composed of regulated operations under the jurisdiction of the FERC.

The accounting policies of the reported segments are the same as those described within **Note 1 – Background, Organization, and Summary of Significant Accounting Policies**. Centuri accounts for the services provided to Southwest at contractual prices at contract inception. Accounts receivable for these services, which are not eliminated during consolidation, are presented in the table below:

	December 31,	
(Thousands of dollars)	**2022**	2021
Accounts receivable for Centuri services	**$18,067**	$15,166

The following table presents the amount of revenues by geographic area:

(Thousands of dollars)	December 31,		
	2022	2021	2020
Revenues[a]			
United States	$4,637,557	$3,411,018	$3,057,041
Canada	322,452	269,433	241,832
Total	$4,960,009	$3,680,451	$3,298,873

[a]   Revenues are attributed to countries based on the location of customers.

The Company has three reportable segments beginning in 2021: natural gas distribution, utility infrastructure services, and pipeline and storage. In order to reconcile to net income as disclosed in the Consolidated Statements of Income, an Other column is included associated with impacts of corporate and administrative activities related to Southwest Gas Holdings, Inc. The financial information pertaining to each segment as of and for the three years ended December 31, 2022, 2021, and 2020 are as follows:

(Thousands of dollars)	Year Ended December 31, 2022				
	Natural Gas Distribution	Utility Infrastructure Services	Pipeline and Storage	Other	Total
Revenues from external customers	$1,935,069	$2,625,669	$ 264,613	$ —	$ 4,825,351
Intersegment sales	—	134,658	—	—	134,658
Total	$1,935,069	$2,760,327	$ 264,613	$ —	$ 4,960,009
Interest income	$ 16,183	$ —	$ —	$ —	$ 16,183
Interest expense	$ 115,880	$ 61,371	$ 18,185	$ 47,314	$ 242,750
Depreciation and amortization	$ 263,043	$ 155,353	$ 52,059	$ —	$ 470,455
Income tax expense (benefit)	$ 30,541	$ 5,727	$ (89,668)	$(22,253)	$ (75,653)
Segment net income (loss)	$ 154,380	$ 2,065	$ (283,733)	$(76,002)	$ (203,290)
Segment assets*	$8,803,681	$2,642,272	$1,743,349	$ 7,312	$13,196,614
Capital expenditures	$ 683,131	$ 130,166	$ 46,124	$ —	$ 859,421

*   The segment assets of the Pipeline and Storage segment represented by MountainWest have been reclassified, as of December 31, 2022, as current assets held for sale on the Company's Consolidated Balance Sheet. See **Note 15 – Acquisitions and Dispositions** for additional information.

(Thousands of dollars)	Year Ended December 31, 2021				
	Natural Gas Distribution	Utility Infrastructure Services	Pipeline and Storage	Other	Total
Revenues from external customers	$1,521,790	$2,056,315	$ —	$ —	$ 3,578,105
Intersegment sales	—	102,346	—	—	102,346
Total	$1,521,790	$2,158,661	$ —	$ —	$ 3,680,451
Interest income	$ 5,113	$ —	$ —	$ —	$ 5,113
Interest expense	$ 97,560	$ 20,999	$ —	$ 639	$ 119,198
Depreciation and amortization	$ 253,398	$ 117,643	$ —	$ —	$ 371,041
Income tax expense	$ 29,338	$ 18,776	$ —	$ (8,466)	$ 39,648
Segment net income (loss)	$ 187,135	$ 40,420	$ —	$(26,776)	$ 200,779
Segment assets	$7,950,263	$2,579,748	$2,187,582	$ 47,664	$12,765,257
Capital expenditures	$ 601,983	$ 113,643	$ —	$ —	$ 715,626

(Thousands of dollars)	Year Ended December 31, 2020			
	Natural Gas Distribution	Utility Infrastructure Services	Other	Total
Revenues from external customers	$1,350,585	$1,813,429	$ —	$3,164,014
Intersegment sales	—	134,859	—	134,859
Total	$1,350,585	$1,948,288	$ —	$3,298,873
Interest income	$ 4,015	$ —	$ —	$ 4,015
Interest expense	$ 101,148	$ 9,269	$ 1,060	$ 111,477
Depreciation and amortization	$ 235,295	$ 96,732	$ —	$ 332,027
Income tax expense	$ 35,755	$ 31,128	$(1,130)	$ 65,753
Segment net income (loss)	$ 159,118	$ 74,862	$(1,656)	$ 232,324
Segment assets	$7,256,636	$1,475,237	$ 3,980	$8,735,853
Capital expenditures	$ 692,216	$ 132,889	$ —	$ 825,105

The corporate and administrative activities for Southwest Gas Holdings, Inc. in 2022 and 2021 include expenses incurred to acquire MountainWest (2021 only), as well as shareholder activism costs, costs related to the strategic review, the settlement agreement with the Icahn Group, and the most significant individual amount being the financing costs for the MountainWest acquisition in 2022, collectively net of tax impacts.

Note 14 – Redeemable Noncontrolling Interests

In connection with the acquisition of Linetec in November 2018, the previous owner retained a 20% equity interest in Linetec, the reduction of which is subject to certain rights based on the passage of time or upon the occurrence of certain triggering events. Effective January 2022, the Company, by means of Centuri, has the right, but not the obligation, to purchase at fair value (subject to a floor) a portion of the interest held by the noncontrolling party, and in incremental amounts each year thereafter. In March 2022, the parties agreed to a partial redemption based on these provisions, and as a result, Centuri paid $39.6 million to the previous owner of Linetec for a 5% equity interest in Linetec, thereby reducing the balance continuing to be redeemable to 15% under the terms of the original agreement. In order to fund the redemption, Southwest Gas Holdings, Inc. contributed capital to Centuri. The shares subject to the election accumulate (if earlier elections are not made) such that 100% of the interest retained by the noncontrolling party is subject to the election beginning in 2024. If the Company does not exercise its rights at each or any of the specified intervals, the noncontrolling party has the ability, but not the obligation, to exit their investment retained, by requiring Centuri to purchase a similar portion of their interest up to the maximum cumulative amounts specified at each interval discussed above. The outstanding noncontrolling interest is not subject to minimum purchase provisions and, following the eligibility dates for the elections, they do not expire. The redemption price represents the greater of fair value of the ownership interest to be redeemed on the redemption date or a floor amount under the terms of the agreement. The Company has determined that this noncontrolling interest is a redeemable noncontrolling interest and, in accordance with SEC guidance, is classified as mezzanine equity (temporary equity) in the Company's Consolidated Balance Sheets.

In November 2021, certain members of Riggs Distler management acquired a 1.42% interest in Drum Parent LLC ("Drum"), which is subject to certain rights based on the passage of time or upon the occurrence of certain triggering events. Effective January 2027 and each calendar year thereafter or upon the occurrence of certain triggering events, the Company, through Centuri, has the right, but not the obligation, to purchase all of the interest held by the noncontrolling party at fair value. If the Company does not exercise its rights in accordance with the timeline noted, or upon the occurrence of certain other triggering events, the noncontrolling party has the ability, but not the obligation, to exit their investment retained by requiring Centuri to purchase all of their outstanding interest. The outstanding noncontrolling interest is not subject to minimum purchase provisions and, following the eligibility date for the election, they do not expire. The redemption price represents the fair value of the ownership interest to be redeemed on the redemption date under the terms of the agreement. A portion of the redeemable noncontrolling interest acquired was funded through promissory notes made to noncontrolling interest holders bearing interest at the prime rate plus 2%. The promissory notes are payable by the noncontrolling interest holders upon certain triggering events including, but not limited to, termination of employment or the redemption of any interest under the agreement. The promissory notes are recognized as a reduction to the Company's stockholders' equity. Additionally, the Company has determined that this noncontrolling interest is a redeemable noncontrolling interest and, in accordance with SEC guidance, is classified as mezzanine equity (temporary equity) in the Company's Consolidated Balance Sheets.

Significant changes in the value of the total redeemable noncontrolling interests, above a floor determined at the establishment date, are recognized as they occur, and the carrying value is adjusted as necessary at each reporting date. The fair value is estimated using a market approach that utilizes certain financial metrics from guideline public companies of similar industry and operating characteristics. Based on the fair value model employed, the estimated redemption value of the Linetec redeemable noncontrolling interest decreased by approximately $3.3 million during the year ended December 31, 2022. Adjustment to the redemption value also impacted retained earnings, as reflected in the Company's Consolidated Statement of Equity, but did not impact net income.

The following depicts changes to the balances of the redeemable noncontrolling interests:

(Thousands of dollars)	Linetec	Drum	Total
Balance, December 31, 2020	$165,716	$ —	$165,716
Redeemable noncontrolling interest acquired	—	12,562	12,562
Net income attributable to redeemable noncontrolling interests	6,416	7	6,423
Redemption value adjustments	12,016	—	12,016
Balance, December 31, 2021	184,148	12,569	196,717
Net income attributable to redeemable noncontrolling interests	5,591	15	5,606
Redemption value adjustments	(3,325)	—	(3,325)
Redemption of equity interest from noncontrolling party	(39,649)	—	(39,649)
Balance, December 31, 2022	$146,765	$12,584	$159,349

Note 15 – Acquisitions and Dispositions

Acquisitions

In August 2021, the Company, through its subsidiaries, led principally by Centuri, completed the acquisition of Drum, including its primary subsidiary, Riggs Distler. Additionally, in December 2021, the Company completed the acquisition of the MountainWest entities. During the year ended December 31, 2022, MountainWest recorded measurement period adjustments of $28.2 million, primarily due to a final post-closing payment; as a result, goodwill was reduced by that amount. The purchase accounting for both acquisitions was finalized in 2022. The following unaudited pro forma financial information reflects the consolidated results of operations of the Company assuming the Riggs Distler and MountainWest acquisitions had taken place on January 1, 2020. The most significant pro forma adjustments relate to: (i) reflecting approximately $48.7 million in transaction costs in the year ended December 31, 2020, and excluding such costs from the year ended December 31, 2021, and (ii) reflecting incremental interest expense of $48.4 million in 2021, and approximately $52.1 million in the comparable 2020 period. The pro forma financial information has been prepared for comparative purposes only, and is not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the periods presented or of what results may be in the future, for a number of reasons. The reasons include, but are not limited to, differences between the assumptions used to prepare the pro forma information, potential cost savings from operating efficiencies, nor the impact of incremental costs incurred in integrating the businesses.

Amounts below are in millions of dollars, except per share amounts.

	Unaudited Year Ended December 31,	
	2021	2020
Total operating revenues	$4,236	$3,980
Net income attributable to Southwest Gas Holdings, Inc.	$ 278	$ 276
Basic earnings per share	$ 4.70	$ 4.93
Diluted earnings per share	$ 4.69	$ 4.93

Dispositions

In December 2022, the Company announced that the Board unanimously determined to take strategic actions to simplify the Company's portfolio of businesses. These actions included entering into a definitive agreement to sell 100% of MountainWest in an all-cash transaction to Williams for $1.5 billion in total enterprise value, subject to certain adjustments. Additionally, the Company determined it will pursue a spin-off of Centuri to form a new independent publicly traded utility infrastructure services company. The MountainWest transaction closed on February 14, 2023. Upon close, the Company is expected to provide certain services to Williams under a transition services agreement for a brief period, generally not beyond six months. The Centuri spin-off is expected to be completed in the fourth quarter of 2023 or the first quarter of 2024 and to be tax free to the Company and its stockholders for U.S. federal income tax purposes. The separation will be subject to, among other things, finalizing the transaction structure, final approval by the Board, approval by the ACC, the receipt of a favorable IRS private letter ruling relating to the tax-free nature of the transaction, and the effectiveness of a registration statement that will be filed with the SEC.

As a result of entering into a definitive agreement to sell MountainWest and considering other factors, the Company determined that MountainWest met criteria to be characterized as held for sale as of December 31, 2022, and as a result, MountainWest's assets and liabilities, excluding income tax related balances, have been presented as held for sale on the Company's consolidated balance sheet. The MountainWest sale did not meet the criteria for reporting discontinued operations as the sale did not represent a strategic shift that would have a major effect on the Company's operations or financial results. Company management considered the estimated proceeds, which were below the carrying value of the disposal group, and determined that the loss on disposal was attributable to goodwill, resulting in an impairment loss of $449.6 million. The goodwill impairment loss is reported in Goodwill impairment and cost to sell on the Company's Consolidated Statement of Income for the year ended December 31, 2022. The Company believes that the sale price of

$1.5 billion, as adjusted for indebtedness and other estimated adjustments per the purchase and sale agreement, provided a reasonable indication of the fair value of MountainWest as it represents an exit price in an orderly transaction between market participants. While the fair value was estimated based on the closing statement from the sale of MountainWest, it is subject to certain adjustments, including a post-closing payment related to final working capital balances. The amount of such post-closing payment is not determinable at this time. The Company estimated the working capital balances as of February 14, 2023; however, these amounts are subject to change and could result in additional losses in the second quarter of 2023 when working capital is finalized. The Company recorded an additional loss of approximately $5.8 million, attributable to estimated selling costs, which is also included in Goodwill impairment and cost to sell on the Company's Consolidated Statement of Income for the year ended December 31, 2022.

The carrying amounts of major classes of assets and liabilities relating to MountainWest, all of which are classified as current and reported as held for sale in the Company's Consolidated Balance Sheets, are as follows:

(Thousands of dollars)	
Regulated operations plant, net of accumulated depreciation of $907 million	$ 957,729
Other property and investments	49,546
Other current assets[1]	188,629
Goodwill, net of accumulated impairment of $449.6 million	508,395
Deferred charges and other assets[2]	39,050
Total assets	1,743,349
Less: cost to sell	5,819
Total current assets, held for sale	$1,737,530
Other current liabilities[3]	$ 55,188
Long-term debt	448,862
Other deferred credits and liabilities[3]	140,195
Total current liabilities, held for sale	$ 644,245

[1] Includes cash and cash equivalents of $23.8 million, regulatory assets of $2.2 million, and "in-kind" system gas imbalance of $116.6 million due to a significant increase in natural gas prices in December 2022.
[2] Includes regulatory assets of $30.1 million.
[3] Includes $18.9 million of regulatory liabilities included in Other current liabilities, and $139 million of regulatory liabilities included in Other deferred credits and liabilities (including $60.2 million related to regulatory excess deferred/other taxes and gross-up and $58.8 million of accumulated removal costs).

The pretax loss for MountainWest for the year ended December 31, 2022 was $373 million, due to the goodwill impairment recognized.

On September 22, 2022, the FERC issued an order initiating an investigation, pursuant to section 5 of the Natural Gas Act, to determine whether rates currently charged by MountainWest Overthrust Pipeline, LLC, a subsidiary of MountainWest, are just and reasonable and setting the matter for hearing (the "Section 5 Rate Case"). Unless earlier settled by the parties, a hearing on the matter is to commence on August 1, 2023 with an initial decision from the presiding administrative law judge due by November 14, 2023. Under the terms of the MountainWest Purchase Agreement, the Company is obligated, for a period of four years following the closing of the sale of MountainWest, to indemnify Williams and MountainWest for any damages and liabilities resulting from the Section 5 Rate Case, including any reduction to the current applicable rate, up to a cap of $75 million. Williams has agreed that it will not enter into any settlement of the Section 5 Rate Case that will result in any damages being paid by the Company under such indemnity without the prior written consent of the Company (which consent shall not be unreasonably withheld). The range of loss, if any, that could result from this matter cannot currently be estimated.

MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Southwest Gas Holdings, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Southwest Gas Holdings, Inc. management, including the principal executive officer and principal financial officer, an evaluation was conducted of the effectiveness of internal control over financial reporting based on the *"Internal Control – Integrated Framework"* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon management's evaluation under such framework, management concluded that internal control over financial reporting was effective as of December 31, 2022. The effectiveness of internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Management of Southwest Gas Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Southwest Gas Corporation management, including the principal executive officer and principal financial officer, an evaluation was conducted of the effectiveness of internal control over financial reporting based on the *"Internal Control – Integrated Framework"* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon management's evaluation under such framework, management concluded that Southwest Gas Corporation's internal control over financial reporting was effective as of December 31, 2022. This annual report does not include a report of Southwest Gas Corporation's registered public accounting firm regarding internal control over financial reporting pursuant to rules of the Securities and Exchange Commission that permit Southwest Gas Corporation to provide only this management's report in this annual report.

February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Southwest Gas Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Southwest Gas Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Reports on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities

As described in Note 5 to the consolidated financial statements, the Company's net regulatory assets were $195 million as of December 31, 2022. The Company is subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission and the Federal Energy Regulatory Commission. Accounting treatment for rate-regulated entities allows for deferral as regulatory assets, costs that otherwise would be expensed, if it is probable that future recovery from customers will occur. As disclosed by management, they review the regulatory assets to assess their recoverability. If rate recovery is no longer probable, due to competition or the actions of regulators, management is required to write-off the related regulatory asset. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be refunded to customers through the ratemaking process.

The principal considerations for our determination that performing procedures relating to regulatory assets and liabilities is a critical audit matter are (i) the significant judgment by management in the ongoing evaluation of regulatory assets and liabilities and in applying guidance contained in regulatory proceedings and other relevant evidence, including the timing of recognition of regulatory assets and liabilities; and (ii) the significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's judgments about the probability of recovery of regulatory assets and refund of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovery of regulatory assets, refund of regulatory liabilities, and disclosure impacts. These procedures also included, among others (i) obtaining the Company's correspondence with regulators; (ii) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and refund of regulatory liabilities based on the status of regulatory proceedings; and (iii) evaluating the related accounting and disclosure implications.

/s/ PricewaterhouseCoopers LLP
Las Vegas, Nevada
February 28, 2023

We have served as the Company's or its predecessor's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Southwest Gas Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities

As described in Note 5 to the consolidated financial statements, the Company's net regulatory assets were $195 million as of December 31, 2022. The Company is subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission and the Federal Energy Regulatory Commission. Accounting treatment for rate-regulated entities allows for deferral as regulatory assets, costs that otherwise would be expensed, if it is probable that future recovery from customers will occur. As disclosed by management, they review the regulatory assets to assess their recoverability. If rate recovery is no longer probable, due to competition or the actions of regulators, management is required to write-off the related regulatory asset. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be refunded to customers through the ratemaking process.

The principal considerations for our determination that performing procedures relating to regulatory assets and liabilities is a critical audit matter are (i) the significant judgment by management in the ongoing evaluation of regulatory assets and liabilities and in applying guidance contained in regulatory proceedings and other relevant evidence, including the timing of recognition of regulatory assets and liabilities; and (ii) the significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's judgments about the probability of recovery of regulatory assets and refund of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovery of regulatory assets, refund of regulatory liabilities, and disclosure impacts. These procedures also included, among others (i) obtaining the Company's correspondence with regulators; (ii) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and refund of regulatory liabilities based on the status of regulatory proceedings; and (iii) evaluating the related accounting and disclosure implications.

/s/ PricewaterhouseCoopers LLP
Las Vegas, Nevada
February 28, 2023

We have served as the Company's auditor since 2002.

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Board of Directors and Officers

DIRECTORS

E. Renae Conley
Chicago, Illinois
Chair of the Board
Southwest Gas Holdings, Inc.
Chief Executive Officer
ER Solutions, LLC
Former Utility Company Executive

Andrew W. Evans
Chatham, Massachusetts
Retired Utility Company Executive
Southern Company

Karen S. Haller
Las Vegas, Nevada
President and Chief Executive Officer
Southwest Gas Holdings, Inc.
Chief Executive Officer
Southwest Gas Corporation

Jane Lewis-Raymond
Moultonborough, New Hampshire
Principal
Hilltop Strategies
Retired Executive
Piedmont Natural Gas Company, Inc.

Henry P. Linginfelter
St. Simons Island, Georgia
Retired Executive
Southern Company Gas

Anne L. Mariucci
Scottsdale, Arizona
Private Investor
Retired Real Estate Development
and Homebuilding Executive

Carlos A. Ruisanchez
Las Vegas, Nevada
Co-founder
Sorelle Capital

Ruby Sharma
Princeton Junction, New Jersey
Former Partner
EY LLP

Andrew J. Teno
Coral Gables, Florida
Portfolio Manager
Icahn Capital

A. Randall Thoman
Las Vegas, Nevada
Principal
Thoman International, LLC
Retired Partner
Deloitte & Touche LLP

Leslie T. Thornton
Alexandria, Virginia
Retired Executive
WGL Holdings, Inc. &
Washington Gas Light Company

EXECUTIVE OFFICERS

Karen S. Haller
President and
Chief Executive Officer
Southwest Gas Holdings, Inc.
Chief Executive Officer
Southwest Gas Corporation
Chair of the Board
Centuri Group, Inc.

Robert J. Stefani
Senior Vice President/
Chief Financial Officer
Southwest Gas Holdings, Inc.
Southwest Gas Corporation

Justin L. Brown
President
Southwest Gas Corporation

Randall P. Gabe*
Senior Vice President/
Chief Administrative Officer
Southwest Gas Corporation

Amy L. Timperley*
Senior Vice President/
Chief Regulatory and
Financial Planning Officer
Southwest Gas Corporation

Julie M. Williams
Senior Vice President/
Chief Operating Officer
Southwest Gas Corporation

Paul M. Daily
President and
Chief Executive Officer
Centuri Group, Inc.

As of March 1, 2023

Stockholder Information

Stock Listing Information
Southwest Gas Holdings, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "SWX." Quotes may be obtained in daily financial newspapers or some local newspapers where it is sometimes listed under "SoWestGas," or on our website at **www.swgasholdings.com**.

Dividend Reinvestment and Stock Purchase Plan
Our Dividend Reinvestment and Stock Purchase Plan provides investors with a simple and convenient method of purchasing the Company's common stock and investing cash dividends in additional shares without payment of brokerage commissions.

For more information contact:
EQ Shareowner Services
www.shareowneronline.com
or call **1-800-331-1119**.

Dividends
Dividends on common stock are typically declared quarterly by the Board of Directors and are generally payable on the first day of March, June, September, and December.

Investor Relations
The Company is committed to providing relevant and complete investment information to stockholders, individual investors, and members of the investment community. **Copies of the 2022 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained from our Corporate Secretary at the address below, upon request free of charge.** Additional requests of a financial nature should be directed to:

Rob Stefani
Investor Relations
Southwest Gas Holdings, Inc.
P.O. Box 98510
Las Vegas, NV 89193-8510
or call **702-876-7237**.

Additional Company information is available at:
www.swgasholdings.com
For non-financial information
call **702-876-7011**.

Transfer Agent and Registrar
EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-9942

Auditors
PricewaterhouseCoopers LLP
3800 Howard Hughes Parkway
Suite 650
Las Vegas, NV 89169-5906

Forward-looking Statements
This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 regarding the Company's current expectations. Forward-looking statements can be identified by words such as "intend," "plan," "goal," "will," "expect," "seek," "believe," "project," "estimate," "strategy," "future," "likely," "may," "should," and similar references to future periods. These statements are subject to a variety of risks that could cause actual results to differ materially from expectations. These risks and uncertainties include, in addition to those discussed herein, all factors discussed in the Company's Annual Report on Form 10-K for the year 2022.



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Southwest Gas
HOLDINGS